⇨ EVERYWHERE


KB
HOME
FROM $922/MO.
888-KB-HOMES

KB HOME 2001 ANNUAL REPORT


ALL
TIME
KBHOME
10 NEW MODELS
kbhome.com

Getting attention. Making an impact. Cultivating trust, loyalty and enduring relationships. ⇨ As the premier U.S. homebuilder serving first-time and first-move-up buyers, KB Home forges meaningful connections with consumers. We're in their sights and on their minds wherever they go, whenever they think of home. By offering more choices and more home for the dollar, we earn the privilege of serving tens of thousands of families each year. ⇨ Persistent, consistent and absolutely, indisputably there — that's KB Home.

FINANCIAL HIGHLIGHTS

YEARS ENDED NOVEMBER 30,

IN THOUSANDS, EXCEPT PER SHARE AND UNIT AMOUNTS	2001	2000	1999	1998	1997
NET ORDERS, DELIVERIES AND BACKLOG (NUMBER OF HOMES)					
NET ORDERS	24,935	24,275	23,094	16,781	12,489
DELIVERIES	24,868	22,847	22,460	15,213	11,443
UNIT BACKLOG	11,225	10,767	8,777	6,943	4,214
REVENUES AND INCOME					
REVENUES	$ 4,574,184	$ 3,930,858	$ 3,836,295	$ 2,449,362	$ 1,878,723
OPERATING INCOME	386,087	312,441	276,571	170,085	116,259
PRETAX INCOME	324,517	297,660	226,869	146,567	91,030
NET INCOME	214,217	209,960	147,469	95,267	58,230
BASIC EARNINGS PER SHARE	5.72	5.39	3.16	2.41	1.50
DILUTED EARNINGS PER SHARE	5.50	5.24	3.08	2.32	1.45
ASSETS, DEBT AND EQUITY					
TOTAL ASSETS	$ 3,692,866	$ 2,828,921	$ 2,664,235	$ 1,860,204	$ 1,418,991
MORTGAGES AND NOTES PAYABLE	1,683,650	1,373,274	1,191,090	769,259	697,697
MANDATORILY REDEEMABLE PREFERRED SECURITIES		189,750	189,750	189,750	
STOCKHOLDERS' EQUITY	1,092,481	654,759	676,583	474,511	383,056
RETURN ON AVERAGE STOCKHOLDERS' EQUITY	24.5%	25.6%	25.6%	22.2%	16.1%


40%
CAGR*
$6.00
$5.00
$4.00
$3.00
$2.00
$1.00
$1.45
$2.32
$3.08
$5.24
$5.50
97
98
99
00
01
DILUTED
EARNINGS PER SHARE

*Compound annual growth rate 97-01

STREET SIGNS, CNBC / 11:30 am



KB Home (KBH)
LIVE
Bruce Karatz
KB Home Chairman & CEO
Street Signs
DOW 10065.64
NASDAQ 2053.29
10 YR NOTE 4.98%
LHG55.85 PBG75.2 CTH37.4 LBH259.9
Cons. EPS $2.03
Estimate $1.82
EPS $2.30
Year Ago $2.00
Net Income 20.57% to $88.51m
Revenue 16.62% to $1.45b

DEAR SHAREHOLDERS

Companies coming off a great year often like to say, "The numbers tell the story," while companies coming off a tough year typically tell investors, "There's more to the story than just numbers." We at KB Home are the exception. Our record-breaking numbers are just the beginning. There's no way to describe our success in 2001 without offering the broader context of the people, events and strategies that combined to produce our outstanding results.

First, the numbers:

- For the year, unit deliveries increased 9% over those of fiscal 2000, to a record 24,868 units.
- Revenues rose 16% to $4.57 billion, a company record.
- Each of our geographic regions reported gains in unit delivery volume as net income advanced to a record $214.2 million.
- Earnings per share rose to $5.50, another record.
- At year's end, KB Home recorded a backlog of 11,225 units representing future revenues of $1.91 billion.




Bloomberg
KB Home
THREE MONTHS
Wildfire threat to people, property in Australia receding; about 60 fires still burning: AP


Bloomberg
Sears sees 4Q charge of $163 million, or $0.50/share; Sears rises 2.84 to 52.20


KB Home (KBH)
Q4 Earnings
Unit deliveries for Q4 reaches an all time high of 7,883 units, helping drive total rev. to $1.45b


Bloomberg
General Motors sees 2002 U.S. industry vehicle sales 10% below 2002; GM falls 0.43 to 49.81



Also in 2001, KB Home expanded its operations into the fast-growing Jacksonville, Florida and Laredo, Texas markets. These are telling examples of how KB Home intends to enhance shareholder value and build a nationally respected brand through intelligent growth that works on paper and in practice.

THE NEW MODEL HOMEBUILDER

Given the unsettled U.S. economy and wavering consumer confidence, our 2001 performance — and our industry's resilience — caught many industry observers off guard. Conventional wisdom, after all, has long held that homebuilding is a speculative, risk-heavy, cyclical pursuit whose fortunes are tied too closely to the rise and fall of interest rates. But the problem with conventional wisdom is that it tends to trail reality by several long paces. Until five or six years ago, many homebuilders would build entire communities and assume the costs of holding and maintaining model homes and production inventory until they sold. But following the recession of the early 1990s, we developed a system for pre-selling homes — originally known as "KB2000" and now called "KBnxt" — with a view to minimizing our risk exposure, enhancing the predictability and sustainability of our results, and offering consumers more and better choices. Today, after selecting a floorplan and homesite that meet their needs, buyers visit our KB Home Studios to customize everything from flooring to appliances to lighting fixtures, rolling the cost of those options into their mortgages. KBnxt ensures that construction of each home unfolds with "one-home-at-a-time" care. It's also proof that what's good for homebuyers is also good for homebuilders.

SQUAWK BOX, CNBC / 8:05 am


Bloomberg
KBHOME
KB HOME
KB Home posted 4Q net $2.03/share, topping $1.82 First Call est.
U.S. initial jobless claims fell 56,000 to 395,000 last week; December import prices fall 0.9%


SQUAWKBOX


CEOCALL


Bloomberg
KB HOME
Today, KB Home reported 4th-qtr profit rose 21%; home sales up 10%


CEOCALL

LOCATION, LOCATION, LOCATION

A solid business model is just one essential for a homebuilder. If you're not in the right places, process hardly matters. Building as we do in 12 of the 15 cities ranked by *Forbes* magazine as the best places in America to live and work, we know we're ideally situated. And by specializing in affordably priced homes for first-time and first-move-up buyers, we know we're a perfect fit for the young populations of growing western, southwestern and southeastern markets. Surveys repeatedly reveal that the goal of homeownership is common to nearly all American consumers. That fact, along with a continued shortage of housing nationwide, indicates that the opportunities before us are enormous, and growing all the time.

EVERYWHERE, ALL THE TIME

The myriad of ways in which we capitalize on those opportunities is what distinguishes KB Home from competitors and defines our corporate culture. Our strong bottom-line has everything to do with the fact that in 2001, KB Home seemed to be everywhere, all the time. January saw us on the floor of the New York Stock Exchange, ringing the opening bell to mark the occasion of our company name change. In one sense, the switch to "KB Home" was a practical decision – we simply formalized the shorthand by which we've been known for years. But in another sense, the change represented an important step in our evolution into a fully consumer-focused organization with strong brand recognition. In that way, the change drove the rest of our year, which was one of near-breathless intensity, marked by smart, aggressive marketing that significantly heightened our company's profile among consumers and the financial community. KB Home's presence on billboards, up in lights, on the airwaves, and in the press kept


KB Home (KBH)






KBHOME



us on the minds of prospective homebuyers in all our markets throughout the year. At KB Home, consumer outreach is a preoccupation that borders on obsession, and it begins with ongoing, in-depth research on first-time buyers to learn what motivates them. From there, we devise an exhaustive range of creative strategies and tactics that hit people where they live. This past year, as interest rates dropped to record low levels, we continued to find unusual, eye-catching ways to educate consumers about the ease and affordability of homeownership.

ON THE GROUND, IN THE AIR, "IN-YOUR-FACE"

In every medium, we create a message that hits home with consumers. Our overarching goal is to be everywhere people are. On any given weekend, that may mean hosting morning donuts and coffee or an afternoon cookout at our communities with high-profile partners such as Krispy Kreme and In-N-Out Burger. At the same time, just a few miles away, we may co-sponsor a county fair or be on hand at major family attractions: San Antonio's SeaWorld, a San Diego Padres game or a block party in Phoenix. High-visibility promotions are just the beginning. KB Home billboards dot the highways and streets near our neighborhoods, just as our flyers and doorhangers are fixtures at apartment complexes and mall parking lots. This past year, we beefed up our traditional media and promotional menu with an e-mail marketing campaign and a full half-hour infomercial in both English and Spanish that drove waves of consumer traffic to our communities. Our 888-KB-HOMES information line continued to provide a ready point-of-contact for consumers eager to prequalify for a mortgage or get answers to questions about monthly payments. And for the uninitiated, our KB Homebuyers Club serves as an indispensable resource for prospective homebuyers who've never had a reason to concern themselves with the difference between fixed- and variable-rate

STREET SWEEP, CNNfn / 3:20 pm


fn
the financial network
STREETSWEEP
New York Stock Exchange

mortgages. As those curious consumers on the sidelines make the transition to active shoppers, we've found that they tend to visit our communities first. The business-school term for this kind of assault-the-senses approach is "guerilla marketing," and while it's the norm for companies that sell cola, cars or candy bars, it's largely unheard of in homebuilding. We at KB Home are changing all that. Our in-house advertising agency develops an arsenal of highly targeted campaigns each year which, in addition to touting the benefits of homeownership, also boosts people's awareness of our brand. While cultivating brand loyalty is harder for a homebuilder than a packaged goods manufacturer, we are proving it can be done.

A CULTURE OF CUSTOMER SATISFACTION

This "can-do" spirit is at the heart of KB Home's culture — it's the essence of who we are. Our 3,700 employees represent a wide variety of different backgrounds and areas of expertise; what they have in common are high expectations and grand ambitions, coupled with an unyielding commitment to customer satisfaction. More than any other single factor, that commitment will ensure KB Home's competitive edge as we move forward. Simply put, everyone in our organization understands that success depends on our ability to satisfy every single homebuyer. Chief Operating Officer Jeff Mezger has personally overseen companywide efforts aimed at addressing any and all issues with the power to affect a buyer's experience with KB Home, and this work has more than paid off: In 2001, comprehensive data gleaned through sophisticated tracking processes revealed the highest customer-satisfaction ratings in our company's history. It would be an understatement to say this achievement is an enormous source of pride to all of us at KB Home.


FOX NEWS LIVE
Through The Roof!
KB HOME
FOX NY
LOS ANGELES
DOW 10472.48 ▼ 31.74

FOX NEWS LIVE / 11:49 am

PEAK PERFORMANCE, BUILT ON A FOUNDATION OF TRUST

World events of the past year resulted in the core values of home, family and community returning to the forefront of American public life. The lasting impact is a pointed reminder to all homebuilders of the responsibility we bear: We at KB Home are keenly aware that whenever buyers invest hard-earned dollars in their new homes, they are effectively entrusting us with nothing less than their hopes for the future. ⇨ Based on our performance throughout fiscal 2001, shareholders should know I have absolute confidence that our company is up to the challenge. For us, four decades of experience in building and selling new homes represents just the beginning. We look to the possibilities of the coming year with anticipation and a sense of genuine excitement.

SINCERELY,

BRUCE KARATZ, CHAIRMAN AND CHIEF EXECUTIVE OFFICER

FEBRUARY 12, 2002


COAST
WEST
PACIFIC / PT
MOUNTAIN / MT


COAST
CENTRAL / CT
EASTERN / ET
EAST

EVERYWHERE, ALL THE TIME ⇨ "SPACIOUS HOMES, THOUSANDS OF CHOICES, GREAT LOCATIONS. ALL AT A PRICE YOU CAN AFFORD." THAT'S THE HARDCORE MESSAGE KB HOME GOES TO EXTREMES TO COMMUNICATE. WHETHER THEY'RE TUNED IN, LOGGED ON, OR OUT AND ABOUT, WE FIND MEMORABLE, CREATIVE WAYS TO GET HOMEBUYERS' ATTENTION.




KB HOME
CALIFORNIA


WELCOME
TO Fabulous
LAS VEGAS
NEVADA
NEVADA

WHERE THE CUSTOMER REALLY IS KING ⇨ JUST BECAUSE A HOME IS THE BIGGEST PURCHASE PEOPLE MAKE DOESN'T MEAN IT HAS TO BE THE TOUGHEST. ONE-STOP MORTGAGE SHOPPING THROUGH KB HOME MORTGAGE SIMPLIFIES THE LOAN PROCESS. BUYERS CUSTOMIZE EVERYTHING FROM COUNTERTOPS TO WINDOW COVERINGS AT KB HOME STUDIOS. AND OUR KB HOMEBUYERS CLUB GIVES HOUSEHUNTERS THE ADVICE AND ASSISTANCE THEY NEED TO REALIZE THE DREAM OF OWNERSHIP.



Las Vegas TOURIST BUREAU
KBHOME



TEAMING UP WITH CHAMPIONS ⇨ KB HOME MADE HEADLINES IN 2001 WITH MARQUEE MARKETING PARTNERSHIPS THAT HIT CONSUMERS RIGHT WHERE THEY LIVE. JOINING FORCES WITH THE WORLD CHAMPION ARIZONA DIAMONDBACKS AND OTHER WORLD-CLASS BRANDS AND ORGANIZATIONS BOOSTED TRAFFIC AND SALES AT OUR COMMUNITIES THROUGHOUT THE YEAR.


Sports
The New York Times
IMPROBABLE RALLY ENDS YANKEES' REIGN
Arizona Makes Some New History
Rivera Fails To Make Good On His Promise

ARIZONA

KBH


$ 2.20
Imagine Getting More
UNLEADED
THIS SALE
GALLONS
NO
STOP MOTOR
NO SMOKING
UNLEADED PLUS
U PUMP IT

NEW MEXICO

INTELLIGENCE BY THE TANKFUL ⇨ EACH YEAR, TO BE SURE WE'RE BUILDING THE HOMES PEOPLE WANT, KB HOME SURVEYS BUYERS' NEEDS, PREFERENCES, AND MOTIVATIONS. WE NEED TO KNOW: WHERE EXACTLY, DO THEY WANT TO LIVE? IS A FIREPLACE ESSENTIAL? WOULD THEY TRADE A SMALLER YARD FOR MORE SQUARE FOOTAGE? THE EFFORT HELPS DETERMINE WHERE WE BUILD, WHICH FEATURES WE INCLUDE IN LOCAL MODELS, AND MORE.


025 MGS
New Mexico USA
KBHOME


RUGGED, ALL-TERRAIN PRODUCTS. SMOOTH-SAILING SERVICE. FROM THE MOUNTAINS TO THE PRAIRIES, THE ROAD TO A HOMEBUYER'S UNEQUIVOCAL SATISFACTION IS PAVED WITH QUALITY CONSTRUCTION MATERIALS, A 10-YEAR LIMITED WARRANTY AND KB HOME'S HANDS-ON, DETAIL-ORIENTED SUPERIN-TENDENTS AND SALES AGENTS.


EVERYWHERE, ALL THE TIME / 1:36 pm
COLORADO
KBHOME
KBHOME
KBH
20
21

EVERYWHERE, ALL THE TIME / 12:47 pm


TEXAS

KBH

22 23

ON A ROLL, WITH A NEW NAME ⇨ WHAT'S IN A NAME? FOR STARTERS, EVERY IMPRESSION, EVERY ASSOCIATION AND EVERY EXPERIENCE PEOPLE HAVE WITH THAT ORGANIZATION. ⇨ WITH SO MUCH AT STAKE, A NAME HAS TO BE CONCISE, MEMORABLE AND TRUE TO THE COMPANY'S SPIRIT AND MISSION. RESEARCH REVEALED THAT THE WORLD ALREADY CALLED OUR COMPANY "KB HOME," SO WE MADE IT OFFICIAL IN 2001.


BHOME
FROM THE $110s


FREE
Pre-Qualification
KBHOME
(888) KB-HOMES kbhome.com
GATORS

WHERE IT'S AT, WHEN IT COUNTS ⇨ IN 2001, KB HOME EXTENDED ITS OPERATIONS TO THE EAST COAST WITH A STRATEGIC ACQUISITION IN JACKSONVILLE, FLORIDA, AND BROADENED ITS REACH WITH EXPANSION INTO THE LAREDO, TEXAS, MARKET. THE MOVES WERE CONSISTENT WITH OUR STRATEGY OF BUILDING A COMMANDING PRESENCE IN FAST-GROWING MARKETS—ONE HOME, AND ONE FAMILY, AT A TIME.


FLORIDA


100% BR
EVERYWHERE

RANDED

ALL THE TIME


21%
CAGR*
25,000
20,000
15,000
10,000
5,000
0
11,443
15,213
22,460
22,847
24,868
97
98
99
00
01
UNIT DELIVERIES
34%
CAGR*
$500
$400
$300
$200
$100
$0
$154
$217
$359
$434
$494
97
98
99
00
01
EBITDA
(IN MILLIONS)

* Compound annual growth rate 97-01



30%
CAGR*
$1,200
$1,000
$800
$600
$400
$200
$383
$475
$677
$655
$1,092
97
98
99
00
01

STOCKHOLDERS' EQUITY
(IN MILLIONS)



28%
CAGR*
12,000
10,000
8,000
6,000
4,000
2,000
4,214
6,943
8,777
10,767
11,225
97
98
99
00
01

UNIT BACKLOG

*Compound annual growth rate 97-01


21%
20%
19%
18%
17%
16%
18.2%
19.2%
19.3%
19.7%
20.1%
97
98
99
00
01

HOUSING
GROSS MARGIN


8%
7%
6%
5%
4%
3%
5.5%
6.2%
6.9%
7.5%
7.8%
97
98
99
00
01

CONSTRUCTION
OPERATING MARGIN

2001 CONSTRUCTION REVENUES


36%
WEST COAST
22%
SOUTHWEST
29%
CENTRAL
13%
FOREIGN

$4,501,715,000

SELECTED FINANCIAL INFORMATION

YEARS ENDED NOVEMBER 30,

IN THOUSANDS, EXCEPT PER SHARE AMOUNTS	2001	2000	1999	1998	1997
CONSTRUCTION:					
Revenues	$4,501,715	$3,870,488	$3,772,121	$2,402,966	$1,843,614
Operating income	352,316	288,609	259,107	148,672	101,751
Total assets	2,983,522	2,361,768	2,214,076	1,542,544	1,133,861
Mortgages and notes payable	1,088,615	987,980	813,424	529,846	496,869
MORTGAGE BANKING:					
Revenues	$ 72,469	$ 60,370	$ 64,174	$ 46,396	$ 35,109
Operating income	33,771	23,832	17,464	21,413	14,508
Total assets	709,344	467,153	450,159	317,660	285,130
Notes payable	595,035	385,294	377,666	239,413	200,828
Collateralized mortgage obligations	22,359	29,928	36,219	49,264	60,058
CONSOLIDATED:					
Revenues	$4,574,184	$3,930,858	$3,836,295	$2,449,362	$1,878,723
Operating income	386,087	312,441	276,571	170,085	116,259
Net income	214,217	209,960	147,469	95,267	58,230
Total assets	3,692,866	2,828,921	2,664,235	1,860,204	1,418,991
Mortgages and notes payable	1,683,650	1,373,274	1,191,090	769,259	697,697
Collateralized mortgage obligations	22,359	29,928	36,219	49,264	60,058
Mandatorily redeemable preferred securities (Feline Prides)		189,750	189,750	189,750	
Stockholders' equity	1,092,481	654,759	676,583	474,511	383,056
BASIC EARNINGS PER SHARE	$ 5.72	$ 5.39	$ 3.16	$ 2.41	$ 1.50
DILUTED EARNINGS PER SHARE	5.50	5.24	3.08	2.32	1.45
CASH DIVIDENDS PER COMMON SHARE	.30	.30	.30	.30	.30

RESULTS OF OPERATIONS

OVERVIEW Revenues are primarily generated from the Company's (i) homebuilding operations in the United States and France and (ii) its domestic mortgage banking operations.

Domestically, the Company's construction revenues are generated from operating divisions in the following regional groups: "West Coast" – California; "Southwest" – Arizona, Nevada and New Mexico; and "Central" – Colorado, Florida and Texas. Internationally, the Company operates in France through a majority-owned subsidiary.

In January 2001, the Company changed its name from "Kaufman and Broad Home Corporation" to "KB Home." This new name, which resulted from homebuyer input, was intended to convey the Company's strong customer focus and its commitment to helping homebuyers realize their dream of home ownership.

The Company achieved record earnings for the fourth consecutive year in 2001 and delivered 24,538 homes, the largest number of units delivered during any single year in its history. Total Company revenues reached a record $4.57 billion in 2001, up 16.4% from $3.93 billion in 2000, which had increased 2.5% from $3.84 billion in 1999. The increase in revenues in 2001 was mainly due to an increase in housing revenues. The modest increase in revenues in 2000 compared to 1999 was primarily attributable to higher housing and land sale revenues. Included in total Company revenues were mortgage banking revenues of $72.5 million in 2001, $60.4 million in 2000 and $64.2 million in 1999.

Net income for the year ended November 30, 2001 increased to $214.2 million, or $5.50 per diluted share, from $210.0 million, or $5.24 per diluted share, for the year ended November 30, 2000. The results for 2000 included a one-time gain of $39.6 million, or $.99 per diluted share, on the issuance of stock by the Company's French subsidiary in an initial public offering (the "French IPO" gain). Excluding the French IPO gain, 2000 net income and diluted earnings per share were $170.4 million and $4.25, respectively. In 2001, net income rose on higher unit delivery volume, expanded gross margins and increased net income from mortgage banking operations.

Net income in 2000 was 42.4% higher than the $147.5 million, or $3.08 per diluted share, recorded in 1999. Excluding the French IPO gain in 2000 and excluding an after-tax secondary marketing trading loss of $11.8 million, or $.25 per diluted share, recorded in 1999 as a result of unauthorized trading by an employee of the Company's mortgage banking subsidiary, earnings per share in 2000 were 27.6% higher than 1999 results. Excluding the impact of the trading loss, net income for 1999 was $159.2 million and diluted earnings per share were $3.33. In 2000, the increase in diluted earnings per share was principally driven by the combined effect of a higher housing gross margin, lower selling, general and administrative expenses, a lower effective income tax rate and a 16.2% reduction in the average number of diluted shares outstanding due to the Company's share repurchase program.

CONSTRUCTION

REVENUES Construction revenues reached an all-time high of $4.50 billion in 2001, increasing 16.3% from $3.87 billion in 2000, which had increased from $3.77 billion in 1999. The increase in 2001 was mainly due to higher housing revenues driven by increased unit delivery volume and a higher average selling price. In 2000, the improvement was primarily the result of increased housing and land sale revenues.

	WEST COAST	SOUTHWEST	CENTRAL	FOREIGN	TOTAL	UNCONSOLIDATED JOINT VENTURES
UNIT DELIVERIES						
2001						
First	981	1,248	1,746	553	4,528	84
Second	1,388	1,503	2,121	711	5,723	98
Third	1,553	1,690	2,432	798	6,473	79
Fourth	1,628	1,797	3,069	1,320	7,814	69
Total	5,550	6,238	9,368	3,382	24,538	330
2000						
First	1,128	1,264	1,653	520	4,565	123
Second	1,207	1,349	1,884	602	5,042	137
Third	1,444	1,596	1,944	726	5,710	102
Fourth	1,697	1,623	2,631	1,124	7,075	93
Total	5,476	5,832	8,112	2,972	22,392	455
NET ORDERS						
2001						
First	1,176	1,973	2,531	664	6,344	65
Second	1,541	1,855	3,078	896	7,370	74
Third	1,082	1,494	2,369	720	5,665	64
Fourth	973	1,156	2,051	1,156	5,336	17
Total	4,772	6,478	10,029	3,436	24,715	220
2000						
First	1,341	1,523	1,903	558	5,325	115
Second	2,178	1,875	2,888	896	7,837	121
Third	1,301	1,301	2,191	564	5,357	102
Fourth	1,198	1,337	1,941	836	5,312	106
Total	6,018	6,036	8,923	2,854	23,831	444

	WEST COAST	SOUTHWEST	CENTRAL	FOREIGN	TOTAL	UNCONSOLIDATED JOINT VENTURES
ENDING BACKLOG-UNITS						
2001						
First	2,616	3,036	4,795	1,928	12,375	189
Second	2,769	3,388	5,752	2,113	14,022	165
Third	2,298	3,192	5,939	2,035	13,464	150
Fourth	1,643	2,551	4,921	2,012	11,127	98
2000						
First	2,092	2,366	3,449	1,566	9,473	211
Second	3,063	2,892	4,453	1,860	12,268	195
Third	2,920	2,597	4,700	1,898	12,115	195
Fourth	2,421	2,311	4,010	1,817	10,559	208
ENDING BACKLOG-VALUE, IN THOUSANDS						
2001						
First	$754,618	$460,411	$667,155	$297,706	$2,179,890	$37,611
Second	790,862	523,751	805,022	285,255	2,404,890	33,330
Third	653,487	497,700	847,614	306,470	2,305,271	30,000
Fourth	474,645	420,282	700,251	294,870	1,890,048	20,384
2000						
First	$495,782	$349,122	$438,739	$249,581	$1,533,224	$38,824
Second	755,243	413,692	570,012	315,151	2,054,098	36,660
Third	737,912	377,324	607,767	310,240	2,033,243	35,880
Fourth	643,620	345,609	541,258	272,901	1,803,388	42,224

Housing revenues totaled $4.37 billion in 2001, $3.77 billion in 2000 and $3.73 billion in 1999, each amount establishing a new Company record for the year in which it was reported. In 2001, housing revenues increased 15.9% over the previous year due to a 9.6% increase in unit volume, reflecting growth in all of the Company's geographic regions, and a 5.8% increase in the average selling price. In 2000, housing revenues rose 1.0% above 1999 results due to a 1.1% increase in the average selling price; unit volume was comparable to that of 1999.

Housing revenues from West Coast operations totaled $1.57 billion in 2001, up 11.6% from $1.41 billion in 2000, reflecting a 1.4% increase in unit delivery volume and a 10.2% increase in the average selling price. West Coast housing operations generated 40.6% of domestic housing revenues in 2001, down from 42.7% in 2000 and 46.8% in 1999, a trend that is consistent with the Company's steady diversification of its domestic operations outside of California since 1993. Housing revenues generated from the Company's Southwest region rose 16.1% to $983.1 million in 2001 from $846.9 million in 2000 due to a 7.0% increase in unit deliveries and an 8.5% increase in the average selling price. The Central region posted housing revenues of $1.32 billion, up 26.3% from $1.04 billion in 2000, the result of a 15.5% increase in unit deliveries and a 9.4% increase in the average selling price when compared to 2000. Southwest region housing revenues accounted for 25.4% of domestic housing revenues in 2001, compared to 25.7% in 2000 and 24.8% in 1999. Central region housing revenues accounted for 34.0% of domestic housing revenues in 2001, up from 31.6% in 2000 and 28.4% in 1999. In France, housing revenues of $494.8 million in 2001 rose 5.2% from $470.3 million in 2000, the result of a 14.0% increase in unit volume, partially offset by a 7.7% decrease in the average selling price.

In 2000, West Coast region housing revenues decreased 9.5% from $1.56 billion in 1999 due to a 13.4% decrease in unit deliveries, partially offset by a 4.5% increase in the average selling price. Housing revenues in the Southwest region rose 2.9% in 2000 from $823.2 million in 1999, reflecting a small increase in unit deliveries and a higher average selling price. In the Central region, housing revenues in 2000 rose 10.4% from $945.4 million in 1999, the result of increases in both unit volume and average selling price. In France, housing revenues rose 16.6% in 2000 from $403.4 million in 1999, reflecting higher unit volume, partially offset by a lower average selling price.

Company-wide housing deliveries increased 9.6% to 24,538 units in 2001 from 22,392 units in 2000, reflecting growth in U.S. and French deliveries of 8.9% and 14.0%, respectively. The increase in domestic deliveries was driven by improvement in each of the Company's three geographic regions, with increases of 1.4%, 7.0% and 15.5% achieved in the West Coast, Southwest and Central regions, respectively. West Coast region deliveries increased to 5,550 units in 2001 from 5,476 units in 2000 even though the Company operated 8.1% fewer active communities in the region during 2001. Southwest region operations delivered 6,238 units in 2001, up from 5,832 units in 2000, despite a 5.1% decrease in the average number of active communities operated in this region. In the Central region, deliveries totaled 9,368 units in 2001, up from 8,112 units in 2000. The average number of active communities in the Central region rose 9.0% in 2001. French deliveries increased to 3,382 units in 2001 from 2,967 units in 2000, partly due to the inclusion of a full year of results from acquisitions made during 2000.

In 2000, housing deliveries of 22,392 units were essentially flat compared with the 22,422 units delivered in 1999, as a 2.6% decrease in U.S. deliveries was largely offset by a 20.4% increase in French deliveries. The decline in domestic deliveries reflected a 13.4% decrease in the West Coast region, partly offset by increases of .5% and 3.9% in the Southwest and Central regions, respectively. West Coast deliveries decreased to 5,476 units in 2000 from 6,323 units in 1999, primarily due to two factors. First, the re-focusing of the Company's West Coast operations following the Lewis Homes acquisition, in keeping with the KBnxt business model, resulted in fewer active communities in Northern California in 2000 compared to 1999. Second, the strength of the Company's Southwest and Central region operations, which generally offered lower risk for less investment in land, caused the Company to apply more stringent criteria with regard to its land investment decisions in the West Coast region. Southwest operations delivered 5,832 units in 2000, up slightly from 5,801 units in 1999, despite a 4.9% decrease in the average number of active communities compared to the prior year. Deliveries from Central region operations increased to 8,112 units in 2000 from 7,809 units in 1999, as the average number of active communities in the region rose 4.2% from the prior year. French deliveries increased 20.4% to 2,967 units in 2000 from 2,465 units in 1999, as a result of expansion of these operations during 2000, partly through acquisitions.

The Company-wide average new home price increased 5.8% in 2001, to $178,000 from $168,300 in 2000. The 2000 average had advanced 1.1% from $166,500 in 1999. The increase in the average selling price in 2001 resulted from a higher domestic average selling price, partially offset by a lower average selling price in France.

In the West Coast region, the average selling price rose 10.2% in 2001 to $283,100 from $257,000 in 2000, which had increased 4.5% from $246,000 in 1999. The average selling price in the Southwest region increased 8.5% to $157,600 in 2001, compared with $145,200 in 2000 and $141,900 in 1999. The Central region average selling price rose 9.4% to $140,700 in 2001 compared with $128,600 in 2000, which had increased 6.2% from $121,100 in 1999. The higher average selling prices in each of the Company's domestic regions in 2001 resulted from strategic increases in sales prices made by the Company in most of its markets. The increase in 2000 also resulted from modest increases in sales prices in certain domestic markets.

The Company's average selling price in France decreased 7.7% to $146,300 in 2001 from $158,500 in 2000, which had decreased 3.1% from $163,600 in 1999. The decreases in 2001 and 2000 were largely the result of a Company strategy to increase the proportion of its French deliveries from condominiums, which are typically priced below single-family detached homes, and the adverse foreign currency translation impact resulting from a weakening in the French franc compared to the U.S. dollar.

Revenues from the development of commercial buildings, all located in metropolitan Paris, totaled $69.9 million in 2001, just below the Company's projections of $75 million to $90 million, but up substantially, as anticipated, from $.8 million in 2000 and $.7 million in 1999. The Company's French commercial revenues increased substantially in 2001 due to the Company's decision to expand its commercial activity as market conditions for commercial development improved. For several years prior to 2001, the Company had de-emphasized its commercial development operations, which had generated revenues as high as $362.3 million in 1990, in light of less favorable commercial market conditions.

Land sale revenues totaled $64.8 million in 2001, $100.5 million in 2000 and $37.8 million in 1999. Generally, land sale revenues fluctuate with management's decisions to maintain or decrease the Company's land ownership position in certain markets based upon the volume of its holdings, the strength and number of competing developers entering particular markets at given points in time, the availability of land in markets served by the Company and prevailing market conditions. The results for 2001 and 1999 are more representative of typical historical Company land sales activity levels. In contrast, land sale revenues were higher in 2000 as a result of the Company's adoption of an asset repositioning strategy, in late 1999, which included the identification and sale of non-core assets.

OPERATING INCOME Operating income increased to a new Company record of $352.3 million in 2001, which was 22.1% higher than the previous record of $288.6 million achieved in 2000. As a percentage of revenues, operating income rose to 7.8% in 2001 from 7.5% in 2000. Housing gross profits in 2001 increased 17.8% or $132.7 million to $876.4 million from $743.7 million in 2000. As a percentage of related revenues, the housing gross profit margin was 20.1% in 2001, up from 19.7% in the prior year, primarily due to a higher average selling price. The Company's housing gross profit margin also showed sequential improvement during each quarter of 2001 progressing from 19.5% in the first quarter to 20.8% in the fourth quarter. Commercial activities in France generated profits of $10.6 million in 2001, compared to $.2 million in 2000. Company-wide land sales generated profits of $1.7 million in 2001 and $2.8 million in 2000.

Selling, general and administrative expenses totaled $536.5 million in 2001 compared with $458.0 million in 2000. As a percentage of housing revenues, to which these expenses are most closely correlated, selling, general and administrative expenses increased slightly to 12.3% in 2001 from 12.2% in 2000. For the first nine months of 2001, the Company achieved a lower selling, general and administrative expense ratio compared to the same period of 2000. However, selling expenses rose significantly in the fourth quarter as marketing efforts had to be stepped-up to stimulate traffic in the aftermath of the September 11th tragedy and to attract sales in the increasingly competitive marketplace. Provided there are no further negative consequences from the terrorist activities and U.S. response, and subject to other risk factors described below, the Company expects selling expenses to remain at higher levels during the first quarter of 2002 and return to more normal levels in the remainder of the year.

Operating income increased 11.4% to $288.6 million in 2000 from $259.1 million in 1999. This increase was primarily due to higher housing gross profits and lower selling, general and administrative expenses. Housing gross profits in 2000 increased 3.0%, or $22.1 million, to $743.7 million from $721.6 million in 1999. As a percentage of related revenues, the housing gross profit margin was 19.7% in 2000, up from 19.3% in the prior year. This increase was primarily due to an improved pricing environment, generally favorable market conditions throughout 2000, deeper execution of the KBnxt operational business model and a reduction in the negative impact of purchase accounting associated with the 1999 acquisition of Lewis Homes. Company-wide land sales generated a profit of $2.8 million in 2000, compared to a loss of $1.2 million in 1999.

Selling, general and administrative expenses decreased to $458.0 million in 2000 from $461.3 million in 1999. As a percentage of housing revenues, selling, general and administrative expenses decreased to 12.2% in 2000 from 12.4% in 1999. The improved ratio resulted from savings generated by the Company's cost-containment initiatives.

INTEREST INCOME AND EXPENSE Interest income, which is generated from short-term investments and mortgages receivable, amounted to $3.6 million in 2001, $5.8 million in 2000 and $7.8 million in 1999. The decrease in interest income in 2001 resulted primarily from a lower interest bearing average balance of mortgages receivable compared to 2000. Interest income declined in 2000 due to a decrease in the interest bearing average balances of both short-term investments and mortgages receivable compared to 1999.

Interest expense results principally from borrowings to finance land purchases, housing inventory and other operating and capital needs. In 2001, interest expense, net of amounts capitalized, increased by $9.6 million to $41.1 million, up from $31.5 million in 2000. Gross interest incurred in 2001 was $8.8 million higher than that incurred in 2000, reflecting an increase in average indebtedness. The percentages of interest capitalized in 2001 and 2000 were 60.1% and 66.6%, respectively.

In 2000, interest expense, net of amounts capitalized, increased to $31.5 million from $28.3 million in 1999. Gross interest incurred in 2000 was $16.2 million higher than that incurred in 1999, reflecting an increase in average indebtedness. The percentage of interest capitalized in 2000 increased from *63.7% capitalized in 1999.*

MINORITY INTERESTS Minority interests are comprised of two major components: pretax income of consolidated subsidiaries and joint ventures related to residential and commercial activities; and distributions associated with the Company's Feline Prides securities. Operating income was reduced by minority interests of $27.9 million in 2001, $31.6 million in 2000 and $29.4 million in 1999. Minority interests in 2001, 2000 and 1999 included distributions of $11.4 million, $15.2 million and $15.2 million, respectively, associated with the Feline Prides. Since the Feline Prides mandatorily converted into common stock of the Company on August 16, 2001, minority interests in future periods will no longer include distributions associated with these securities. In 2001 and 2000, minority interests reflected the impact of the Company's French IPO.

EQUITY IN PRETAX INCOME OF UNCONSOLIDATED JOINT VENTURES The Company's unconsolidated joint venture activities were located in Nevada, New Mexico and France in 2001; California, Nevada, New Mexico and France in 2000; and California, Nevada, New Mexico, Texas and France in 1999. These unconsolidated joint ventures posted combined revenues of $82.1 million in 2001, $116.8 million in 2000 and $13.9 million in 1999. Revenues from unconsolidated joint ventures in 2001 and 2000 were substantially higher than in 1999 primarily due to the inclusion of a joint venture related to a Nevada community. All unconsolidated joint venture revenues in 2001, 2000 and 1999 were generated from residential properties. Unconsolidated joint ventures generated combined pretax income of $6.5 million in 2001, $4.9 million in 2000 and $3.6 million in 1999. The Company's share of pretax income from unconsolidated joint ventures totaled $3.9 million in 2001, $2.9 million in 2000 and $.2 million in 1999.

GAIN ON ISSUANCE OF FRENCH SUBSIDIARY STOCK The Company recognized a one-time gain of $39.6 million from the issuance of 5,314,327 common shares (including the over allotment option) by Kaufman & Broad S.A. ("KBSA"), the Company's French subsidiary, in an initial public offering in the first quarter of 2000. The offering was made in France and elsewhere in Europe and was priced at 23 euros per share. Since the initial public offering, KBSA has been listed on the Premier Marché of the ParisBourse. The offering generated total net proceeds of $113.1 million, of which $82.9 million was used by the Company to reduce its domestic debt and repurchase shares of its common stock. The remainder of the proceeds was used to fund internal and external growth of KBSA. Since the initial public offering, the Company has maintained a 57% majority ownership interest in KBSA and continues to consolidate these operations in its financial statements.

MORTGAGE BANKING

INTEREST INCOME AND EXPENSE The Company's mortgage banking operations provide financing principally to purchasers of homes sold by the Company's domestic housing operations through the origination of residential mortgages. Interest income is earned primarily from first mortgages and mortgage-backed securities held for long-term investment as collateral, while interest expense results from notes payable and the collateralized mortgage obligations. Interest income increased to $21.9 million in 2001 from $21.1 million in 2000 and $19.2 million in 1999. Interest expense decreased to $18.4 million in 2001 from $19.4 million in 2000, which had increased from $16.9 million in 1999. Interest income increased in both 2001 and 2000 primarily due to a higher balance of first mortgages held under commitments of sale and other receivables outstanding compared to the previous year.

Interest expense decreased in 2001 from the previous year due to lower interest rates. Interest expense rose in 2000 from 1999 due to a higher amount of notes payable outstanding compared to 1999. Combined interest income and expense resulted in net interest income of $3.5 million in 2001, $1.7 million in 2000 and $2.3 million in 1999. These differences reflect variations in mortgage production mix; movements in short-term versus long-term interest rates; and the amount, timing and rates of return on interim reinvestments of monthly principal amortization and prepayments.

OTHER MORTGAGE BANKING REVENUES Other mortgage banking revenues, which principally consist of gains on sales of mortgages and servicing rights and, to a lesser extent, mortgage servicing fees and insurance commissions, totaled $50.5 million in 2001, $39.2 million in 2000 and $45.0 million in 1999. The increase in 2001 reflected higher gains on the sales of mortgages and servicing rights primarily due to a higher volume of mortgage originations associated both with increases in underlying housing unit delivery volume and higher retention. By "retention," the Company is referring to the percentage of the Company's domestic homebuyers using the Company's mortgage banking subsidiary as a loan originator. Also contributing to the increase in 2001 was a shift in product mix toward a higher proportion of fixed rate loans. In 2000, the decrease in other mortgage banking revenues was primarily the result of lower gains on the sales of mortgages and servicing rights due to lower unit delivery volume. Interest rate increases during 2000, including a shift in product mix toward more variable rate loans, lower retention and the intensely competitive mortgage banking environment also contributed to the decrease.

GENERAL AND ADMINISTRATIVE EXPENSES General and administrative expenses associated with the mortgage banking operations increased to $20.3 million in 2001 from $17.2 million in 2000 and $11.6 million in 1999. In 2001, general and administrative expenses increased as a result of the expansion of certain ancillary businesses, higher staff levels in place to accommodate the Company's higher backlog and the overall growth of the mortgage banking operations in anticipation of higher origination volumes. The increase in general and administrative expenses in 2000 was primarily due to expansion of the operations.

SECONDARY MARKETING TRADING LOSS On August 31, 1999, the Company disclosed that it had discovered unauthorized mortgage loan trading activity by an employee of its mortgage banking subsidiary resulting in a pretax trading loss of $18.2 million ($11.8 million, or $.25 per diluted share, on an after-tax basis). It is normal practice for the Company's mortgage banking subsidiary to sell loans into the market that approximately match loan commitments to the Company's homebuyers. This practice is intended to hedge exposure to changes in interest rates that may occur until loans are sold to secondary market investors in the ordinary course of its business. The loss was the result of a single employee engaging in unauthorized mortgage loan trading largely unrelated to mortgage originations. The employee who conducted the unauthorized trading was terminated.

INCOME TAXES

The Company recorded income tax expense of $110.3 million in 2001, $87.7 million in 2000 and $79.4 million in 1999. These amounts represented effective income tax rates of approximately 34.0% in both 2001 and 2000 (excluding the one-time gain on the issuance of French subsidiary stock in 2000) and 35.0% in 1999. The effective tax rate declined by 1.0 percentage point in 2000 as a result of greater utilization of tax credits. Pretax income for financial reporting purposes and taxable income for income tax purposes historically have differed primarily due to the impact of state income taxes, foreign tax rate differences, intercompany dividends and the use of tax credits.

LIQUIDITY AND CAPITAL RESOURCES

The Company assesses its liquidity in terms of its ability to generate cash to fund its operating and investing activities. Historically, the Company has funded its construction and mortgage banking activities with internally generated cash flows and external sources of debt and equity financing. Operating, investing and financing activities provided net cash of $248.3 million in 2001 and $4.7 million in 2000.

Operating activities provided $45.9 million in 2001 and $52.9 million in 2000. The Company's sources of operating cash in 2001 included earnings of $214.2 million, an increase in accounts payable, accrued expenses and other liabilities of $295.9 million, other operating sources of $21.3 million and various noncash items deducted from net income. The increase in accounts payable, accrued expenses and other liabilities primarily reflected increased production activity at the end of the year as the Company's payment terms were essentially unchanged from the previous year. The cash provided was partially offset by an increase in receivables of $372.9 million and investments in inventories of $137.1 million (excluding the effect of acquisitions and $54.6 million of inventories acquired through seller financing).

In 2000, the sources of operating cash included earnings of $210.0 million and various noncash items deducted from net income. The cash provided was partially offset by an investment of $96.1 million in inventories (excluding the effect of acquisitions and $25.1 million of inventories acquired through seller financing), a decrease of $55.0 million in accounts payable, accrued expenses and other liabilities, an increase of $53.9 million in receivables and a gain of $39.6 million on the issuance of French subsidiary stock.

Cash used by investing activities totaled $48.3 million in 2001 and $24.9 million in 2000. In 2001, $53.7 million, net of cash acquired, was used for two acquisitions and $12.2 million was used for net purchases of property and equipment. Partially offsetting these uses were proceeds of $7.9 million received from mortgage-backed securities, which were principally used to pay down collateralized mortgage obligations for which the mortgage-backed securities had served as collateral, distributions of $5.4 million relating to investments in unconsolidated joint ventures and net sales of $4.3 million of mortgages held for long-term investment.

In 2000, cash used by investing activities included $24.3 million, net of cash acquired, used for acquisitions, $18.5 million used for net purchases of property and equipment and $2.6 million used for originations of mortgages held for long-term investment. Partially offsetting these uses were distributions of $13.9 million related to investments in unconsolidated joint ventures and proceeds of $6.6 million received from mortgage-backed securities.

Financing activities in 2001 provided $250.6 million of cash compared to $23.3 million used in 2000. In 2001, sources of financing cash included $247.5 million from the issuance of 9½% senior subordinated notes, $37.9 million from the issuance of common stock under employee stock plans and $5.1 million from net proceeds on borrowings. Partially offsetting the cash provided were payments to minority interests of $21.1 million, cash dividend payments of $11.2 million and payments on collateralized mortgage obligations of $7.6 million. Pursuant to its universal shelf registration statement filed with the Securities and Exchange Commission on December 5, 1997 (the "1997 Shelf Registration"), the Company issued the $250.0 million 9½% senior subordinated notes at 100% of the principal amount of the notes. The notes, which are due February 15, 2011 with interest payable semi-annually, represent unsecured obligations of the Company and are subordinated to all existing and future senior indebtedness of the Company. The notes are redeemable at the option of the Company, in whole, or in part, at 104.750% of their principal amount beginning February 15, 2006, and thereafter at prices declining annually to 100% on and after February 15, 2009. The Company's financial leverage, as measured by the ratio of debt to total capital was 49.9% at the end of 2001 compared to 53.9% at the end of 2000. The Company seeks to maintain its ratio of debt to total capital within a targeted range of 45% to 55%.

Financing activities in 2000 used $169.2 million for the repurchase of common stock (excluding $78.0 million of common stock repurchased through the issuance of promissory notes), $20.1 million for payments to minority interests, $11.5 million for cash dividend payments and $6.3 million for payments on collateralized mortgage obligations. Partially offsetting these uses were $113.1 million of proceeds from the issuance of French subsidiary stock, $59.1 million of net proceeds from borrowings and $11.6 million from the issuance of common stock under employee stock plans.

On July 19, 2001, the Company acquired Trademark Home Builders, Inc. ("Trademark"), a builder of single-family homes in Jacksonville, Florida. The acquisition marked the Company's entry into Florida. Trademark was acquired for approximately $30.1 million, including the assumption of approximately $16.3 million in debt, and was accounted for under the purchase method of accounting. The excess of the purchase price over the estimated fair value of net assets acquired was $9.2 million and was allocated to goodwill and assigned to the Company's construction segment.

On September 26, 2001, KBSA completed the acquisition of Résidences Bernard Teillaud ("RBT"), a France-based builder of condominiums. As a result of the acquisition, KBSA anticipates having a leading market position in the Rhône-Alps region of France. RBT was acquired for approximately $28.7 million and was accounted for under the purchase method of accounting. The excess of the purchase price over the estimated fair value of net assets acquired was $10.2 million and was allocated to goodwill and assigned to the Company's construction segment.

In accordance with Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets,"("SFAS No. 142"), the goodwill amounts recorded in connection with the acquisitions of Trademark and RBT will not be amortized but will be reviewed for impairment on an annual basis. The results of Trademark and RBT were included in the Company's consolidated financial statements as of their respective acquisition dates.

During the year ended November 30, 2000, the Company's French subsidiary, KBSA, completed the acquisitions of four homebuilders in France. These companies were acquired for an aggregate purchase price of $33.5 million and were accounted for under the purchase method of accounting. The excess of the purchase price over the estimated fair value of the net assets acquired was $24.7 million and was allocated to goodwill. Through November 30, 2001, the Company amortized the goodwill on a straight-line basis over a period of ten years. However, in accordance with SFAS No. 142, which the Company adopted as of December 1, 2001, in future periods the goodwill will no longer be amortized but will be reviewed for impairment on an annual basis.

In 2000, common stock repurchases made under the Company's share repurchase program totaled $247.0 million. The Company's share repurchase program was established in August 1999. The Company repurchased approximately 10.7 million shares in 2000, thereby completing the purchase of all the 14.5 million shares of common stock previously authorized for repurchase by the Company's Board of Directors. Included in the shares repurchased during 2000 were 4.0 million shares which had been issued as partial consideration for the January 1999 acquisition of Lewis Homes and were repurchased in a private transaction from the Lewis Homes sellers in September 2000.

On September 21, 2000, in connection with the repurchase of 4.0 million shares from the Lewis holders, the Company issued promissory notes (the "Shareholder Notes") with an aggregate principal amount of $78.0 million to the Lewis holders. Interest on the Shareholder Notes accrued monthly at a rate of 6¾%. The Company paid off the Shareholder Notes during the year ended November 30, 2001, prior to their scheduled maturity date of December 6, 2001.

On October 4, 2001, the Company's Board of Directors approved a new stock repurchase authorization of up to 4.0 million additional shares of the Company's common stock. The authorization positions management to opportunistically purchase common shares from time to time on the open market or in privately negotiated transactions. No shares had been repurchased under this authorization as of November 30, 2001.

In connection with its share repurchase program, on August 27, 1999, the Company established a grantor stock ownership trust (the "Trust") into which certain shares repurchased in 2000 and 1999 were transferred. The Trust, administered by an independent trustee, acquires, holds and distributes the shares of common stock for the purpose of funding certain employee compensation and employee benefit obligations of the Company under its existing stock option, 401(k) and other employee benefit plans. The existence of the Trust has no impact on the amount of benefits or compensation that is paid under these plans.

For financial reporting purposes, the Trust is consolidated with the Company. Any dividend transactions between the Company and the Trust are eliminated. Acquired shares held by the Trust remain valued at the market price at the date of purchase and are shown as a reduction to stockholders' equity in the consolidated balance sheet. The difference between the Trust share value and the fair market value on the date shares are released from the Trust, for the benefit of employees, is included in additional paid-in capital. Common stock held in the Trust is not considered outstanding in the computation of earnings per share. The Trust held 8.1 million and 8.8 million shares of common stock at November 30, 2001 and 2000, respectively. The trustee votes shares held by the Trust in accordance with voting directions from eligible employees, as specified in a trust agreement with the trustee.

External sources of financing for the Company's construction activities include its domestic unsecured credit facility, other domestic and foreign bank lines, third-party secured financings, and the public debt and equity markets. Substantial unused lines of credit remain available for the Company's future use, if required, principally through its domestic unsecured revolving credit facility. On October 6, 2000, the Company entered into an unsecured credit agreement (the "Unsecured Credit Facility") consisting of a four-year committed revolving credit facility and a five-year term loan, which together replaced its previously existing revolving credit facility and term loan agreement. The Unsecured Credit Facility totaled $732.0 million at November 30, 2001 and was comprised of a $564.1 million four-year committed revolving credit facility and a $167.9 million five-year term loan. The Unsecured Credit Facility has the capacity to be expanded up to an aggregate total of $900.0 million if additional bank lending commitments are obtained. Interest on the Unsecured Credit Facility is payable monthly at the London Interbank Offered Rate plus an applicable spread on amounts borrowed. The Company had $536.3 million available for its future use under the Unsecured Credit Facility at November 30, 2001. In addition, the Company's French subsidiaries have lines of credit with various banks which totaled $321.7 million at November 30, 2001 and have various committed expiration dates through November 2006. Under these unsecured financing agreements, $184.0 million was available to the Company's French subsidiaries at November 30, 2001.

Depending upon available terms and its negotiating leverage related to specific market conditions, the Company also finances certain land acquisitions with purchase-money financing from land sellers and other third parties. At November 30, 2001, the Company had outstanding seller-financed notes payable of $58.6 million secured primarily by the underlying property which had a carrying value of $172.2 million.

The Company's primary contractual financing obligations at November 30, 2001 were comprised of senior and senior subordinated notes, term loan borrowings, shareholder notes, mortgages, land contracts and other loans with principal payments due as follows: 2002: $40.9 million; 2003: $186.8 million; 2004: $180.6 million; 2005: $168.0 million; 2006: $124.6 million and thereafter: $250.0 million.

On October 15, 2001 the Company filed a universal shelf registration statement (as subsequently amended, the "2001 Shelf Registration") with the Securities and Exchange Commission for up to $750.0 million of the Company's debt and equity securities, which amount ultimately included $50.0 million in unused capacity under the Company's previously existing 1997 Shelf Registration after giving effect to the issuance of $200.0 million of 8⅞% senior subordinated notes in December 2001. The 2001 Shelf Registration was declared effective on January 28, 2002 and provides that securities may be offered from time to time in one or more series and in the form of senior, senior subordinated or subordinated debt, preferred stock, common stock, stock purchase contracts, stock purchase units and/or warrants to purchase such securities. As of February 15, 2002 no securities had been issued under the 2001 Shelf Registration and $750.0 million of capacity remained available.

On July 7, 1998, the Company, together with a KBHC Trust that was wholly owned by the Company, issued an aggregate of (i)19.0 million Feline Prides securities, and (ii)1.0 million KBHC Trust capital securities, with a $10 stated liquidation amount. The Feline Prides consisted of (i)18.0 million Income Prides with the stated amount per Income Prides of $10, which were units comprised of a capital security and a stock purchase contract under which the holders were to purchase common stock from the Company not later than August 16, 2001 and the Company was to pay to the holders certain unsecured contract adjustment payments, and (ii)1.0 million Growth Prides with a face amount per Growth Prides equal to the $10 stated amount, which were units consisting of a 1/100th beneficial interest in a zero-coupon U.S. Treasury security and a stock purchase contract under which the holders were to purchase common stock from the Company not later than August 16, 2001 and the Company was to pay to the holders certain unsecured contract adjustment payments.

The KBHC Trust utilized the proceeds from the issuance of the Feline Prides and capital securities to purchase an equivalent principal amount of the Company's 8% debentures due August 16, 2003 (the "8% Debentures"). The 8% Debentures were the sole asset of the KBHC Trust. On August 16, 2001, all of the Company's Feline Prides mandatorily converted into approximately 6.0 million shares of the Company's common stock. In connection with the conversion, all of the 8% Debentures held by the KBHC Trust were retired and the KBHC Trust was subsequently dissolved.

The Company uses its capital resources primarily for land purchases, land development and housing construction. The Company typically manages its investments in land by purchasing property under options and other types of conditional contracts whenever possible, and similarly controls its investment in housing inventories by strongly emphasizing the pre-sale of homes over speculative construction and carefully managing the timing of the production process. The Company's backlog ratio (beginning backlog as a percentage of unit deliveries in the succeeding quarter) was approximately 174.0% for the fourth quarter of 2001 and was essentially flat when compared to the ratio for the fourth quarter of 2000. The Company's inventories have become significantly more geographically diverse in the last decade, primarily as a result of the Company's extensive domestic expansion outside of the West Coast region. As of November 30, 2001, 24.3% of the lots owned or controlled by the Company were located in the West Coast region, with 23.5% in the Southwest region, 43.7% in the Central region and 8.5% in France. The Company continues to concentrate its housing operations in desirable areas within targeted growth markets, principally oriented toward entry-level and first-time move up purchasers.

The principal sources of liquidity for the Company's mortgage banking operations are internally generated funds from the sales of mortgages and related servicing rights. Mortgages originated by the mortgage banking operations are generally sold in the secondary market within 60 days of origination. External sources of financing for these operations include a $300.0 million revolving mortgage warehouse agreement (the "Mortgage Warehouse Facility") and a $200.0 million Master Loan and Security Agreement. The Master Loan and Security Agreement was renewed on May 24, 2001 with an investment bank. The agreement, which expires on May 25, 2002, provides for a facility fee based on the maximum credit amount available and provides for interest to be paid monthly at the Eurodollar Rate plus an applicable spread on amounts borrowed. During the fourth quarter of 2001, the Company's mortgage banking subsidiary negotiated a temporary increase in the maximum credit amount available under the Master Loan and Security Agreement to $325.0 million through December 31, 2001. The temporary increase was necessary to meet the Company's increased volume of mortgage loan originations. The Mortgage Warehouse Facility, which expires on February 18, 2003, provides for an annual fee based on the committed balance of the facility and provides for interest at either the London Interbank Offered Rate or the Federal Funds Rate plus an applicable spread on amounts borrowed. The amounts outstanding under the Mortgage Warehouse Facility and the Master Loan and Security Agreement are secured by a borrowing base, which includes certain mortgage loans held under commitments of sale, and are repayable from sales proceeds. There are no compensating balance requirements under either facility. Both facilities include financial covenants and restrictions which, among other things, require the maintenance of certain financial statement ratios, a minimum tangible net worth and a minimum net income. Due to the increased volume of mortgage loan originations in the fourth quarter of 2001, a substantial portion of the borrowing capacity available to the mortgage banking operations was utilized at November 30, 2001. At November 30, 2001, the Company's mortgage banking operations had $19.1 million available under its $300.0 million Mortgage Warehouse Facility and $10.8 million available under its Master Loan and Security Agreement, which had been temporarily increased to $325.0 million. The maximum credit amount available under the Master Loan and Security Agreement was reduced to the original amount of $200.0 million subsequent to December 31, 2001 and all terms of the original agreement remain as they were prior to the temporary increase. The Company believes its sources of financing are adequate to fund its mortgage banking operations.

Debt service on the Company's collateralized mortgage obligations is funded by receipts from mortgage-backed securities. Such funds are expected to be adequate to meet future debt-payment schedules for the collateralized mortgage obligations and therefore these securities have virtually no impact on the capital resources and liquidity of the mortgage banking operations.

The Company continues to benefit in all of its operations from the strength of its capital position, which has allowed it to maintain overall profitability during troubled economic times, finance domestic and international expansion, re-engineer product lines and diversify into new markets. Secure access to capital at competitive rates, among other reasons, should enable the Company to continue to grow and expand. As a result of its geographic diversification, the disciplines of its KBnxt operational business model and its strong capital position, the Company believes it has adequate resources and sufficient credit facilities to satisfy its current and reasonably anticipated future requirements for funds needed to acquire capital assets and land, construct homes, fund its mortgage banking operations, and meet other needs of its business, both on a short and long-term basis.

CONVERSION TO THE EURO CURRENCY

On January 1, 1999, certain member countries of the European Union (the "EU") established fixed conversion rates between their existing currencies and the EU's common currency (the "euro"). The Company conducts substantial business in France, an EU member country. During the established transition period for the introduction of the euro, which extends to June 30, 2002, the Company will address the issues involved with the adoption of the new currency. The most important issues associated with the conversion, including: the conversion of information technology systems; the reassessment of currency risk; the negotiation and amendment of contracts; and the processing of tax and accounting records, have been addressed by the Company and resulted in no material impact on the Company's financial results.

Based upon its progress to date, the Company believes that use of the euro will not have a significant impact on the manner in which it conducts its business affairs and processes its business and accounting records. Accordingly, conversion to the euro is not expected to have a material effect on the Company's financial condition or results of operations.

SUBSEQUENT EVENT

On December 14, 2001, pursuant to the 1997 Shelf Registration, the Company issued $200.0 million of 8⅝% senior subordinated notes at 100% of the principal amount of the notes. The notes, which are due December 15, 2008, with interest payable semi-annually, represent unsecured obligations of the Company and are subordinated to all existing and future senior indebtedness of the Company. Before December 15, 2004, the Company may redeem up to 35% of the aggregate principal amount of the notes with the net proceeds of one or more public or private equity offerings at a redemption price of 108.625% of their principal amount, together with accrued and unpaid interest. The notes are not otherwise redeemable at the option of the Company. The Company used $175.0 million of the net proceeds from the issuance of the notes to redeem all of its outstanding 9⅜% senior subordinated notes due 2003. The remaining net proceeds were used for general corporate purposes.

CRITICAL ACCOUNTING POLICIES

As discussed in Note 1 to the Company's consolidated financial statements, housing and other real estate sales are recognized when title passes to the buyer and certain other conditions are met. As a result, the Company's revenue recognition process does not involve significant judgments or estimations. Nonetheless, the Company does rely on certain estimates to determine the related construction and land costs and resulting gross margins associated with revenues recognized. The Company's construction and land costs are comprised of direct and allocated costs, including estimated costs for future warranties and amenities. Land, land improvements and other common costs are allocated on a relative fair value basis to units within a parcel or subdivision. Land and land development costs generally include related interest and property taxes incurred until development is substantially completed or deliveries have begun within a subdivision.

In determining a portion of the construction and land costs for each period, the Company relies on project budgets that are based on a variety of assumptions, including assumptions about construction schedules and future costs to be incurred. It is possible that actual results could differ from budgeted amounts for various reasons, including construction delays, increases in costs which have not yet been committed, or unforeseen issues encountered during construction that fall outside the scope of contracts obtained. While the actual results for a particular construction project are accurately reported over time, a variance between the budget and actual costs could result in the understatement or overstatement of construction and land costs and construction gross margins in a specific reporting period. To reduce the potential for such distortion, the Company has set forth procedures that collectively comprise a critical accounting policy. These procedures, which have been applied by the Company on a consistent basis, include assessing and revising project budgets on a monthly basis, obtaining commitments from subcontractors and vendors for future costs to be incurred, reviewing the adequacy of warranty accruals and historical warranty claims experience, and utilizing the most recent information available to estimate construction and land costs to be charged to expense. The variances between budget and actual amounts identified by the Company have historically not had a material impact on its consolidated results of operations. Management believes that the Company's policies provide for reasonably dependable estimates to be used in the calculation and reporting of construction and land costs.

As disclosed in the consolidated financial statements, the Company had goodwill in the amount of $190.8 million at November 30, 2001. In connection with the adoption of SFAS No. 142, the Company performed an impairment test of goodwill as of December 1, 2001 which resulted in no impairment being identified. However, the process of evaluating goodwill for impairment involves the determination of the fair value of the Company's reporting units. Inherent in such fair value determinations are certain judgments and estimates, including the interpretation of current economic indicators and market valuations, and assumptions about the Company's strategic plans with regard to its operations. To the extent additional information arises or the Company's strategies change, it is possible that the Company's conclusion regarding goodwill impairment could change and result in a material effect on its financial position or results of operations.

As discussed in Note 10 to the consolidated financial statements, the Company is involved in litigation incidental to its business, the disposition of which is expected to have no material effect on the Company's financial position or results of operations. It is possible, however, that future results of operations for any particular quarterly or annual period could be materially affected by changes in the Company's assumptions related to these proceedings. The Company accrues its best estimate of the probable cost for the resolution of legal claims. Such estimates are developed in consultation with outside counsel handling these matters and are based upon a combination of litigation and settlement strategies. To the extent additional information arises or the Company's strategies change, it is possible that the Company's best estimate of its probable liability in these matters may change.

RECENT ACCOUNTING PRONOUNCEMENTS

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 141, "Business Combinations," ("SFAS No.141"). SFAS No. 141 requires all business combinations to be accounted for using the purchase method of accounting and is effective for all business combinations with a closing date after June 30, 2001. The Company's adoption of SFAS No. 141 did not have a material effect on its operating results or financial condition in 2001.

Also in June 2001, the FASB issued SFAS No. 142. SFAS No. 142 requires goodwill to be tested for impairment under certain circumstances, and written off when impaired, rather than amortized as previous standards required. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001, although early application is permitted for entities, like the Company, with fiscal years beginning after March 15, 2001.

The Company adopted SFAS No. 142 on December 1, 2001, earlier than required. Application of the nonamortization provisions of SFAS No. 142 by the Company will result in the elimination of amortization expense of approximately $28.0 million in 2002. The Company will test goodwill for impairment using the two-step process prescribed in SFAS No. 142. The first step is a screen for potential impairment, while the second step measures the amount of impairment, if any. The impairment test of goodwill performed by the Company as of December 1, 2001 indicated no impairment.

OUTLOOK

The Company's residential backlog at November 30, 2001 reached 11,127 units, the highest year-end backlog level in its history, and represented aggregate future revenues of $1.89 billion, also a year-end record. The Company's backlog in terms of units and value at November 30, 2001 increased 5.4% and 4.8%, respectively, compared to 10,559 units in residential backlog, representing aggregate future revenues of $1.80 billion, at year-end 2000. Company-wide net orders of 5,336 units for the quarter ending November 30, 2001 were essentially even with the 5,312 net orders reported in the corresponding quarter of 2000. The Company experienced significant volatility in its net orders during the fourth quarter of 2001 following the September 11th terrorist attacks, with year-over-year September domestic net orders down 20.5%. However, net orders regained strength later in the fourth quarter, with year-over-year comparisons for the second and third months of the quarter showing sequential improvement and the month of November 2001 showing improvement over November 2000.

Despite the impact of the September 11th tragedy on fourth quarter net orders, the Company's domestic residential backlog at November 30, 2001 increased 4.2% to $1.60 billion, from $1.53 billion at year-end 2000. The growth in domestic backlog at year-end 2001 reflects increases in backlog in the Southwest and Central regions, partially offset by a decrease in the West Coast region. On a unit basis, domestic backlog stood at 9,115 units at year-end 2001, up 4.3% from 8,742 units at year-end 2000. The West Coast region backlog value totaled $474.6 million on 1,643 units at November 30, 2001, down from $643.6 million on 2,421 units at November 30, 2000. West Coast region net orders decreased 18.8% in the fourth quarter of 2001, to 973 units, from 1,198 units in the fourth quarter of 2000. This decrease was mainly due to year-over-year decreases in net orders for the months of September and October in the wake of the terrorist attacks. In the Southwest region, backlog value increased to $420.3 million on 2,551 units at November 30, 2001 from $345.6 million on 2,311 units at November 30, 2000. This improvement occurred without any increase in the region's average number of active communities. In the Southwest region, fourth quarter net orders decreased 13.5% to 1,156 units in 2001 from 1,337 units in 2000, partly due to a decline in net-order activity following the events of September 11th. In the Central region, backlog value rose to $700.3 million on 4,921 units at November 30, 2001 from $541.3 million on 4,010 units at November 30, 2000. Fourth quarter net orders in the Central Region increased 5.7% to 2,051 units in 2001 from 1,941 units in the year-earlier period, despite a temporary decline in net order activity and an increase in cancellations following the terrorist attacks.

In France, residential backlog at November 30, 2001 totaled $294.9 million on 2,012 units, up 8.1% and 10.7%, respectively, from $272.9 million on 1,817 units at year-end 2000. French net orders increased 38.3% to 1,156 units in the fourth quarter of 2001 from 836 units in the year-earlier period. The value of the backlog associated with French commercial development activities totaled approximately $41.6 million at November 30, 2001 compared to $88.6 million at year-end 2000.

Substantially all homes included in the year-end 2001 backlog are expected to be delivered during 2002. However, cancellation rates could increase, particularly if market conditions deteriorate, international hostilities flare up, further terrorist attacks occur or mortgage interest rates increase, thereby decreasing backlog and related future revenues.

Although the negative impact of the September 11th tragedy on net orders appeared generally to dissipate with the passage of time, the Company continued to experience volatility in its net orders during the first two months of fiscal 2002 with net orders down 4.6% from the comparable period of 2001. *Domestic net orders during the two-month period decreased 6.3%, reflecting decreases of 26.6% and 9.3% in the Southwest and Central regions,* respectively, partially offset by an increase of 35.5% in the West Coast region. In France, net orders for the first two months of fiscal 2002 increased 11.2% compared to the same period in 2001. Full-year Company-wide net order results could be further affected by global or regional market uncertainties, including acts of terrorism or other disruptions, mortgage interest rate volatility in France or the U.S., declines in consumer confidence in either country and/or other factors.

With the heightened uncertainty surrounding the overall economy due to the general recessionary trends and the September 11th tragedy, the Company has, for the time being, taken a more conservative posture with regard to cash expenditures, including renegotiating or extending option periods on land purchases and terminating certain discretionary expenditures, among other things. The Company believes that having increased cash available will enhance its ability to navigate in a challenging operating environment and better position it to pursue opportunities to reduce debt, repurchase stock and acquire land and/or businesses in the future.

Although the Company has conservatized its cash expenditures in the wake of the acts of terrorism and the U.S. military response to terrorism, the Company intends to increase overall unit deliveries in future years through the well-developed, long-term growth strategies it has in place. These strategies include the expansion of existing operations to achieve optimal market volume levels and the possible entry into new geographic markets through de novo entry, acquisitions or a combination of the two approaches. Growth in the Company's existing markets will also be driven by the Company's ability to increase the average number of active communities in those markets, with this expansion balanced against changes in the U.S. political and economic environment.

While adhering to the disciplines of its longstanding KBnxt operational business model, the Company has leveraged the model with additional complementary initiatives, including strategies to establish and deepen its leading market positions and to identify new acquisition opportunities. The Company believes its capital structure and operational disciplines will allow it to deliver consistent results even during more challenging economic conditions. The Company has successfully diversified its operations in recent years while at the same time maintaining a selective approach to land investments. The Company's strategies are intended to reduce financial risk and limit the Company's exposure and sensitivity to swings in economic conditions.

The Company currently expects to deliver between 24,500 and 25,000 homes in 2002 and, based upon such projected deliveries, expects to achieve its fifth consecutive year of record earnings in fiscal 2002. However, these goals could be materially affected by various risk factors, such as the continued impact of terrorist activities and U.S. response, accelerating recessionary trends and other adverse changes in economic conditions either nationally, in the U.S. or France, or in the localized regions in which the Company operates; continued diminution in domestic job growth or employment levels; a continued downturn in the economy's pace; continued uncertainties associated with California's electricity supply problems; changes in home mortgage interest rates or consumer confidence, among other things. Although the Company expects its 2002 unit deliveries to remain essentially even with 2001 levels, it anticipates solid earnings growth in 2002. The Company believes this projected earnings growth will come from a higher housing gross margin, a decrease in its selling, general and administrative expense ratio, the elimination of distributions on the Feline Prides and an overall reduction in its effective tax rate. The Company currently believes that it is well-positioned to meet its financial goals for 2002 due to the performance it achieved in 2001, its excellent cash and borrowing capacity positions, the backlog of homes in place at the beginning of fiscal year 2002 and its plans to continue to adhere to the disciplines of its KBnxt operational business model.

IMPACT OF INFLATION

The Company's business is significantly affected by general economic conditions, particularly by inflation and its generally associated adverse effect on interest rates. Although inflation rates have been low in recent years, rising inflation would likely affect the Company's revenues and earning power by reducing demand for homes as a result of correspondingly higher interest rates. In periods of high inflation, the rising costs of land, construction, labor, interest and administrative expenses have often been recoverable through increased selling prices, although this has not always been possible because of high mortgage interest rates and competitive factors in the marketplace. In recent years, inflation has had no significant adverse impact on the Company, as average annual cost increases have not exceeded the average rate of inflation.

* * * * * * *

Investors are cautioned that certain statements contained in this document, as well as some statements by the Company in periodic press releases and some oral statements by Company officials to securities analysts and stockholders during presentations about the Company are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Act"). Statements which are predictive in nature, which depend upon or refer to future events or conditions, or which include words such as "expects", "anticipates", "intends", "plans", "believes", "estimates", "hopes", and similar expressions constitute forward-looking statements. In addition, any statements concerning future financial performance (including future revenues, earnings or growth rates), ongoing business strategies or prospects, and possible future Company actions, which may be provided by management are also forward-looking statements as defined by the Act. Forward-looking statements are based on current expectations and projections about future events and are subject to risks, uncertainties, and assumptions about the Company, economic and market factors and the homebuilding industry, among other things. These statements are not guaranties of future performance, and the Company has no specific intention to update these statements.

Actual events and results may differ materially from those expressed or forecasted in the forward-looking statements made by the Company or Company officials due to a number of factors. The principal important risk factors that could cause the Company's actual performance and future events and actions to differ materially from such forward-looking statements include, but are not limited to, the continued impact of the terrorist activities and U.S. response, accelerating recessionary trends and other adverse changes in general economic conditions, material prices, labor costs, interest rates, the secondary market for loans, consumer confidence, competition, currency exchange rates insofar as they affect the Company's operations in France, environmental factors, government regulations affecting the Company's operations, the availability and cost of land in desirable areas, unanticipated violations of Company policy, unanticipated legal proceedings, and conditions in the capital, credit and homebuilding markets.

CONSOLIDATED STATEMENTS OF INCOME

YEARS ENDED NOVEMBER 30,

IN THOUSANDS, EXCEPT PER SHARE AMOUNTS	2001	2000	1999
TOTAL REVENUES	$ 4,574,184	$ 3,930,858	$ 3,836,295
CONSTRUCTION:			
Revenues	$ 4,501,715	$ 3,870,488	$ 3,772,121
Construction and land costs	(3,612,936)	(3,123,869)	(3,051,698)
Selling, general and administrative expenses	(536,463)	(458,010)	(461,316)
Operating income	352,316	288,609	259,107
Interest income	3,559	5,782	7,806
Interest expense, net of amounts capitalized	(41,072)	(31,479)	(28,340)
Minority interests	(27,932)	(31,640)	(29,392)
Equity in pretax income of unconsolidated joint ventures	3,875	2,926	224
Gain on issuance of French subsidiary stock		39,630	
Construction pretax income	290,746	273,828	209,405
MORTGAGE BANKING:			
Revenues:			
Interest income	21,935	21,130	19,186
Other	50,534	39,240	44,988
	72,469	60,370	64,174
Expenses:			
Interest	(18,436)	(19,374)	(16,941)
General and administrative	(20,262)	(17,164)	(11,614)
Secondary marketing trading loss			(18,155)
Mortgage banking pretax income	33,771	23,832	17,464
Total pretax income	324,517	297,660	226,869
Income taxes	(110,300)	(87,700)	(79,400)
NET INCOME	$ 214,217	$ 209,960	$ 147,469
BASIC EARNINGS PER SHARE	$ 5.72	$ 5.39	$ 3.16
DILUTED EARNINGS PER SHARE	$ 5.50	$ 5.24	$ 3.08

See accompanying notes.

CONSOLIDATED BALANCE SHEETS

YEARS ENDED NOVEMBER 30, IN THOUSANDS, EXCEPT SHARES	2001	2000
ASSETS		
CONSTRUCTION:		
Cash and cash equivalents	$ 266,195	$ 21,385
Trade and other receivables	423,057	294,760
Mortgages and notes receivable	13,986	11,821
Inventories	1,884,761	1,657,401
Investments in unconsolidated joint ventures	8,844	10,407
Deferred income taxes	118,584	73,842
Goodwill	190,785	202,177
Other assets	77,310	89,975
	2,983,522	2,361,768
MORTGAGE BANKING:		
Cash and cash equivalents	15,138	11,696
Receivables:		
First mortgages and mortgage-backed securities	30,912	43,137
First mortgages held under commitments of sale and other receivables	655,491	403,165
Other assets	7,803	9,155
	709,344	467,153
TOTAL ASSETS	$3,692,866	$2,828,921
LIABILITIES AND STOCKHOLDERS' EQUITY		
CONSTRUCTION:		
Accounts payable	$ 446,279	$ 311,537
Accrued expenses and other liabilities	351,144	201,672
Mortgages and notes payable	1,088,615	987,980
	1,886,038	1,501,189
MORTGAGE BANKING:		
Accounts payable and accrued expenses	33,289	11,135
Notes payable	595,035	385,294
Collateralized mortgage obligations secured by mortgage-backed securities	22,359	29,928
	650,683	426,357
MINORITY INTERESTS:		
Consolidated subsidiaries and joint ventures	63,664	56,866
Company obligated mandatorily redeemable preferred securities of subsidiary trust holding solely debentures of the Company		189,750
	63,664	246,616
STOCKHOLDERS' EQUITY:		
Preferred stock — $1.00 par value; authorized, 10,000,000 shares; none outstanding		
Common stock — $1.00 par value; authorized, 100,000,000 shares; 51,825,270 and 44,397,243 shares outstanding at November 30, 2001 and 2000, respectively	51,825	44,397
Paid-in capital	458,089	240,761
Retained earnings	801,408	598,374
Accumulated other comprehensive income	(3,084)	(9,564)
Deferred compensation	(10,444)	
Grantor stock ownership trust, at cost: 8,142,831 shares and 8,782,252 shares at November 30, 2001 and 2000, respectively	(176,976)	(190,872)
Treasury stock, at cost: 1,448,100 shares at November 30, 2001 and 2000	(28,337)	(28,337)
TOTAL STOCKHOLDERS' EQUITY	1,092,481	654,759
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$3,692,866	$2,828,921

See accompanying notes.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

YEARS ENDED NOVEMBER 30, 2001, 2000 AND 1999 IN THOUSANDS	NUMBER OF SHARES COMMON STOCK	GRANTOR STOCK OWNERSHIP TRUST	TREASURY STOCK	COMMON STOCK	PAID-IN CAPITAL	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE INCOME	DEFERRED COMPENSATION	GRANTOR STOCK OWNERSHIP TRUST	TREASURY STOCK	TOTAL STOCKHOLDERS' EQUITY
Balance at November 30, 1998	39,992			$39,992	$193,520	$243,356	$(2,357)				$ 474,511
Comprehensive income:											
Net income						147,469					147,469
Foreign currency translation adjustments							773				773
Total comprehensive income											148,242
Dividends on common stock						(14,199)					(14,199)
Exercise of employee stock options	212			212	3,686						3,898
Issuance of common stock related to an acquisition	7,887			7,887	138,118						146,005
Grantor stock ownership trust		(3,750)							$ (81,874)		(81,874)
Balance at November 30, 1999	48,091	(3,750)		48,091	335,324	376,626	(1,584)		(81,874)		676,583
Comprehensive income:											
Net income						209,960					209,960
Foreign currency translation adjustments							(7,980)				(7,980)
Total comprehensive income											201,980
Dividends on common stock						(11,465)					(11,465)
Exercise of employee stock options	306			306	5,445						5,751
Common stock purchased and retired	(4,000)			(4,000)	(100,000)						(104,000)
Grantor stock ownership trust		(5,032)			(8)				(108,998)		(109,006)
Treasury stock			(1,448)							$(28,337)	(28,337)
Issuance of French subsidiary stock						23,253					23,253
Balance at November 30, 2000	44,397	(8,782)	(1,448)	44,397	240,761	598,374	(9,564)		(190,872)	(28,337)	654,759
Comprehensive income:											
Net income						214,217					214,217
Foreign currency translation adjustments							2,594				2,594
Net unrealized gain on hedges							3,886				3,886
Total comprehensive income											220,697
Dividends on common stock						(11,183)					(11,183)
Exercise of employee stock options	1,451			1,451	27,365						28,816
Feline Prides conversion	5,977			5,977	183,773						189,750
Employee deferred stock compensation								$(10,444)			(10,444)
Grantor stock ownership trust		639			6,190				13,896		20,086
Balance at November 30, 2001	51,825	(8,143)	(1,448)	$51,825	$458,089	$801,408	$(3,084)	$(10,444)	$(176,976)	$(28,337)	$1,092,481

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED NOVEMBER 30, IN THOUSANDS	2001	2000	1999
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 214,217	$ 209,960	$ 147,469
Adjustments to reconcile net income to net cash provided by operating activities:			
Equity in pretax income of unconsolidated joint ventures	(3,875)	(2,926)	(224)
Minority interests	27,932	31,640	29,392
Gain on issuance of French subsidiary stock		(39,630)	
Amortization of discounts and issuance costs	1,284	1,012	1,501
Depreciation and amortization	43,858	41,298	38,251
Provision for deferred income taxes	(44,742)	25,677	(25,913)
Change in assets and liabilities, net of effects from acquisitions:			
Receivables	(372,852)	(53,935)	(184,116)
Inventories	(137,103)	(96,078)	(38,761)
Accounts payable, accrued expenses and other liabilities	295,856	(54,970)	130,257
Other, net	21,345	(9,140)	5,014
Net cash provided by operating activities	45,920	52,908	102,870
CASH FLOWS FROM INVESTING ACTIVITIES:			
Acquisitions, net of cash acquired	(53,724)	(24,292)	(11,646)
Investments in unconsolidated joint ventures	5,438	13,885	(15,022)
Net sales (originations) of mortgages held for long-term investment	4,270	(2,645)	(2,756)
Payments received on first mortgages and mortgage-backed securities	7,955	6,615	14,629
Purchases of property and equipment, net	(12,189)	(18,500)	(19,160)
Net cash used by investing activities	(48,250)	(24,937)	(33,955)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Net proceeds from credit agreements and other short-term borrowings	31,336	84,984	119,425
Proceeds from issuance of senior subordinated notes	247,500		
Issuance of French subsidiary stock		113,118	
Payments on collateralized mortgage obligations	(7,569)	(6,312)	(14,098)
Payments on mortgages, land contracts and other loans	(26,277)	(25,857)	(73,329)
Issuance of common stock under employee stock plans	37,909	11,636	3,897
Payments to minority interests	(21,134)	(20,133)	(43,723)
Payments of cash dividends	(11,183)	(11,465)	(14,199)
Repurchases of common stock		(169,228)	(81,874)
Net cash provided (used) by financing activities	250,582	(23,257)	(103,901)
Net increase (decrease) in cash and cash equivalents	248,252	4,714	(34,986)
Cash and cash equivalents at beginning of year	33,081	28,367	63,353
Cash and cash equivalents at end of year	$ 281,333	$ 33,081	$ 28,367
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:			
Interest paid, net of amounts capitalized	$ 54,128	$ 50,042	$ 43,014
Income taxes paid	61,033	40,818	64,554
SUPPLEMENTAL DISCLOSURES OF NONCASH ACTIVITIES:			
Cost of inventories acquired through seller financing	$ 54,550	$ 25,054	$ 43,529
Conversion of Feline Prides	189,750		
Issuance of promissory notes to repurchase common stock		78,000	
Issuance of common stock related to an acquisition			146,005
Debt assumed related to an acquisition			303,239

See accompanying notes.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

OPERATIONS KB Home (the "Company") is a regional builder of single-family homes with operations in the United States and France. Domestically, the Company operates in Arizona, California, Colorado, Florida, Nevada, New Mexico and Texas. In France, the Company operates through a majority-owned subsidiary which also develops commercial and high-density residential projects, such as condominium complexes. Through its mortgage banking subsidiary, KB Home Mortgage, the Company provides mortgage banking services to its domestic homebuyers.

BASIS OF PRESENTATION The consolidated financial statements include the accounts of the Company and all significant subsidiaries and joint ventures in which a controlling interest is held. All intercompany transactions have been eliminated. Investments in unconsolidated joint ventures in which the Company has less than a controlling interest are accounted for using the equity method.

USE OF ESTIMATES The financial statements have been prepared in conformity with generally accepted accounting principles and, as such, include amounts based on informed estimates and judgments of management. Actual results could differ from these estimates.

CASH AND CASH EQUIVALENTS The Company considers all highly liquid debt instruments and other short-term investments purchased with a maturity of three months or less to be cash equivalents. As of November 30, 2001 and 2000, the Company's cash equivalents totaled $291,713,000 and $1,830,000, respectively.

FOREIGN CURRENCY TRANSLATION Results of operations for French entities are translated to U.S. dollars using the average exchange rates during the period. Assets and liabilities are translated using the exchange rates in effect at the balance sheet date. Resulting translation adjustments are recorded in stockholders' equity as foreign currency translation adjustments.

CONSTRUCTION OPERATIONS Housing and other real estate sales are recognized when title passes to the buyer and all of the following conditions are met: a sale is consummated, a significant down payment is received, the earnings process is complete and the collection of any remaining receivables is reasonably assured. In France, revenues from development and construction of single-family detached homes, condominiums and commercial buildings, under long-term contracts with individual investors who own the land, are recognized using the percentage of completion method, which is generally based on costs incurred as a percentage of estimated total costs of individual projects. Revenues recognized in excess of amounts collected are classified as receivables. Amounts received from buyers in excess of revenues recognized, if any, are classified as other liabilities.

Construction and land costs are comprised of direct and allocated costs, including estimated future costs for warranties and amenities. Land, land improvements and other common costs are allocated on a relative fair value basis to units within a parcel or subdivision. Land and land development costs generally include related interest and property taxes incurred until development is substantially completed or deliveries have begun within a subdivision.

Land to be developed and projects under development are stated at cost unless the carrying amount of the parcel or subdivision is determined not to be recoverable, in which case the impaired inventories are written down to fair value. Write-downs of impaired inventories are recorded as adjustments to the cost basis of the inventory. The Company's inventories typically do not consist of completed projects.

MORTGAGE BANKING OPERATIONS First mortgages and mortgage-backed securities consist of securities held for long-term investment and are valued at amortized cost. First mortgages held under commitments of sale are valued at the lower of aggregate cost or market. Market is principally based on public market quotations or outstanding commitments obtained from investors to purchase first mortgages receivable.

Principal and interest payments received on mortgage-backed securities are invested in short-term securities maturing on the next debt service date of the collateralized mortgage obligations for which the securities are held as collateral. Such payments are restricted to the payment of the debt service on the collateralized mortgage obligations.

ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES Effective December 1, 2000, the Company adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," ("SFAS No. 133"), as amended, which addresses the accounting for and disclosure of derivative instruments, including derivative instruments embedded in other contracts, and hedging activities. SFAS No. 133 requires the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives are either offset against the change in fair value of assets, liabilities or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings.

In the normal course of business, the Company uses financial instruments to meet the financing needs of its customers and reduce its exposure to fluctuations in interest rates. The Company's risk management program involves the use of mortgage forward delivery contracts and non-mandatory commitments to mitigate its exposure to movements in interest rates on interest rate lock agreements and mortgage loans held for sale. The Company forecasts the amount and timing of its future loan sales and uses mortgage forward delivery contracts and non-mandatory commitments to hedge the variability of the cash flows associated with the Company's future loan sales. The mortgage forward delivery contracts and non-mandatory commitments are designated as cash flow hedges and changes in the value of these instruments are recognized in other comprehensive income until such time that earnings are affected by the underlying hedged item. At the inception of a hedge, the Company formally documents the relationship between the mortgage forward delivery contracts or non-mandatory commitments and the forecasted loan sales as well as the risk management objective and strategy for undertaking the hedge transactions. Mortgage forward delivery contracts are obtained through the U.S. public markets and non-mandatory commitments are entered into with major financial institutions in order to minimize counterparty credit risk.

In its mortgage loan origination process, the Company also uses interest rate lock agreements which represent commitments to originate loans to customers at market rates on the date such agreements are established, typically three months or less before settlement. These interest rate lock agreements generally have no value on the date of origination, however, may gain or lose value due to subsequent changes in mortgage interest rates. All of the Company's interest rate lock agreements are classified as held for sale upon funding of the underlying loans. In accordance with SFAS No. 133, the Company classifies and accounts for its interest rate lock agreements as non-designated derivative instruments and records these agreements at fair value with changes in value recorded to current earnings.

In connection with the adoption of SFAS No. 133, at December 1, 2000, the Company recognized a pretax cumulative effect transition adjustment which reduced other comprehensive income by $2,400,000. This amount represented the cumulative net adjustments at December 1, 2000 of mortgage forward delivery contracts and non-mandatory commitments. Pursuant to the requirements of SFAS No. 133, cumulative losses in other comprehensive income of $2,400,000 were recognized in earnings during the year ended November 30, 2001, concurrent with the settlement of the related forecasted loan sales. Cumulative gains related to the derivative instruments in the amount of $3,886,000 were recorded in other comprehensive income at November 30, 2001 and will be recognized in earnings generally within three months or less, concurrent with the recognition in earnings of the hedged forecasted loan sales.

SECONDARY MARKETING TRADING LOSS On August 31, 1999, the Company disclosed that it had discovered unauthorized mortgage loan trading activity by an employee of its mortgage banking subsidiary resulting in a pretax trading loss of $18,155,000 ($11,755,000, or $.25 per diluted share, on an after-tax basis). It is normal practice for the Company's mortgage banking subsidiary to sell loans into the market that approximately match loan commitments to the Company's homebuyers. This practice is intended to hedge exposure to changes in interest rates that may occur until loans are sold to secondary market investors in the ordinary course of business. The loss was the result of a single employee engaging in unauthorized mortgage loan trading largely unrelated to mortgage originations. The employee who conducted the unauthorized trading was terminated.

STOCK OPTIONS The Company's employee stock option plans are accounted for under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB Opinion No. 25").

INCOME TAXES Income taxes are provided for at rates applicable in the countries in which the income is earned. Provision is made currently for United States federal income taxes on earnings of foreign subsidiaries that are not expected to be reinvested indefinitely.

EARNINGS PER SHARE Basic earnings per share is calculated by dividing net income by the average number of common shares outstanding for the period. Diluted earnings per share is calculated by dividing net income by the average number of shares outstanding including all dilutive potentially issuable shares under various stock option plans and stock purchase contracts. The following table presents a reconciliation of average shares outstanding:

YEARS ENDED NOVEMBER 30,

IN THOUSANDS	2001	2000	1999
Basic average shares outstanding	37,465	38,931	46,730
Net effect of stock options assumed to be exercised	1,454	1,138	1,101
Diluted average shares outstanding	38,919	40,069	47,831

SEGMENT INFORMATION In accordance with Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information," the Company has identified two reportable segments: construction and mortgage banking. The Company's construction segment consists primarily of domestic and foreign homebuilding operations. The Company's construction operations are engaged in the acquisition and development of land primarily for residential purposes and offer a wide variety of homes that are designed to appeal to the first-time homebuyer. Domestically, the Company currently sells homes in Arizona, California, Colorado, Florida, Nevada, New Mexico and Texas. Internationally, the Company operates in France through a majority-owned subsidiary. In addition to constructing homes, the Company's French subsidiary builds commercial projects and high-density residential properties, such as condominium complexes, in France. The Company's mortgage banking operations provide mortgage banking services primarily to the Company's domestic homebuyers. The mortgage banking segment originates, processes and sells mortgages to third-party investors. The Company does not retain or service the mortgages that it originates but, rather, sells the mortgages and related servicing rights to investors.

Information for the Company's reportable segments are presented in its consolidated statements of income and consolidated balance sheets included herein. The Company's reporting segments follow the same accounting policies used for the Company's consolidated financial statements as described in the summary of significant accounting policies. Management evaluates a segment's performance based upon a number of factors including pretax results.

RECENT ACCOUNTING PRONOUNCEMENTS In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 141, "Business Combinations," ("SFAS No. 141"). SFAS No. 141 requires all business combinations to be accounted for using the purchase method of accounting and is effective for all business combinations with a closing date after June 30, 2001. The Company's adoption of SFAS No. 141 did not have a material effect on its operating results or financial condition in 2001.

The Company has recorded goodwill in connection with various acquisitions completed in recent years. Goodwill represents the excess of the purchase price over the fair value of net assets acquired. The Company amortized goodwill through November 30, 2001 over periods ranging from five to ten years using the straight-line method. At November 30, 2001 and 2000, accumulated amortization totaled $107,744,000 and $79,756,000, respectively. In June 2001, the FASB issued Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," ("SFAS No. 142"). SFAS No. 142 requires goodwill to be tested for impairment under certain circumstances, and written off when impaired, rather than amortized as previous standards required. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001, although early application is permitted for entities, like the Company, with fiscal years beginning after March 15, 2001. The Company adopted SFAS No. 142 on December 1, 2001, earlier than required. Application of the nonamortization provisions of SFAS No. 142 by the Company will result in the elimination of amortization expense of approximately $28,000,000 in 2002. The Company will test goodwill for impairment using the two-step process prescribed in SFAS No. 142. The first step is a screen for potential impairment, while the second step measures the amount of impairment, if any. The impairment test of goodwill performed by the Company as of December 1, 2001 indicated no impairment.

RECLASSIFICATIONS Certain amounts in the consolidated financial statements of prior years have been reclassified to conform to the 2001 presentation.

NOTE 2. ISSUANCE OF FRENCH SUBSIDIARY STOCK

On February 7, 2000, Kaufman & Broad S.A. ("KBSA"), the Company's wholly owned French subsidiary, issued 5,314,327 common shares (including the over-allotment option) in an initial public offering. The offering was made in France and elsewhere in Europe and was priced at 23 euros per share. Since the initial public offering, KBSA has been listed on the Premier Marché of the ParisBourse. The offering generated total net proceeds of $113,100,000, of which $82,900,000 was used by the Company to reduce its domestic debt and repurchase shares of its common stock. The remainder of the proceeds was used to fund internal and external growth of KBSA. The Company recognized a gain of $39,630,000, or $.99 per diluted share as a result of the offering. For tax purposes, the proceeds received by the Company in connection with the initial public offering were treated as a dividend paid out of the accumulated earnings and profits of KBSA. While such dividends are generally taxed on a current basis, the Company had sufficient foreign tax credits to offset any federal taxes due on the dividend received; therefore, no deferred taxes were provided on the gain recognized in the financial statements for the year ended November 30, 2000. Since the initial public offering, the Company has maintained a 57% majority ownership interest in KBSA and continues to consolidate these operations in its financial statements.

NOTE 3. ACQUISITIONS

Effective January 7, 1999, the Company acquired substantially all of the homebuilding assets of the Lewis Homes group of companies ("Lewis Homes"). Lewis Homes was engaged in the acquisition, development and sale of residential real estate in California and Nevada. The purchase price for Lewis Homes was approximately $449,244,000, comprised of the assumption of approximately $303,239,000 in debt and the issuance of 7,886,686 shares of the Company's common stock valued at approximately $146,005,000. The purchase price was based on the December 31, 1998 net book values of the entities purchased. The excess of the purchase price over the estimated fair value of net assets acquired was $177,600,000 and was allocated to goodwill. Through November 30, 2001, the Company amortized the goodwill on a straight-line basis over a period of ten years. However, in accordance with SFAS No. 142, which the Company adopted as of December 1, 2001, in future periods the goodwill will no longer be amortized but will be reviewed for impairment on an annual basis.

The 7,886,686 shares of Company common stock issued in the acquisition were "restricted" shares and could not be resold without a registration statement or compliance with Rule 144 under the Securities Act of 1933 ("Rule 144"), which, among other things, limits the number of shares that may be resold in a given period. The Company originally agreed to file a registration statement for 6,000,000 of those shares in three increments at the Lewis family's request from July 1, 2000 to July 1, 2002. On September 21, 2000, the Company instead repurchased 4,000,000 of the shares issued in the acquisition from the Lewis holders at a price of $26.00 per share. In connection with the repurchase, the Lewis holders' registration rights for the first two increments were extinguished. In the period subsequent to the Company's repurchase, the Lewis holders sold most of the balance of their shares within the requirements of Rule 144. In connection with the acquisition of Lewis Homes, the Company obtained a $200,000,000 unsecured term loan agreement with various banks to refinance certain debt assumed. The Company used borrowings under its existing domestic unsecured revolving credit facility to refinance certain other debt assumed in the Lewis Homes acquisition. The acquisition consideration for Lewis Homes was determined by arm's-length negotiations between the parties. The acquisition was accounted for as a purchase, with the results of Lewis Homes included in the Company's consolidated financial statements as of January 7, 1999.

During the year ended November 30, 2000, the Company's French subsidiary, KBSA, completed the acquisitions of four homebuilders in France. These companies were acquired for an aggregate purchase price of $33,516,000 and were accounted for under the purchase method of accounting. The excess of the purchase price over the estimated fair value of the net assets acquired was $24,745,000 and was allocated to goodwill. Through November 30, 2001, the Company amortized the goodwill on a straight-line basis over a period of ten years. However, in accordance with SFAS No. 142, which the Company adopted as of December 1, 2001, in future periods the goodwill will no longer be amortized but will be reviewed for impairment on an annual basis. The pro forma results for 2000, assuming these acquisitions had been made at the beginning of the year, would not be materially different from reported results.

On July 19, 2001, the Company acquired Trademark Home Builders, Inc. ("Trademark"), a builder of single-family homes in Jacksonville, Florida. The acquisition marked the Company's entry into Florida. Trademark was acquired for approximately $30,146,000, including the assumption of approximately $16,284,000 in debt, and was accounted for under the purchase method of accounting. The excess of the purchase price over the estimated fair value of net assets acquired was $9,240,000 and was allocated to goodwill and assigned to the Company's construction segment. On September 26, 2001, KBSA completed the acquisition of Résidences Bernard Teillaud ("RBT"), a France-based builder of condominiums. As a result of the acquisition, KBSA anticipates having a leading market position in the Rhône-Alpes region of France. RBT was acquired for approximately $28,675,000 and was accounted for under the purchase method of accounting. The excess of the purchase price over the estimated fair value of net assets acquired was $10,152,000 and was allocated to goodwill and assigned to the Company's construction segment. In accordance with SFAS No. 142, the goodwill amounts recorded in connection with the acquisitions of Trademark and RBT will not be amortized but will be reviewed for impairment on an annual basis. The results of Trademark and RBT were included in the Company's consolidated financial statements as of their respective acquisition dates. The pro forma results of the Company for 2001 and 2000, assuming these acquisitions had been made at the beginning of each year, would not be materially different from reported results.

NOTE 4. RECEIVABLES

CONSTRUCTION Trade receivables amounted to $329,812,000 and $213,197,000 at November 30, 2001 and 2000, respectively. Included in these amounts are unbilled receivables due from buyers on sales of French single-family detached homes, condominiums and commercial buildings accounted for using the percentage of completion method totaling $311,871,000 at November 30, 2001 and $161,658,000 at November 30, 2000. The buyers are contractually obligated to remit payments against their unbilled balances. Other receivables of $93,245,000 at November 30, 2001 and $81,563,000 at November 30, 2000 included escrow deposits and amounts due from municipalities and utility companies.

At November 30, 2001 and 2000, receivables were net of allowances for doubtful accounts of $19,487,000 and $10,152,000, respectively.

MORTGAGE BANKING First mortgages and mortgage-backed securities consisted of loans of $7,464,000 at November 30, 2001 and $11,734,000 at November 30, 2000 and mortgage-backed securities of $23,448,000 and $31,403,000 at November 30, 2001 and 2000, respectively. The mortgage-backed securities serve as collateral for related collateralized mortgage obligations. The properties covered by the mortgages underlying the mortgage-backed securities are single-family residences. Issuers of the mortgage-backed securities are the Government National Mortgage Association and Fannie Mae. The first mortgages and mortgage-backed securities bore interest at an average rate of 8¼% and 8⅞% at November 30, 2001 and 2000, respectively (with rates ranging from 7% to 11⅞% in 2001 and 7% to 12% in 2000).

The Company's mortgage-backed securities held for long-term investment have been classified as held-to-maturity and are stated at amortized cost, adjusted for amortization of discounts and premiums to maturity. Such amortization is included in interest income. The total gross unrealized gains and gross unrealized losses on the mortgage-backed securities were $1,060,000 and $0, respectively at November 30, 2001 and $600,000 and $0, respectively at November 30, 2000.

First mortgages held under commitments of sale and other receivables consisted of first mortgages held under commitments of sale of $628,627,000 at November 30, 2001 and $389,494,000 at November 30, 2000 and other receivables of $26,864,000 and $13,671,000 at November 30, 2001 and 2000, respectively. The first mortgages held under commitments of sale bore interest at average rates of 7¼% and 7½% at November 30, 2001 and 2000, respectively. The balance in first mortgages held under commitments of sale and other receivables fluctuates significantly during the year and typically reaches its highest level at quarter-ends, corresponding to the Company's home and mortgage delivery activity.

The Company uses mortgage forward delivery contracts and non-mandatory commitments to mitigate its exposure to movements in interest rates on interest rate lock agreements and mortgage loans held for sale. At November 30, 2001 and 2000, the Company had aggregate notional amounts of $825,760,000 and $512,000,000, respectively, outstanding under mortgage forward delivery contracts and non-mandatory commitments and notional amounts of $108,077,000 and $61,485,000, respectively, outstanding under interest rate lock agreements. Interest rate lock agreements had interest rates ranging from 5% to 8% as of November 30, 2001 and 6½% to 9¼% as of November 30, 2000. The estimated fair value of mortgage forward delivery contracts and non-mandatory commitments exceeded the contract value by $3,886,000 at November 30, 2001 and was less than the contract value by $2,400,000 at November 30, 2000. At November 30, 2001 and 2000, the estimated fair value of interest rate lock agreements was less than the contract value by $209,000 and $200,000, respectively. All of the fair values were based on available market information.

NOTE 5. INVENTORIES

Inventories consisted of the following:

NOVEMBER 30, IN THOUSANDS	2001	2000
Homes, lots and improvements in production	$1,433,880	$1,115,824
Land under development	450,881	541,577
Total inventories	$1,884,761	$1,657,401

Land under development primarily consists of parcels on which 50% or less of estimated development costs have been incurred.

The impact of capitalizing interest costs on consolidated pretax income is as follows:

YEARS ENDED NOVEMBER 30, IN THOUSANDS	2001	2000	1999
Interest incurred	$103,046	$ 94,201	$ 78,041
Interest expensed	(41,072)	(31,479)	(28,340)
Interest capitalized	61,974	62,722	49,701
Interest amortized	(64,025)	(40,679)	(44,257)
Net impact on consolidated pretax income	$ (2,051)	$ 22,043	$ 5,444

NOTE 6. INVESTMENTS IN UNCONSOLIDATED JOINT VENTURES

The Company participates in a number of joint ventures in which it has less than a controlling interest. These joint ventures, which operate in certain markets in the United States and France where the Company's consolidated construction operations are located, are engaged in the development, construction and sale of residential properties and commercial projects. Combined condensed financial information concerning the Company's unconsolidated joint venture activities follows:

NOVEMBER 30, IN THOUSANDS	2001	2000
Cash	$10,136	$ 9,151
Receivables	16,905	11,440
Inventories	35,565	36,100
Other assets	1,066	166
Total assets	$63,672	$56,857
Mortgages and notes payable	$18,373	$17,522
Other liabilities	21,517	14,936
Equity of:		
The Company	8,844	10,407
Others	14,938	13,992
Total liabilities and equity	$63,672	$56,857

The joint ventures finance land and inventory investments of the Company's operating subsidiaries primarily through a variety of borrowing arrangements. The Company typically does not guarantee these financing arrangements.

YEARS ENDED NOVEMBER 30, IN THOUSANDS	2001	2000	1999
Revenues	$ 82,122	$116,837	$13,889
Cost of sales	(56,969)	(85,383)	(9,842)
Other expenses, net	(18,668)	(26,533)	(426)
Total pretax income	$ 6,485	$ 4,921	$ 3,621
The Company's share of pretax income	$ 3,875	$ 2,926	$ 224

The Company's share of pretax income includes management fees earned from the unconsolidated joint ventures.

NOTE 7. MORTGAGES AND NOTES PAYABLE

CONSTRUCTION Mortgages and notes payable consisted of the following (interest rates are as of November 30):

NOVEMBER 30, IN THOUSANDS	2001	2000
Unsecured domestic borrowings with banks under a revolving credit agreement (7⅞% in 2000)		$120,000
Unsecured French borrowings (4⅕% to 5½% in 2001 and 5⅘% to 6½% in 2000)	$ 137,730	125,135
Term loan borrowings (4⅛% in 2001 and 8⅜% in 2000)	167,950	160,950
Shareholder notes (6⅗% in 2000)		78,000
Mortgages and land contracts due to land sellers and other loans (4¼% to 10% in 2001 and 4¼% to 10½% in 2000)	58,586	29,780
Senior notes due 2004 at 7¾%	175,000	175,000
Senior subordinated notes due 2003 at 9⅜%	174,714	174,534
Senior subordinated notes due 2006 at 9⅝%	124,635	124,581
Senior subordinated notes due 2011 at 9½%	250,000	
Total mortgages and notes payable	$1,088,615	$987,980

On October 6, 2000, the Company entered into an unsecured credit agreement (the "Unsecured Credit Facility") consisting of a four-year committed revolving credit facility and a five-year term loan, which together replaced its previously existing revolving credit facility and term loan agreement. The Unsecured Credit Facility totaled $732,000,000 at November 30, 2001 and was comprised of a $564,050,000 four-year committed revolving credit facility and a $167,950,000 five-year term loan. The Unsecured Credit Facility has the capacity to be expanded up to an aggregate total of $900,000,000 if additional bank lending commitments are obtained. Interest on the Unsecured Credit Facility is payable monthly at the London Interbank Offered Rate plus an applicable spread on amounts borrowed.

The Company's French subsidiaries have lines of credit with various banks which totaled $321,675,000 at November 30, 2001 and have various committed expiration dates through November 2006. These lines of credit provide for interest on borrowings at either the French Federal Funds Rate or the Paris Interbank Offered Rate plus an applicable spread.

On September 21, 2000, in connection with the repurchase of 4,000,000 shares from the Lewis holders, the Company issued promissory notes (the "Shareholder Notes") with an aggregate principal amount of $78,000,000, to the Lewis holders. Interest on the Shareholder Notes was accrued monthly at an annual rate of 6⅗%. The Company paid off the Shareholder Notes during the year ended November 30, 2001.

The weighted average annual interest rate on aggregate unsecured borrowings, excluding the senior and senior subordinated notes, was 4⅜% and 7⅜% at November 30, 2001 and 2000, respectively.

On April 26, 1993, the Company issued $175,000,000 principal amount of 9⅜% senior subordinated notes at 99.202%. The notes were due May 1, 2003 with interest payable semi-annually. The notes represented unsecured obligations of the Company and were subordinated to all existing and future senior indebtedness of the Company. The Company had the ability to redeem the notes, in whole or in part, at any time at 100% of their principal amount. The Company redeemed all of the outstanding 9⅜% senior subordinated notes on December 31, 2001.

On October 29, 1996, the Company filed a universal shelf registration statement (the "1996 Shelf Registration") with the Securities and Exchange Commission for up to $300,000,000 of the Company's debt and equity securities. The Company's previously outstanding shelf registration for debt securities in the amount of $100,000,000 was subsumed within the 1996 Shelf Registration. On November 14, 1996, the Company utilized the 1996 Shelf Registration to issue $125,000,000 of 9⅝% senior subordinated notes at 99.525%. The notes, which are due November 15, 2006 with interest payable semi-annually, represent unsecured obligations of the Company and are subordinated to all existing and future senior indebtedness of the Company. The notes are redeemable at the option of the Company, in whole or in part, at 104.8125% of their principal amount beginning November 15, 2001, and thereafter, at prices declining annually to 100% on and after November 15, 2004.

On October 14, 1997, pursuant to the 1996 Shelf Registration, the Company issued $175,000,000 of 7¾% senior notes at 100% of the principal amount of the notes. The notes, which are due October 15, 2004 with interest payable semi-annually, represent unsecured obligations of the Company and rank pari passu in right of payment with all other senior unsecured indebtedness of the Company. The notes are not redeemable by the Company prior to stated maturity. This offering resulted in the issuance of all available securities under the 1996 Shelf Registration.

On December 5, 1997, the Company filed a universal shelf registration statement (the "1997 Shelf Registration") with the Securities and Exchange Commission for up to $500,000,000 of the Company's debt and equity securities. This universal shelf registration provides that securities may be offered from time to time in one or more series and in the form of senior, senior subordinated or subordinated debt, preferred stock, common stock, and/or warrants to purchase such securities.

On February 8, 2001, pursuant to the 1997 Shelf Registration, the Company issued $250,000,000 of 9½% senior subordinated notes at 100% of the principal amount of the notes. The notes, which are due February 15, 2011 with interest payable semi-annually, represent unsecured obligations of the Company and are subordinated to all existing and future senior indebtedness of the Company. The notes are redeemable at the option of the Company, in whole, or in part, at 104.750% of their principal amount beginning February 15, 2006, and thereafter at prices declining annually to 100% on and after February 15, 2009. Proceeds from the issuance of the notes were used to pay down bank borrowings.

On October 15, 2001, the Company filed a universal shelf registration statement (as subsequently amended, the "2001 Shelf Registration") with the Securities and Exchange Commission for up to $500,000,000 of the Company's debt and equity securities. The remaining capacity under the 1997 Shelf Registration was rolled into the 2001 Shelf Registration, thereby providing the Company with a total issuance capacity of $750,000,000 under the 2001 Shelf Registration. The 2001 Shelf Registration provides that securities may be offered from time to time in one or more series and in the form of senior, senior subordinated or subordinated debt, preferred stock, common stock, stock purchase contracts, stock purchase units and/or warrants to purchase such securities. The 2001 Shelf Registration had not been declared effective as of November 30, 2001.

The 7¾% senior notes and 9⅜%, 9⅝% and 9½% senior subordinated notes contain certain restrictive covenants that, among other things, limit the ability of the Company to incur additional indebtedness, pay dividends, make certain investments, create certain liens, engage in mergers, consolidations, or sales of assets, or engage in certain transactions with officers, directors and employees. Under the terms of the Unsecured Credit Facility, the Company is required, among other things, to maintain certain financial statement ratios and a minimum net worth and is subject to limitations on acquisitions, inventories and indebtedness. Based on the terms of the Company's Unsecured Credit Facility, senior notes and senior subordinated notes, retained earnings of $211,322,000 were available for payment of cash dividends or stock repurchases at November 30, 2001.

Principal payments on senior and senior subordinated notes, term loan borrowings, mortgages, land contracts and other loans are due as follows: 2002, $40,916,000; 2003, $186,769,000; 2004, $180,565,000; 2005, $168,000,000; 2006, $124,635,000; and thereafter, $250,000,000.

Assets (primarily inventories) having a carrying value of approximately $172,179,000 are pledged to collateralize mortgages, land contracts and other secured loans.

MORTGAGE BANKING Notes payable included the following (interest rates are as of November 30):

NOVEMBER 30, IN THOUSANDS	2001	2000
Mortgage Warehouse Facility (2⅘% in 2001 and 6⅝% in 2000)	$280,863	$228,922
Master Loan and Security Agreement (2⅝% in 2001 and 6⅘% in 2000)	314,172	156,372
Total notes payable	$595,035	$385,294

First mortgages receivable are financed through a $300,000,000 revolving mortgage warehouse agreement (the "Mortgage Warehouse Facility"). The Mortgage Warehouse Facility, which expires on February 18, 2003, provides for an annual fee based on the committed balance of the facility and provides for interest at either the London Interbank Offered Rate or the Federal Funds Rate plus an applicable spread on amounts borrowed.

On May 24, 2001, the Company's mortgage banking subsidiary renewed its Master Loan and Security Agreement with an investment bank. The agreement, which expires on May 25, 2002, provides for a facility fee based on the $200,000,000 maximum amount available and provides for interest to be paid monthly at the Eurodollar Rate plus an applicable spread on amounts borrowed. During the fourth quarter of 2001, the Company's mortgage banking subsidiary negotiated a temporary increase in the maximum credit amount available under the Master Loan and Security Agreement to $325,000,000 through December 31, 2001. The temporary increase was necessary to meet the Company's increased volume of loan originations.

The amounts outstanding under the Mortgage Warehouse Facility and the Master Loan and Security Agreement are secured by a borrowing base, which includes certain mortgage loans held under commitments of sale and are repayable from sales proceeds. There are no compensating balance requirements under either facility. Both facilities include financial covenants and restrictions which, among other things, require the maintenance of certain financial statement ratios, a minimum tangible net worth and a minimum net income.

Collateralized mortgage obligations represent bonds issued to third parties which are collateralized by mortgage-backed securities with substantially the same terms. At both November 30, 2001 and 2000, the collateralized mortgage obligations bore interest at rates ranging from 8% to 12¼% with stated original principal maturities ranging from 3 to 30 years. Actual maturities are dependent on the rate at which the underlying mortgage-backed securities are repaid. No collateralized mortgage obligations have been issued since 1988.

NOTE 8. COMPANY OBLIGATED MANDATORILY REDEEMABLE PREFERRED SECURITIES OF SUBSIDIARY TRUST HOLDING SOLELY DEBENTURES OF THE COMPANY (FELINE PRIDES)

On July 7, 1998, the Company, together with KBHC Financing I, a Delaware statutory business trust (the "KBHC Trust") that was wholly owned by the Company, issued an aggregate of (i) 18,975,000 Feline Prides securities, and (ii) 1,000,000 KBHC Trust capital securities, with a $10 stated liquidation amount. The Feline Prides consisted of (i) 17,975,000 Income Prides with a stated amount per Income Prides of $10 (the "Stated Amount"), which were units comprised of a capital security and a stock purchase contract under which the holders were to purchase common stock from the Company not later than August 16, 2001 and the Company was to pay to the holders certain unsecured contract adjustment payments, and (ii) 1,000,000 Growth Prides with a face amount per Growth Prides equal to the Stated Amount, which were units consisting of a 1/100th beneficial interest in a zero-coupon U.S. Treasury security and a stock purchase contract under which the holders were to purchase common stock from the Company not later than August 16, 2001 and the Company was to pay to the holders certain unsecured contract adjustment payments. The distribution rate on the Income Prides was 8.25% per annum and the distribution rate on the Growth Prides was .75% per annum.

The KBHC Trust utilized the proceeds from the issuance of the Feline Prides and capital securities to purchase an equivalent principal amount of the Company's 8% debentures due August 16, 2003 (the "8% Debentures"). The 8% Debentures were the sole asset of the KBHC Trust. The Company's obligations under the 8% Debentures and related agreements, taken together, constituted a firm and unconditional guarantee by the Company of the KBHC Trust's obligations under the capital securities. Distributions of $11,385,000, $15,180,000 and $15,180,000 were included as minority interests in the Company's results of operations for each of the years ended November 30, 2001, 2000 and 1999, respectively.

On August 16, 2001, all of the Company's Feline Prides mandatorily converted into 5,977,109 shares of the Company's common stock. In connection with the conversion, all of the 8% Debentures held by the KBHC Trust were retired and the KBHC Trust was subsequently dissolved.

NOTE 9. FAIR VALUES OF FINANCIAL INSTRUMENTS

The estimated fair values of financial instruments have been determined based on available market information and appropriate valuation methodologies. However, judgment is necessarily required in interpreting market data to develop the estimates of fair value. In that regard, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

The carrying values and estimated fair values of the Company's financial instruments, except for those for which the carrying values approximate fair values, are summarized as follows:

NOVEMBER 30, IN THOUSANDS	2001		2000	
	CARRYING VALUE	ESTIMATED FAIR VALUE	CARRYING VALUE	ESTIMATED FAIR VALUE
CONSTRUCTION:				
Financial liabilities				
7¾% Senior notes	$175,000	$177,013	$175,000	$164,745
9⅜% Senior subordinated notes	174,714	176,750	174,534	173,110
9⅝% Senior subordinated notes	124,635	131,288	124,581	122,388
9½% Senior subordinated notes	250,000	263,600		
MORTGAGE BANKING:				
Financial assets				
Mortgage-backed securities	23,448	24,508	31,403	32,003
Financial liabilities				
Collateralized mortgage obligations secured by mortgage-backed securities	22,359	23,578	29,928	30,982
Company obligated mandatorily redeemable preferred securities of subsidiary trust holding solely debentures of the Company			189,750	175,000

The Company used the following methods and assumptions in estimating fair values:

Cash and cash equivalents; first mortgages held under commitments of sale and other receivables; borrowings under the unsecured credit facilities, Shareholder Notes, French lines of credit, Mortgage Warehouse Facility and Master Loan and Security Agreement: The carrying amounts reported approximate fair values.

Senior notes and senior subordinated notes: The fair values of the Company's senior notes and senior subordinated notes are estimated based on quoted market prices.

Mortgage-backed securities and collateralized mortgage obligations secured by mortgage-backed securities: The fair values of these financial instruments are estimated based on quoted market prices for the same or similar issues.

Company obligated mandatorily redeemable preferred securities of subsidiary trust holding solely debentures of the Company: The fair values of these financial instruments are based on quoted market prices on the New York Stock Exchange.

NOTE 10. COMMITMENTS AND CONTINGENCIES

Commitments and contingencies include the usual obligations of homebuilders for the completion of contracts and those incurred in the ordinary course of business. The Company is also involved in litigation incidental to its business, the disposition of which should have no material effect on the Company's financial position or results of operations.

NOTE 11. STOCKHOLDERS' EQUITY

PREFERRED STOCK On February 4, 1999, the Company adopted a new Stockholder Rights Plan to replace its preexisting shareholder rights plan adopted in 1989 (the "1989 Rights Plan") and declared a dividend distribution of one preferred share purchase right for each outstanding share of common stock; such rights were issued on March 7, 1999, simultaneously with the expiration of the rights issued under the 1989 Rights Plan. Under certain circumstances, each right entitles the holder to purchase 1/100th of a share of the Company's Series A Participating Cumulative Preferred Stock at a price of $135.00, subject to certain antidilution provisions. The rights are not exercisable until the earlier to occur of (i) 10 days following a public announcement that a person or group has acquired Company stock representing 15% or more of the aggregate votes entitled to be cast by all shares of common stock or (ii) 10 days following the commencement of a tender offer for Company stock representing 15% or more of the aggregate votes entitled to be cast by all shares of common stock. If, without approval of the Board of Directors, the Company is acquired in a merger or other business combination transaction, or 50% or more of the Company's assets or earning power is sold, each right will entitle its holder to receive, upon exercise, common stock of the acquiring company having a market value of twice the exercise price of the right; and if, without approval of the Board of Directors, any person or group acquires Company stock representing 15% or more of the aggregate votes entitled to be cast by all shares of common stock, each right will entitle its holder to receive, upon exercise, common stock of the Company having a market value of twice the exercise price of the right. At the option of the Company, the rights are redeemable prior to becoming exercisable at $.005 per right. Unless previously redeemed, the rights will expire on March 7, 2009. Until a right is exercised, the holder will have no rights as a stockholder of the Company, including the right to vote or receive dividends.

NOTE 12. EMPLOYEE BENEFIT AND STOCK PLANS

Benefits are provided to most employees under the Company's 401(k) Savings Plan under which contributions by employees are partially matched by the Company. The aggregate cost of this plan to the Company was $4,296,000 in 2001, $4,513,000 in 2000 and $3,937,000 in 1999.

The Company's 1999 Incentive Plan (the "1999 Plan") provides that stock options, associated limited stock appreciation rights, restricted shares of common stock, stock units and other securities may be awarded to eligible individuals for periods of up to 15 years. The Company also has a Performance-Based Incentive Plan for Senior Management (the "Incentive Plan"), a 1998 Stock Incentive Plan (the "1998 Plan") and a 2001 Stock Incentive Plan (the "2001 Plan"), each of which provide for the same awards as may be made under the 1999 Plan, but require that such awards be subject to certain conditions which are designed to enable the Company to pay annual compensation in excess of $1,000,000 to participating executives and maintain tax deductibility for such compensation for the Company. The 1999 Plan and the 2001 Plan are the Company's primary existing employee stock plans.

Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," ("SFAS No. 123"), issued in October 1995, established financial accounting and reporting standards for stock-based employee compensation plans. As permitted by SFAS No. 123, the Company elected to continue to use APB Opinion No. 25 and related interpretations in accounting for its stock options. Had compensation expense for the Company's stock option plans been determined based on the fair value at the grant date for awards in 2001, 2000 and 1999 consistent with the provisions of SFAS No. 123, the Company's net income and diluted earnings per share would have been reduced to the pro forma amounts indicated below:

YEARS ENDED NOVEMBER 30, IN THOUSANDS, EXCEPT PER SHARE AMOUNTS	2001	2000	1999
Net income — as reported	$214,217	$209,960	$147,469
Net income — pro forma	207,254	205,652	142,816
Diluted earnings per share — as reported	5.50	5.24	3.08
Diluted earnings per share — pro forma	5.23	5.10	2.99

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants in 2001, 2000 and 1999, respectively: a risk free interest rate of 3.68%, 5.44% and 6.14%; an expected volatility factor for the market price of the Company's common stock of 48.88%, 44.82% and 43.14%; a dividend yield of .90%, 1.00% and 1.36%; and an expected life of 4 years, 4 years and 4 years. The weighted average fair value of options granted in 2001, 2000 and 1999 was $9.09, $7.70 and $6.92, respectively.

Stock option transactions are summarized as follows:

	2001		2000		1999	
	OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE	OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE	OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE
Options outstanding at beginning of year	5,738,732	$19.13	4,849,822	$17.26	2,965,067	$15.22
Granted	2,138,700	28.24	1,615,176	24.74	2,241,736	20.12
Exercised	(1,456,188)	11.90	(306,628)	16.46	(211,925)	16.43
Cancelled	(176,152)	24.74	(419,638)	21.08	(145,056)	21.00
Options outstanding at end of year	6,245,092	$23.78	5,738,732	$19.13	4,849,822	$17.26
Options exercisable at end of year	2,843,650	$21.51	2,773,254	$15.60	2,041,106	$13.83
Options available for grant at end of year	3,909,248		1,671,996		2,867,334	

Stock options outstanding at November 30, 2001 are as follows:

	OPTIONS OUTSTANDING			OPTIONS EXERCISABLE	
RANGE OF EXERCISE PRICE	OPTIONS	WEIGHTED AVERAGE REMAINING CONTRACTUAL LIFE	WEIGHTED AVERAGE EXERCISE PRICE	OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE
$ 4.75 to $21.50	1,362,768	11.68	$16.78	991,320	$16.35
$21.59 to $23.74	1,332,488	11.62	22.42	1,106,589	22.42
$24.25 to $27.11	1,501,577	13.84	25.06	534,982	25.07
$27.90 to $33.94	2,048,259	14.80	28.37	210,759	32.02
$ 4.75 to $33.94	6,245,092	13.21	$23.78	2,843,650	$21.51

The Company records proceeds from the exercise of stock options as additions to common stock and paid-in capital. The tax benefit, if any, is recorded as additional paid-in capital.

In 1991, the Board of Directors approved the issuance of restricted stock awards under the 1988 Plan of up to an aggregate 600,000 shares of common stock to certain officers and key employees. Restrictions lapse each year through May 10, 2005 on specified portions of the shares awarded to each participant so long as the participant has remained in the continuous employ of the Company. Restricted shares under this grant outstanding at the end of the year totaled 86,664 in 2001, 108,331 in 2000 and 129,998 in 1999.

Effective July 11, 2001, the Company awarded 350,000 shares of restricted common stock to its Chairman and Chief Executive Officer in accordance with the terms and conditions of his amended and restated employment agreement. The restrictions imposed with respect to the shares covered by the award lapse on December 31, 2008 if certain conditions are met. During the restriction period, the executive is entitled to vote and receive dividends on such shares. Upon issuance of the 350,000 shares, a deferred compensation expense equivalent to the market value of the shares on the date of grant was charged to stockholders' equity and is being amortized over the restriction period. The compensation expense with respect to the restricted shares during the year ended November 30, 2001 was $550,000.

On August 4, 1999, the Company's Board of Directors authorized a share repurchase program which allowed the Company to purchase shares of its common stock at prices that did not exceed $28 per share. At November 30, 2000, through a series of authorizations, the Board of Directors had authorized the repurchase of a total of 14,500,000 shares. The Company had repurchased 14,500,000 shares and 3,750,100 shares, respectively, under the repurchase program as of November 30, 2000 and 1999.

NOTE 14. GEOGRAPHICAL INFORMATION

The following table presents information about the Company by geographic area.

IN THOUSANDS	REVENUES	OPERATING INCOME	IDENTIFIABLE ASSETS
2001			
Construction:			
West Coast	$1,605,917	$101,367	$ 995,826
Southwest	992,949	88,787	494,519
Central	1,326,133	117,248	697,692
Foreign	576,716	44,914	795,485
Total construction	4,501,715	352,316	2,983,522
Mortgage banking	72,469	33,771	709,344
Total	$4,574,184	$386,087	$3,692,866
2000			
Construction:			
West Coast	$1,466,418	$ 95,243	$ 907,956
Southwest	862,822	67,899	427,347
Central	1,065,803	90,018	531,074
Foreign	475,445	35,449	495,391
Total construction	3,870,488	288,609	2,361,768
Mortgage banking	60,370	23,832	467,153
Total	$3,930,858	$312,441	$2,828,921
1999			
Construction:			
West Coast	$1,579,226	$115,515	$ 905,890
Southwest	830,418	58,434	481,997
Central	950,177	59,488	505,144
Foreign	412,300	25,670	321,045
Total construction	3,772,121	259,107	2,214,076
Mortgage banking	64,174	17,464	450,159
Total	$3,836,295	$276,571	$2,664,235

NOTE 15. QUARTERLY RESULTS (UNAUDITED)

Quarterly results for the years ended November 30, 2001 and 2000 follow:

IN THOUSANDS, EXCEPT PER SHARE AMOUNTS	FIRST	SECOND	THIRD	FOURTH
2001				
Revenues	$821,065	$1,066,945	$1,235,313	$1,450,861
Operating income	53,501	73,743	109,235	149,608
Pretax income	39,118	59,904	91,487	134,008
Net income	25,818	39,504	60,387	88,508
Basic earnings per share	.74	1.11	1.63	2.10
Diluted earnings per share	.70	1.07	1.58	2.03
2000				
Revenues	$799,585	$ 906,182	$ 981,024	$1,244,067
Operating income	47,275	53,678	81,964	129,524
Pretax income	77,414	42,700	66,439	111,107
Net income	64,214	27,700	44,639	73,407
Basic earnings per share	1.51	.70	1.17	2.10
Diluted earnings per share	1.47	.68	1.14	2.00

Quarterly and year-to-date computations of per share amounts are made independently. Therefore, the sum of per share amounts for the quarters may not agree with per share amounts for the year.

NOTE 16. SUBSEQUENT EVENTS (UNAUDITED)

On December 14, 2001, pursuant to the 1997 Shelf Registration, the Company issued $200,000,000 of 8⅝% senior subordinated notes at 100% of the principal amount of the notes. The notes, which are due December 15, 2008, with interest payable semi-annually, represent unsecured obligations of the Company and are subordinated to all existing and future senior indebtedness of the Company. Before December 15, 2004, the Company may redeem up to 35% of the aggregate principal amount of the notes with the net proceeds of one or more public or private equity offerings at a redemption price of 108.625% of their principal amount, together with accrued and unpaid interest. The notes are not otherwise redeemable at the option of the Company. The Company used $175,000,000 of the net proceeds from the issuance of the notes to redeem all of its outstanding 9⅜% senior subordinated notes due 2003. The remaining net proceeds were used for general corporate purposes.

The 2001 Shelf Registration for $500,000,000 filed on October 15, 2001 was at that time intended to combine with $250,000,000 of capacity then remaining under the 1997 Shelf Registration to provide the Company with a total issuance capacity of $750,000,000. However, the issuance of the $200,000,000 8⅝% senior subordinated notes in December 2001 reduced the remaining capacity under the 1997 Shelf Registration to $50,000,000. Following the issuance of the $200,000,000 8⅝% senior subordinated notes, the Company increased the 2001 Shelf Registration to $700,000,000. The 2001 Shelf Registration was subsequently declared effective on January 28, 2002, at which time the remaining capacity under the 1997 Shelf Registration was rolled in, thereby providing the Company with a total issuance capacity of $750,000,000 as originally contemplated.

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders of KB Home:

We have audited the accompanying consolidated balance sheets of KB Home as of November 30, 2001 and 2000, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended November 30, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of KB Home at November 30, 2001 and 2000, and the consolidated results of its operations and its cash flows for each of the three years in the period ended November 30, 2001, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

Los Angeles, California
December 20, 2001

REPORT ON FINANCIAL STATEMENTS

The accompanying consolidated financial statements are the responsibility of management. The statements have been prepared in conformity with generally accepted accounting principles. Estimates and judgments of management based on its current knowledge of anticipated transactions and events are made to prepare the financial statements as required by generally accepted accounting principles. Management relies on internal accounting controls, among other things, to produce records suitable for the preparation of financial statements.

The responsibility of our external auditors for the financial statements is limited to their expressed opinion on the fairness of the consolidated financial statements taken as a whole. Their examination is performed in accordance with generally accepted auditing standards which include tests of our accounting records and internal accounting controls and evaluation of estimates and judgments used to prepare the financial statements. The Company's internal audit function includes evaluating and testing internal accounting controls.

An audit committee of outside members of the Board of Directors periodically meets with management, the external auditors and the internal auditors to evaluate the scope of auditing activities and review results. Both the external and internal auditors have the unrestricted opportunity to communicate privately with the audit committee.

William R. Hollinger
Senior Vice President and Controller
December 20, 2001

BOARD OF DIRECTORS

RON BURKLE[1,3]
Managing Partner,
The Yucaipa Companies
Los Angeles

HENRY G. CISNEROS[3]
Chairman and Chief Executive Officer,
American CityVista
San Antonio

JANE EVANS[1,4]
Chief Executive Officer,
Opnix, Inc.
Phoenix

DR. RAY R. IRANI[4]
Chairman and Chief Executive Officer,
Occidental Petroleum Corporation
Los Angeles

KENNETH M. JASTROW, II
Chairman and Chief Executive Officer,
Temple-Inland Inc.
Austin

JAMES A. JOHNSON[3]
Chairman and Chief Executive Officer,
Perseus, LLC
Former Chairman and Chief Executive Officer,
Fannie Mae
Washington, D.C.

BRUCE KARATZ[2]
Chairman and Chief Executive Officer,
KB Home
Los Angeles

DR. BARRY MUNITZ[1,4]
President,
The J. Paul Getty Trust
Los Angeles

GUY NAFILYAN
Chairman and Chief Executive Officer,
Kaufman & Broad S.A.
Paris

LUIS G. NOGALES[3,4]
Managing Partner,
Nogales Investors, LLC
Los Angeles

SANFORD C. SIGOLOFF[1,2]
Chairman, President and Chief Executive Officer,
Sigoloff & Associates, Inc.
Los Angeles

COMMITTEES OF THE BOARD OF DIRECTORS
[1]Audit and Compliance Committee
[2]Executive Committee
[3]Nominating and Corporate Governance Committee
[4]Management Development and Compensation Committee

MANAGEMENT

CORPORATE OFFICERS

CORY F. COHEN
Senior Vice President, Tax

WILLIAM R. HOLLINGER
Senior Vice President and Controller

LISA G. KALMBACH
Senior Vice President, Studios

BRUCE KARATZ
Chairman and Chief Executive Officer

KIMBERLY N. KING
Corporate Secretary

WENDY L. MARLETT
Senior Vice President, Marketing

JEFFREY T. MEZGER
Executive Vice President and
Chief Operating Officer

BARTON P. PACHINO
Senior Vice President and
General Counsel

ALBERT Z. PRAW
Senior Vice President,
Asset Management and Acquisitions

GARY A. RAY
Senior Vice President,
Human Resources

VICE PRESIDENTS

KELLY M. ALLRED
DON BLODGETT
GEORGE A. BRENNER
JAMES R. CALDWELL
KEN GANCARCZYK
LAWRENCE B. GOTLIEB
JOHN A. HUGHES
ROSS KAY
KATHLEEN L. KNOBLAUCH
JOSEPH M. MANISCO
JOE SANTORO
NANCY S. SCHWAPPACH
DAVID B. SIMONS
VICTOR TOLEDO

DIVISION MANAGEMENT

WEST COAST

WILLIAM R. CARDON
Regional General Manager and
President, Orange County Division

ROBERT FREED
Regional General Manager and
President, Northbay and
South Bay Divisions

MARTIN LIGHTERINK
President, San Diego Division

JAY L. MOSS
Regional General Manager and
President, Greater Los Angeles Division

SOUTHWEST

JOHN H. BREMOND
President, Tucson Division

LEAH S. W. BRYANT
President, Las Vegas Division

STEVEN M. DAVIS
Regional General Manager and
President, Phoenix Division

MARK KINSLEY
President, New Mexico Division

CENTRAL

DAVID CHRISTIAN
President, Dallas Division

JOHN "BUDDY" E. GOODWIN
Regional General Manager and
President, Houston Division

MARSHALL GRAY
President, Tampa Division

DAVE MATLOCK
President, San Antonio Division

LARRY E. OGLESBY
Regional General Manager and
President, Austin Division

ANTHONY M. RASO
President, Jacksonville Division

DENNIS WELSCH
Regional General Manager and
President, Colorado Division

FRANCE

PIERRE BEAUCHEF
President, Condominium Division
Kaufman & Broad S.A., France

JOEL MONRIBOT
President,
Single Family Homes Division
Kaufman & Broad S.A., France

GUY NAFILYAN
Chairman and
Chief Executive Officer,
Kaufman & Broad S.A., France

KB HOME MORTGAGE

MARK CRIVELLI
President, KB Home Mortgage

OFFICE LOCATIONS

CORPORATE

HEADQUARTERS
10990 Wilshire Boulevard
Seventh Floor
Los Angeles, California 90024
(310) 231-4000
(310) 231-4222 Fax

BUILDER SERVICES
801 Corporate Center Drive
Suite 100
Pomona, California 91768
(909) 802-2400
(909) 623-5167 Fax

houseCALL CENTER
4226 Rosewood Drive
Pleasanton, California 94588
(888) KB-HOMES
(925) 467-5506 Fax

KB HOME MORTGAGE
21650 Oxnard Street, Suite 300
Woodland Hills, California 91367
(818) 887-2275
(818) 712-2422 Fax

DOMESTIC DIVISIONS

ARIZONA
Phoenix Division
Two Gateway
432 North 44th Street, Suite 200
Phoenix, Arizona 85008
(602) 306-1000
(602) 306-1010 Fax

Tucson Division
5780 North Swan Road, Suite 100
Tucson, Arizona 85718
(520) 577-7007
(520) 299-2725 Fax

CALIFORNIA
Greater Los Angeles Division
801 Corporate Center Drive
Suite 201
Pomona, California 91768
(909) 802-1100
(909) 802-1111 Fax

Orange County Division
3 Jenner, Suite 100
Irvine, California 92618
(949) 790-9100
(949) 790-9119 Fax

North Bay Division
611 Orange Drive
Vacaville, California 95687
(707) 469-2400
(707) 469-2401 Fax

San Diego Division
12235 El Camino Real, Suite 100
San Diego, California 92130
(858) 259-6000
(858) 259-5108 Fax

South Bay Division
2201 Walnut Avenue, Suite 150
Fremont, California 94538
(510) 792-2900
(510) 792-5262 Fax

COLORADO
Colorado Division
8401 East Belleview Avenue
Suite 200
Denver, Colorado 80237
(303) 220-6000
(303) 773-1930 Fax

FLORIDA
Jacksonville Division
3840 Crown Point Road, Suite C
Jacksonville, Florida 32257
(904) 260-8616
(904) 260-8608 Fax

Tampa Division
11711 Gothic Lane
Tampa, Florida 33626
(813) 818-9125
(813) 818-4764 Fax

NEVADA
Las Vegas Division
750 Pilot Road #F
Las Vegas, Nevada 89119
(702) 614-2500
(702) 614-2614 Fax

NEW MEXICO
New Mexico Division
4921 Alexander, NE, Suite B
Albuquerque, New Mexico 87107
(505) 344-9400
(505) 344-5700 Fax

TEXAS
Austin Division
11911 Burnet Road
Austin, Texas 78758
(512) 833-8880
(512) 491-9432 Fax

Dallas Division
2611 Westgrove Road, Suite 101
Carrollton, Texas 75006
(972) 267-0700
(972) 267-0701 Fax

Houston Division
9990 Richmond Avenue, Suite 400
Houston, Texas 77042
(713) 977-6633
(713) 977-6678 Fax

San Antonio Division
4800 Fredericksburg Road
San Antonio, Texas 78229
(210) 349-1111
(210) 524-2641 Fax

INTERNATIONAL DIVISION

KAUFMAN & BROAD S.A.
Tour Maine Montparnasse
33 avenue du Maine
75755 Paris, Cedex 15
011-331-4-538-2000
011-331-4-538-2250 Fax

STOCKHOLDER INFORMATION

COMMON STOCK PRICES

	2001		2000	
	HIGH	**LOW**	**HIGH**	**LOW**
First Quarter	$38 5/16	$25 1/2	$24 13/16	$18 3/4
Second Quarter	33 1/4	24 13/16	22 3/8	16 13/16
Third Quarter	36 1/4	25 1/16	25 3/8	16 15/16
Fourth Quarter	34 1/2	24 11/16	32 13/16	23 15/16

DIVIDEND DATA

KB Home paid a quarterly cash dividend of $.075 per common share in 2001 and 2000.

ANNUAL STOCKHOLDERS' MEETING

The 2002 Annual Stockholders' meeting will be held at The W Hotel, 930 Hilgard Avenue, in Los Angeles, California, at 9:00 a.m. on Thursday, April 11, 2002.

STOCK EXCHANGE LISTINGS

KB Home's common stock is listed on the New York Stock Exchange and is also traded on the Boston, Chicago, Cincinnati, Midwest, Pacific and Philadelphia Exchanges. The ticker symbol is KBH.

Kaufman & Broad S.A. is listed on the ParisBourse. The ticker symbol is KOF. Kaufman & Broad S.A.'s Web site address is ketb.com.

TRANSFER AGENT

Mellon Investor Services LLC
P.O. Box 3315
South Hackensack, New Jersey 07606-1915
(800) 356-2017
www.mellon-investor.com

INDEPENDENT AUDITORS

Ernst & Young LLP
Los Angeles, California

STOCKHOLDER INFORMATION

The Company's common stock is traded on the New York Stock Exchange under the symbol KBH. There were 52,237,167 shares of common stock outstanding as of February 1, 2002.

FORM 10-K

The Company's 2001 Report on Form 10-K filed with the Securities and Exchange Commission may be obtained without charge by writing to the Company's Investor Relations department, or by visiting the Company's Web site at kbhome.com.

HEADQUARTERS

KB Home
10990 Wilshire Boulevard, Seventh Floor
Los Angeles, California 90024
(310) 231-4000
(310) 231-4222 Fax
Location and Community Information:
kbhome.com
(888) KB-HOMES

INVESTOR CONTACT

Clem Teng
Director, Investor Relations
KB Home
10990 Wilshire Boulevard, Seventh Floor
Los Angeles, California 90024
(310) 231-4000
cteng@kbhome.com

BONDHOLDER SERVICES ADDRESS & PHONE NUMBER

7 3/4% $175,000,000 Notes – Due 10/15/04
9 5/8% $125,000,000 Notes – Due 11/15/06
8 5/8% $200,000,000 Notes – Due 12/15/08
9 1/2% $250,000,000 Notes – Due 2/15/11
Trustee:
Sun Trust Bank
Corporate Trust Division
Mail Code 008
25 Park Place, 24th Floor
Atlanta, Georgia 30303-2900
muriel.shaw@suntrust.com
(404) 588-7067

Design: Louey/Rubino Design Group, Inc.
Santa Monica, CA • New York City • Hong Kong
Images courtesy of: Bloomberg, CNBC, CNN, Fox News, New York Times
Printing: George Rice & Sons


WHY RENT
WHEN YOU
CAN OWN?
KB
HOME
ALWAYS HOME

KB HOME

10990 WILSHIRE BOULEVARD, LOS ANGELES, CA 90024

PROXY STATEMENT

EVERYWHERE ⇨ ALL THE TIME

NOTICE OF 2002 KB HOME

ANNUAL MEETING OF STOCKHOLDERS

AND PROXY STATEMENT

KB HOME
10990 Wilshire Boulevard
Los Angeles, California 90024
(310) 231-4000

BRUCE KARATZ
Chairman and Chief Executive Officer

March 5, 2002

Dear Fellow Stockholder:

Your officers and directors join me in inviting you to attend the Annual Meeting of Stockholders of KB Home at 9:00 a.m. on April 11, 2002 at The W Hotel in Los Angeles, California.

The matters expected to be acted on at the meeting are described in detail in the attached Notice of Annual Meeting of Stockholders and Proxy Statement. In addition to specific agenda items, by attending the meeting you will have an opportunity to hear about our plans for the future and to meet your officers and directors. Whether or not you plan to attend, please sign and date the enclosed Proxy Card and return it as soon as possible in the envelope provided to ensure that your shares will be represented. You may also vote by calling the 800-number listed on your Proxy Card.

We look forward to seeing you on April 11th.

Sincerely,

BRUCE KARATZ
Chairman and Chief Executive Officer

KB HOME

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

To Be Held April 11, 2002

To the Holders of the Common Stock of KB Home:

The Annual Meeting of Stockholders of KB Home will be held on Thursday, April 11, 2002 at 9:00 a.m. Los Angeles time in the Great Room of The W Hotel, 930 Hilgard Avenue in Los Angeles, California for the following purposes:

(1) To elect four Class I Directors, each to serve for a term of three years;

(2) To approve an amendment to the KB Home Performance-Based Incentive Plan for Senior Management to increase the limits on cash compensation that may be paid thereunder while maintaining full deductibility for the Company for Federal Income Tax purposes; and

(3) To transact such other business as may properly come before the meeting or any adjournment thereof.

The Board of Directors has fixed the close of business on February 14, 2002 as the record date for determination of holders of Common Stock entitled to notice of, and to vote at, the meeting or any adjournment thereof. If you plan to attend the meeting you may be asked to present photo identification and you may be accompanied by one guest only. If you hold your shares in a brokerage account (in "street name"), you will need to bring a copy of a brokerage statement reflecting your ownership of shares on February 14, 2002.

Whether or not you expect to attend the meeting, please complete, date and sign the enclosed Proxy Card and mail it promptly in the envelope provided. You may also vote by calling the 800-number listed on your Proxy Card. Your prompt return of the Proxy Card or telephone vote will ensure that your shares are represented at the meeting and will save the Company the additional expense of soliciting proxies.

BY ORDER OF THE BOARD OF DIRECTORS,

KIMBERLY N. KING
Secretary

Los Angeles, California
March 5, 2002

KB HOME

10990 *Wilshire Boulevard*
Los Angeles, California 90024

Proxy Statement
for
Annual Meeting of Stockholders

To Be Held April 11, 2002

General Information

Your Board of Directors furnishes this Proxy Statement in connection with its solicitation of your proxy in the form enclosed to be used at the Company's Annual Meeting of Stockholders to be held on Thursday, April 11, 2002, at the time and place and for the purposes set forth in the accompanying Notice of Annual Meeting of Stockholders. A copy of the Company's Annual Report to Stockholders for the fiscal year ended November 30, 2001, including audited financial statements, is also being mailed to stockholders concurrently with this Proxy Statement. It is anticipated that the mailing to stockholders of this Proxy Statement and the enclosed Proxy Card will commence on or about March 6, 2002.

You are cordially invited to attend the Annual Meeting. Whether or not you plan to attend, please date, sign and promptly return your Proxy Card in the envelope provided. You may revoke your proxy at any time prior to its exercise at the Annual Meeting by written notice to the Company's Secretary, and, if you attend the Annual Meeting, you may vote your shares in person.

Only holders of record of the 51,174,428 shares of Common Stock outstanding at the close of business on February 14, 2002 will be entitled to vote at the Annual Meeting. Each holder of Common Stock is entitled to one vote for each share held. The Company's Grantor Stock Trust, established to assist the Company in meeting its stock-related obligations under various employee benefit programs, held 7,941,640 shares of Common Stock outstanding for voting purposes as of the record date. These shares are voted by the trustee of the Grantor Stock Trust in accordance with instructions received from employees participating in the Company's employee stock option plans. There is no right to cumulative voting.

The representation in person or by proxy of at least a majority of the outstanding shares entitled to vote is necessary to provide a quorum at the Annual Meeting. All shares of Common Stock represented by valid proxies received pursuant to this solicitation and not revoked will be voted in accordance with the choices specified. Where no specification is made with respect to any item submitted to a vote, such shares will be voted for the election as directors of the Company of the four individuals named under "Election of Directors", and for the amendment to the KB Home Performance-Based Incentive Plan for Senior Management. Since the proxy confers discretionary authority to vote upon other matters that properly may come before the meeting, shares represented by signed proxies returned to the Company will be voted in accordance with the judgment of the person or persons voting the proxies. With regard to the election of directors, votes may be cast in favor or withheld; votes that are withheld will be counted as present and will have the effect of a negative vote because the election of each director will require affirmative vote of a majority of shares present. Abstentions may be specified on approval of the amendment to the KB Home Performance-Based Incentive Plan for Senior Management, and will be counted as present for purposes of voting on the proposal, and will have the effect of a negative vote because passage of the proposal will require the affirmative votes of a majority of shares present in person or by proxy and entitled to vote. Under the rules of the New York Stock Exchange, brokers who hold shares in street name for customers have the authority to vote on certain items when they have not received instructions from beneficial owners. Brokers that do not receive instructions are entitled to vote on the election of directors and approval of the amendment to the KB Home Performance-Based Incentive Plan for Senior Management. Under applicable Delaware law, a broker non-vote will have no effect on the outcome of the matters presented for a stockholder vote.

The persons named as proxies on the enclosed Proxy Card are Bruce Karatz, Chairman and Chief Executive Officer, and Kimberly N. King, Director of Corporate Legal Affairs and Secretary.

PROPOSAL ONE:
ELECTION OF DIRECTORS

At the Annual Meeting, the Board of Directors will present as nominees and recommend to stockholders that the four persons listed below be elected as Class I Directors to serve for a three-year term ending at the 2005 Annual Meeting of Stockholders. Should any of these nominees become unable to serve as a director prior to the Annual Meeting, the persons named on the enclosed Proxy Card will, unless otherwise directed, vote for the election of such other person as the Board of Directors may recommend in place of such nominee. The election of each nominee will require the affirmative votes of a majority of shares present at the meeting in person or by proxy and entitled to vote.

A brief summary of each nominee's principal occupation, business affiliations and other information follows.



Jane Evans, age 57, was elected Chief Executive Officer of Opnix Inc. in 2001, and from 1995 through 2001 she served as President and Chief Executive Officer of GAMUT Interactive, Inc. From 1991 to 1995 Ms. Evans served as Vice President and General Manager, Home and Personal Services Division, US West Communications, Inc. From 1987 to 1989 she was a general partner of Montgomery Securities, and from 1989 until 1991 she was President and Chief Executive Officer of the InterPacific Retail Group. Ms. Evans is a director of Georgia Pacific, Hypercom Corporation, Main Street & Main, Incorporated, PETsMART, Inc., and Philip Morris Companies, Inc. Ms. Evans has been a director of the Company since 1993.



James A. Johnson, age 58, is Vice Chairman of Perseus LLC, a merchant banking and private equity firm. In 2000, Mr. Johnson served as Chairman and Chief Executive Officer of Johnson Capital Partners, a private investment company. Mr. Johnson was employed by Fannie Mae from 1990 through 1999, where he served as Vice Chairman in 1990, Chairman and Chief Executive Officer from 1991 through 1998 and Chairman of the Executive Committee of the Board in 1999. He is Chairman of The John F. Kennedy Center for the Performing Arts and is Chairman of the Board of Trustees of The Brookings Institution. He serves on the boards of Gannett, Inc., Target Corporation, UnitedHealth Group, The Goldman Sachs Group, Inc., Cummins, Inc., Temple-Inland Inc., National Association on Fetal Alcohol Syndrome, The Enterprise Foundation and National Housing Endowment. He is a member of the American Friends of Bilderberg, The Business Council, the Council on Foreign Relations, the Trilateral Commission, and he is Chairman of the Advisory Council for Public Strategies Incorporated. Mr. Johnson has been a member of the Board of Directors since 1992.



Dr. Barry Munitz, age 60, is President and Chief Executive Officer of The J. Paul Getty Trust. From 1991 to 1997, Dr. Munitz was Chancellor of the California State University, the largest system of senior higher education in the United States. In 1998, he also served as Head of the Gubernatorial Transition Team for California Governor Gray Davis. In addition to his professional affiliations, since 1992 he has served on numerous public and private boards. He was a director of SunAmerica Inc., Chairman of the American Council on Education and Chairman of the California Education Round Table. He also served on the Commission on National Investment in Higher Education, and the White House Commission "America Reads." Dr. Munitz joined the Company's Board of Directors in 1999.



Sanford C. Sigoloff, age 71, has been Chairman, President and Chief Executive Officer of Sigoloff & Associates, Inc. since 1989. Mr. Sigoloff was President and Chief Executive Officer of L. J. Hooker Corporation from 1989 to 1992, and was Chairman, President and Chief Executive Officer of Wickes Companies, Inc., a retail and wholesale merchandiser, from 1982 to 1988. Mr. Sigoloff was a Presidential appointee to the United States Holocaust Memorial Council in Washington, D.C. from 1988 through 1994 and is a Fellow in the American College of Bankruptcy. Mr. Sigoloff is a director of Movie Gallery, Inc. Among his many civic involvements, Mr. Sigoloff is a director of the National Conference of Christians and Jews and the Center Theatre Group; a trustee of the UCLA Foundation, the Medical Centers of Cedars-Sinai and Chaim Sheba; a member of the Executive Committee of the City of Hope and the Executive Board and the Board of Governors of The American Jewish Committee; and a national trustee and Vice President of the National Jewish Center for Immunology and Respiratory Medicine. He is also an adjunct professor at The Anderson Graduate School of Management at UCLA. Mr. Sigoloff has been a director of the Company or its predecessor since 1979.

The other directors of the Company and their respective principal occupations, business affiliations and other information for at least the past five years are as follows.



Ron Burkle, age 49, is the founder and managing partner of The Yucaipa Companies, a private investment firm based in Southern California. Yucaipa specializes in acquisitions, mergers and management of large retail and distribution companies. Yucaipa completed the merger of Fred Meyer, Inc., where Mr. Burkle served as Chairman, and The Kroger Company of Cincinnati forming the largest supermarket company in the United States. Mr. Burkle is also the majority shareholder of Golden State Foods, the largest manufacturer and distributor of food products to McDonald's. He is a member of the board of Occidental Petroleum Corporation, Yahoo! Inc. and Kaufman & Broad S.A., the Company's majority-owned publicly-held French subsidiary. Mr. Burkle also serves as Trustee of The John F. Kennedy Center for the Performing Arts, The J. Paul Getty Trust, the National Urban League and the Los Angeles County Museum of Art; member of the Executive Board for the Medical Sciences at UCLA, the Carter Center, Aids Project Los Angeles, RAND's Education Advisory Board, Claremont Graduate University, National Campaign Against Youth Violence and The Children Scholarship Fund; Co-Chairman of the Burkle Center for International Relations at UCLA; Founder and Benefactor of the Burkle Scholarship Award with the Los Angeles Urban League. He has been a director of the Company since 1995 and his current time expires in 2004.



Henry G. Cisneros, age 54, is Chairman and Chief Executive Officer of American CityVista, the homebuilding joint venture formed by Mr. Cisneros and the Company in August 2000. Previously, Mr. Cisneros was president and chief operating officer of Univision Communications, Inc. from 1997 through July 2000. From January 1993 through January 1997, Mr. Cisneros served as the Secretary of the U.S. Department of Housing and Urban Development. Prior to serving as Secretary, he was Chairman of Cisneros Asset Management Company. In 1981, Mr. Cisneros became the first Hispanic American mayor of a major U.S. city, San Antonio, Texas, and served as mayor through 1987. Mr. Cisneros has also served as President of the National League of Cities, Chairman of the National Civic League, Deputy Chair of the Federal Reserve Bank of Dallas, and as a board member of the Rockefeller Foundation. He is a director of Countrywide Credit Industries, Inc. He was elected to the Company's Board of Directors in August 2000 and will next stand for re-election in 2003.



Dr. Ray R. Irani, age 67, is Chairman and Chief Executive Officer of Occidental Petroleum Corporation. He joined Occidental in 1983 as Chairman and Chief Executive Officer of Occidental Chemical Corporation, an Occidental subsidiary, and as Executive Vice President of Occidental. In 1984 he was elected to the Board of Directors of Occidental and was named President and Chief Operating Officer. He assumed the responsibilities of Chairman and Chief Executive Officer, in addition to President, in 1990. Dr. Irani was Chairman of the Board of Directors of Canadian Occidental Petroleum Ltd., an Occidental affiliate, from 1987 to 1999. An Honorary Fellow of the American Institute of Chemists, Dr. Irani is a director of the American Petroleum Institute, Cedars Bank and Health Net. He is a member of the American Chemical Society, the American Institute of Chemists, Inc., the CEO Roundtable, The Conference Board, the Council on Foreign Relations, the U.S.-Saudi Arabian Business Council, the National Petroleum Council, the Scientific Research Society of America, the American Chemical Society, and the Industrial Research Institute. He is a trustee of the University of Southern California and is Chairman of USC's Academic Affairs Committee. He is also a Vice Chairman of the Board of the American University of Beirut, he is a member of the Board of Governors of Town Hall and the World Affairs Council. Dr. Irani's current term expires in 2004 and he has been a director of the Company since 1992.



Kenneth M. Jastrow, II, age 54, has been Chairman and Chief Executive Officer of Temple-Inland Inc. since 2000. Prior to that, Mr. Jastrow served as President and Chief Operating Officer in 1998 and 1999, Group Vice President from 1995 until 1998, and as Chief Financial Officer of Temple-Inland from November 1991 until 1999. Mr. Jastrow is also a director of MGIC Investment Corporation. He was appointed to the Company's Board in December 2001 and will next stand for election in 2003.



Bruce Karatz, age 56, has been Chairman of the Company since 1993 and Chief Executive Officer since 1986. Mr. Karatz joined the Company's predecessor in 1972, and from 1976 through 1980 he was President of its French homebuilding subsidiary, Kaufman & Broad S.A. From 1980 until the formation of the Company in 1986, Mr. Karatz was President of Kaufman and Broad Development Group; and from 1986 to 2001 he was also President of the Company. Mr. Karatz is a director of Honeywell International Inc., Avery Dennison, The Kroger Company, National Golf Properties, Inc. and Kaufman & Broad S.A., the Company's majority-owned publicly-held French subsidiary. Among his civic and professional activities, Mr. Karatz is Chairman of the California Business Roundtable; Chairman of the Los Angeles World Affairs Council; a trustee of the RAND Corporation; a member of the Council on Foreign Relations, the Executive Committee of the Board of Governors of The Performing Arts Center of Los Angeles County, and the University of Southern California Law Center Board of Counselors. Mr. Karatz has been a director of the Company since 1986. He will next stand for re-election in 2003.



Guy Nafilyan, age 57, has been Chairman, President and Chief Executive Officer of Kaufman & Broad S.A., the Company's majority-owned publicly-held French subsidiary, and Executive Vice President of the Company since April 1992. He was a Senior Vice President of the Company from 1987 to 1992, and from 1983 through 1987 he was President of Kaufman & Broad S.A. Mr. Nafilyan has been a director of the Company since 1987; his current term expires in 2004.



Luis G. Nogales, age 58, is the Managing Partner of Nogales Investors, LLC, a private equity investment firm, and is senior advisor to Deutsche Bank Private Equity Partners. He was Chairman and Chief Executive Officer of Embarcadero Media, Inc. from 1992 to 1997, President of Univision Communications, Inc., from 1986 to 1988, and Chairman and Chief Executive Officer of United Press International from 1983 to 1986. He is a director of Southern California Edison Co., Edison International, Arbitron, and Kaufman & Broad S.A., the Company's majority-owned publicly-held French subsidiary. He is a member of the board of the Inter-American Dialogue and the Pacific Council on International Policy; a trustee of The Ford Foundation, and The J. Paul Getty Trust and former Vice President of the Board of Trustees of Stanford University. Mr. Nogales has been a director of the Company since 1995 and his current term expires in 2004.

THE BOARD AND ITS COMMITTEES

The Company's Board of Directors held five regular meetings during the fiscal year ended November 30, 2001. Management also periodically conferred with directors informally between meetings regarding Company affairs. During 2001, all directors attended 80% or more of the total aggregate number of meetings of the Board of Directors and meetings of the committees of the Board on which they served.

During most of 2001, the Company's Board of Directors was comprised of eight non-employee directors and two employee directors. Mr. Randall Lewis was the Company's ninth non-employee director, until he stepped down from the Board of Directors in February 2001. Mr. Jastrow was elected to the Board in December 2001, bringing the number of non-employee directors back up to nine. The committees of the Board of Directors consist of the Management Development and Compensation Committee (formerly, the Personnel, Compensation and Stock Plan Committee), the Audit and Compliance Committee, the Nominating and Corporate Governance Committee and the Executive Committee. The committees of the Board of Directors are comprised entirely of non-employee directors, except for the Executive Committee, which includes one employee director.

Management Development and Compensation Committee

The Management Development and Compensation Committee of the Board of Directors reviews and makes recommendations regarding compensation and other employment benefits for the Company's officers and other members of senior management. The committee also reviews and approves awards made under the Company's employee stock plans, the Company-wide annual merit increase guidelines for base salaries and all nominations for officers of the Company. The committee also reviews, considers and provides input regarding executive succession planning. The members of the committee during 2001 were Ms. Evans and Messrs. Irani, Munitz, and Nogales, with Dr. Irani serving as Chairman. The committee held four meetings during 2001; members were also periodically consulted by management to discuss compensation or personnel issues between meetings. See the "Management Development and Compensation Committee Report on Executive Compensation" at pages 17 – 21.

Audit and Compliance Committee

The function of the Audit and Compliance Committee of the Board of Directors is to approve the selection of, and review all services performed by, the Company's independent auditors; to meet, consult with, and receive reports from the Company's independent auditors, its financial and accounting staff and its internal audit department; and to review and take action, or make recommendations to the Board of Directors, with respect to the scope of the audit procedures, accounting practices, internal accounting and financial controls and legal affairs of the Company. The committee held three meetings during the year. In 2001, the committee was comprised of Ms. Evans and Messrs. Burkle, Munitz and Sigoloff. Dr. Munitz served as Chairman. See the "Audit and Compliance Committee Report" at page 34.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee of the Board of Directors considers and makes recommendations to the Board concerning the appropriate size and needs of the Board, including the annual nomination of directors and nominees for new directors. The committee reviews and makes recommendations concerning other policies related to the Board of Directors, including committee composition, structure and size, and director compensation. The committee regularly evaluates Board performance to determine ways to enhance Board effectiveness. The committee also considers and makes recommendations to the Board concerning corporate governance issues and trends. In 2001, the members of the committee were Messrs. Burkle, Cisneros, Johnson and Nogales. Mr. Johnson served as Chairman of the committee, which had three meetings during the year.

The Nominating and Corporate Governance Committee will consider qualified nominees for director. Stockholders wishing to make such recommendations should submit the name of the candidate and the candidate's background and qualifications to the committee, c/o the Secretary of the Company, 10990 Wilshire Boulevard, Los Angeles, California 90024 not later than January 1 of the year in which the proposed candidate is to be considered for nomination.

Executive Committee

The Executive Committee has the authority of the Board of Directors between meetings of the Board of Directors except to the extent that such authority may be limited by the Company's Bylaws (which do not currently provide for any such limitation) or by applicable law. The members of the committee are Messrs. Karatz and Sigoloff; Mr. Sigoloff is Chairman. Dr. Irani serves as alternate member of the committee in the event Mr. Sigoloff or Mr. Karatz is not available to act. The committee did not meet in 2001, but acted periodically by written consent.

Compensation Paid to Board Members

Retainers and Meeting Fees. Directors who are employees of the Company receive no additional compensation for their service on the Board of Directors. Directors who are not employees of the Company are paid a quarterly retainer of $5,000, plus $1,500 for each Board of Directors meeting and $1,000 for each committee meeting attended. If two committee meetings are attended on the same day, $500 is paid for attendance at the second committee meeting. Each committee chairman receives an annual retainer of 500 deferred Common Stock Units or, for directors who own at least 10,000 shares of Common Stock or Stock Units and who so elect, a specified number of options (as described more fully below). A "Stock Unit" is a contract right to receive a share of Common Stock or a cash payment equal to the fair market value of a share of Common Stock. Directors earn the equivalent of cash dividends on, but do not have voting or investment power with respect to, the shares of Common Stock represented by the Stock Units. The shares of Common Stock represented by Stock Units will be distributed in-kind or in cash, at the election of the participating director, when he or she retires or otherwise leaves the Board. Directors may defer all or a portion of their cash fees until a later specified event, such as retirement. Directors are reimbursed for travel and other expenses related to attendance at Board of Directors and committee meetings.

Equity Awards. With a view toward further aligning the compensation of the Company's directors with the equity interests of the Company's stockholders, the Company maintains the KB Home Non-Employee Directors Stock Plan. Under the Directors Stock Plan, in 2001 each director who was serving on the Board as of the 2001 Annual Meeting received an annual grant of 2,000 Stock Units or, for directors who owned at least 10,000 shares of Common Stock or Stock Units and who so elect, a specified number of options (as described more fully below). Under the Directors Stock Plan, directors may also elect to receive all or a portion of their Board retainers and meeting fees in Stock Units rather than in cash. Directors who make this election receive Stock Units valued at 110% of the cash fees to which they would otherwise have been entitled.

Additionally, the Directors Stock Plan provides that directors who own at least 10,000 shares of the Company's Common Stock or Stock Units may elect to receive their annual Stock Unit grant, annual retainers and/or meeting fees in options rather than in Stock Units or cash, as the case may be. The number of options granted in lieu of cash fees is equal to 110% of the cash value of the retainer or meeting fees otherwise earned and are granted at a ratio determined by reference to the market value of the Company's Common Stock on the grant date. The value of options granted in lieu of Stock Units is calculated in the same manner, except that there is no added 10% premium. Options are granted as of each Annual Meeting of Stockholders and have an exercise price equal to the average closing price of the Company's Common Stock on the New York Stock Exchange for the ten consecutive trading days immediately preceding the date of the Annual Meeting. The options are immediately exercisable and, consistent with the Company's employee stock options, have a term of fifteen years.

Charitable Giving. In furtherance of the Company's overall support for charitable giving, and in acknowledgment of the service of the Company's directors, the Company maintains a Directors' Legacy Program under which the Company will make a charitable donation to up to five charitable organizations or educational institutions of the director's choice upon his or her death. All directors are eligible to participate in the program. From the inception of the program in 1995 through 1998, the maximum charitable donation that could be made by the Company on behalf of any director was $500,000. As of January 1, 1999, the maximum charitable donation that may be made by the Company was increased to $1 million. Accordingly, directors who were serving on the Board as of January 1, 1999 vest in the original $500,000 donation in five equal annual installments of $100,000 commencing with the first anniversary of their initial election to the Board; these directors must serve on the Board for five consecutive years to be fully vested in the original donation amount. In addition, directors serving on the Board as of January 1, 1999 will vest in the increased charitable donation in annual installments of $200,000, $150,000 and $150,000, respectively; these directors must have served on the Board through January 1, 2002 to be fully vested in the additional donation. Directors first elected to the Board after January 1, 1999 vest in the full $1 million donation in five equal annual installments of $200,000; these directors must serve on the Board for five consecutive years to be fully vested in the program. To be eligible to receive a donation, a recommended organization must be an educational institution or charitable organization and must qualify to receive tax-deductible donations under the Internal Revenue Code. The program is funded by life insurance contracts maintained by the Company on the lives of the participating directors. This funding is structured such that the life insurance proceeds are expected to equal the cost to the Company of maintaining the program. The program has no direct compensation value to directors or their families because they do not receive any direct cash or tax savings.

Beneficial Ownership of Company Stock

Directors and Management

The following information is furnished, as of February 28, 2002, to indicate the beneficial ownership of the Company's Common Stock by each director and each of the executive officers named in the Summary Compensation Table (the "Named Executive Officers") individually, and by all directors, Named Executive Officers and other executive officers as a group. Unless otherwise indicated, beneficial ownership is direct and the person indicated has sole voting and investment power. No director, Named Executive Officer or other executive officer owns more than 1% of the Company's Common Stock, other than Mr. Karatz who owns 3.2%. As a group, all directors, Named Executive Officers and other executive officers of the Company own in the aggregate 6.0% of the Company's Common Stock.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership(a – d)
Ron Burkle	38,278
Henry G. Cisneros	9,597
Jane Evans	12,136
Dr. Ray R. Irani	41,794
Kenneth M. Jastrow, II	—0—
James A. Johnson	44,827
Bruce Karatz	1,662,755
Dr. Barry Munitz	6,500
Guy Nafilyan	140,598
Luis G. Nogales	11,667
Sanford C. Sigoloff	42,652
Jeffrey T. Mezger	220,830
John E. Goodwin	103,066
Robert Freed	62,530
All directors, Named Executive Officers and other executive officers as a group (22 persons)	3,092,725

(a) Included are Stock Units held by non-employee directors under the Non-Employee Directors Stock Plan in the following amounts: Mr. Burkle 13,155; Mr. Cisneros 2,597; Ms. Evans 10,636; Dr. Irani 11,703; Mr. Jastrow -0-; Mr. Johnson 19,972; Dr. Munitz 4,500; Mr. Nogales 11,167; and Mr. Sigoloff 17,352.

(b) Included are shares of Common Stock subject to acquisition within 60 days of February 28, 2002 through the exercise of stock options granted under the Company's employee stock plans in the following amounts: Mr. Karatz 929,892; Mr. Mezger 157,054; Mr. Nafilyan 80,000; Mr. Goodwin 48,543; Mr. Freed 33,918; and all executive officers as a group, 1,676,957. Also included are shares subject to acquisition within 60 days of February 28, 2002 through the exercise of options under the Non-Employee Directors Stock Plan in the following amounts: Mr. Burkle 24,623; Dr. Irani 18,091; Mr. Johnson 22,855; and Mr. Sigoloff 10,000.

(c) Included are a total of 517,827 shares of restricted Common Stock granted under the Company's employee stock plans. As of February 28, 2002, Mr. Karatz held 50,000, and Mr. Nafilyan held 25,000 shares of restricted Common Stock under a grant made in 1991. These shares vest in twelve equal annual installments, the first of which vested in 1994; full vesting will occur in 2005. For 2001, Mr. Karatz received an award of 50,369 shares of restricted Common Stock; the shares vest on January 15, 2005, three years from the date of grant. In accordance with his 1995 employment agreement, which places a $3 million limit on his cash incentive bonus, these shares represent the portion of his 2001 incentive bonus that was in excess of $3 million. In 2001, Mr. Karatz also received an award of 350,000 shares of restricted stock; the shares vest on December 31, 2008, if Mr. Karatz continues to be employed by the Company at that time. These shares represent a one-time retention grant upon the signing of Mr. Karatz' amended and restated employment contract. Please also see the "Management Development and Compensation Committee Report on Executive Compensation" at pages 17 – 21. Pursuant to a compensation program adopted in 1997 under which a portion of their annual incentive bonus is determined by the Company's, or a particular business unit's, pretax return on investment, the following Named Executive Officers also hold shares of Common Stock granted on January 15, 2002 that are restricted from sale for one year from the date of grant: Mr. Karatz 15,133; Mr. Mezger 6,005; Mr. Nafilyan -0-; Mr. Goodwin 3,859; Mr. Freed 2,421; and all executive officers as a group, 39,204. The actual number of shares of restricted Common Stock earned by most executives was greater than the amount reported because most executives elected to have shares withheld for income tax purposes; the amounts reported are shares beneficially owned by each executive less shares the executive may have elected to have withheld.

Beneficial Owners of More Than 5 Percent

Based on filings made under Section 13(d) and Section 13(g) of the Securities Exchange Act of 1934, as amended, as of February 28, 2002 the only persons or entities known to be beneficial owners of more than 5% of the Company's Common Stock were as follows:

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership (a – d)	Percent of Class
KB Home Grantor Stock Trust, Wachovia Bank, N.A., as Trustee, Institutional Trust and Retirement Services 301 North Church Street Winston-Salem, North Carolina 27101	7,941,640	15.52%
Capital Growth Management Limited Partnership One International Place Boston, Massachusetts 02110	4,076,000	7.85%
FMR Corp. 82 Devonshire Street Boston, Massachusetts 02109	3,267,641	6.49%
Wellington Management Company, LLP 75 State Street Boston, Massachusetts 02109	2,895,000	5.58%

(a) Pursuant to the amendment to Schedule 13D dated February 20, 2002 filed with the Securities and Exchange Commission by Wachovia Bank, N.A. (the "Trustee"), the KB Home Grantor Stock Trust (the "GST") holds all of the shares reported pursuant to a trust agreement creating the GST in connection with the prefunding of certain obligations of the Company under various employee benefit plans. Both the GST and the Trustee disclaim beneficial ownership of the shares reported. The Trustee has no discretion over the manner in which the shares held by the GST are voted. The trust agreement for the GST provides that, as of any given record date, employees who hold unexercised options under the Company's employee stock option plans will determine the manner in which shares of the Company's Common Stock held in the GST are voted.

The Trustee will vote the Common Stock held in the GST in the manner directed by those eligible employees who submit voting instructions for the shares. The number of shares as to which any one employee can direct the vote will depend upon how many employees submit voting instructions to the Trustee. Employees who are also directors of the Company are excluded from voting; accordingly, Messrs. Karatz and Nafilyan may not direct the vote of any shares in the Trust. If all eligible employees submit voting instructions to the Trustee, as of the February 14, 2002 record date for the Annual Meeting, the other Named Executive Officers will have the right to vote the following share amounts: Mezger 1,381,836; Goodwin 407,172; and Freed 299,737; and all executive officers as a group, 5,015,450. If less than all of the eligible employees submit voting instructions, then the foregoing amounts will be higher. The trust agreement further provides that all voting instructions received by the Trustee will be held in confidence and will not be disclosed to any person including the Company.

(b) Pursuant to the Schedule 13G dated February 11, 2002 filed with the Securities and Exchange Commission by Capital Growth Management Limited Partnership, Capital Growth has sole voting power and shared dispositive power with respect to all of the shares reported as beneficially owned.

(c) Pursuant to the Schedule 13G dated February 14, 2002 filed with the Securities and Exchange Commission by FMR Corp., 2,700,630 of the shares reported are beneficially owned by Fidelity Management & Research Company, an investment adviser and a wholly-owned subsidiary of FMR Corp., as a result of acting as investment advisor to various investment companies (collectively, the "Fidelity Funds"); with respect to these shares, FMR Corp. and Mr. Edward C. Johnson 3d exercise sole investment power and the Fidelity Funds' Boards of Trustees exercises sole voting power. Of the shares reported, 344,511 shares are beneficially owned by Fidelity Management Trust Company, a bank and a wholly-owned subsidiary of FMR Corp., as to which each of Mr. Johnson and FMR Corp., through its control of Fidelity Management Trust Company, has sole investment power as to 344,511 shares and sole voting power as to 329,311 shares, but no voting power as to 15,200 shares held in certain investment accounts. Of the shares reported, 1,000 shares are beneficially owned by Strategic Advisers, Inc., an investment adviser and a wholly-owned subsidiary of FMR Corp., over which shares Strategic Advisers has sole investment power but no voting power. The remaining 221,500 shares reported are beneficially owned by Fidelity International Limited, an investment adviser and an entity independent of FMR Corp., as to which shares Fidelity International Limited exercises sole investment and voting power.

(d) Pursuant to the amendment to Schedule 13G dated February 14, 2002 filed with the Securities and Exchange Commission by Wellington Management Company, LLP, WMC, an investment advisor, has shared investment power with respect to all shares reported as beneficially owned, shared voting power with respect to 18,700 shares reported as beneficially owned and no voting power with respect to 2,876,300 of the shares reported as beneficially owned. Pursuant to the amendment to Schedule 13G dated February 14, 2002 filed with the Securities and Exchange Commission by Vanguard Windsor Funds — Vanguard Windsor Fund, Vanguard, an investment company, has shared investment power and has sole voting power with respect to 2,866,200 of the shares reported as beneficially owned by WMC.

Management Development and Compensation Committee Report on Executive Compensation

Compensation Philosophy and Objectives

The Company designs executive compensation around five key objectives, which comprise the Company's executive compensation philosophy. The Management Development and Compensation Committee provides guidance, recommendations and approvals to executive compensation programs guided by the Company's executive compensation philosophy which is intended to:

- closely link executive compensation to the creation of stockholder value;
- encourage stock ownership by executives to directly align executive interests with stockholder interests;
- reward contributions that further the Company's KBnxt operational business model by aligning individual performance measures with the Company's performance objectives;
- balance compensation elements to encourage the achievement of both short-term business plans and long-term strategic objectives with a focus on *total* compensation; and
- attract, retain and motivate executives of the highest quality.

Under the Company's *total* compensation focus, continuing analysis of both annual and long-term compensation is required. Annual compensation is typically determined by the pre-tax, pre-incentive profit and pre-tax return on investment of the Company (or a particular business unit). Long-term compensation awards are determined by the Company's cumulative earnings per share and the Company's (or a particular business unit's) average pre-tax return on investment over a specified period of years. Additionally, in determining the level of annual compensation, specific performance requirements are set for each executive. Performance against these requirements is analyzed to ensure that the results achieved are sustainable and that the KBnxt operational business model is being followed. This total compensation approach puts a large portion of executives' compensation at risk based on the Company's performance, as well as their individual performance. The Management Development and Compensation Committee believes that this is a balanced approach that motivates the Company's executives to continually improve the Company's performance and maintains close alignment with the interests of the Company's stockholders.

The Company achieved record unit deliveries, total revenues, net income and earnings per share in 2001 and demonstrated substantial improvement over its 2000 performance. Unit deliveries (including joint venture units) posted year-over-year growth of nearly 9%, total revenues increased by more than 16% over 2000, diluted earnings per share increased more than 29% over 2000 (excluding the French IPO gain in 2000); and 2001 year-end backlog value (including joint ventures) increased approximately 4% over 2000. The improved results in 2001 were largely achieved through the Company's continued use of its KBnxt operational business model, which contributed to an increase in housing gross margin, higher unit delivery volume and increased net income from mortgage banking operations. The Company ended its fiscal year with a solid financial position, including $281.3 million of cash and stockholders' equity of $1.09 billion. The Company's ratio of debt to total capital improved four percentage points to

49.9% at November 30, 2001 from 53.9% at November 30, 2000. Despite the events of September 11, 2001, overall conditions in all of the Company's principal markets remained favorable during 2001.

Compensation in 2001

The following generally describes how the Company's executive officers and, in particular, the Named Executive Officers, were paid in 2001. Please see the compensation tables at pages 28 – 32 for a detailed presentation of compensation earned by the Named Executive Officers in 2001. The specifics of Chief Executive Officer compensation are addressed separately in this report.

Base Salaries. Base salaries are viewed as compensation for an executive's ongoing contribution to the performance of the business units for which he or she is responsible. Increases in executive base salaries are made by reference to the Management Development and Compensation Committee's assessment of each executive's contribution to the Company's business and by reference to the Company-wide budget for base salary increases. Executive base salaries are targeted to be competitive with average base salaries paid to executives with comparable responsibilities at other companies in the real estate sector. The committee reviews analyses by the Compensation Department of the Company and by outside consultants to ensure that base salaries remain competitive and are at least at the median level.

The average merit increase, of employees receiving merit increases, was 4.3% in 2001. This increase was authorized by the Management Development and Compensation Committee in light of the Company's improved performance, and by general reference to national trends across industries. Individual base salary increases are determined by individual performance and contribution levels and ranged from 0% to 7.5% in 2001, excluding promotional increases. Base salary increases (excluding promotional increases) for the Named Executive Officers in 2001 were consistent with the Company-wide increase and the Company's merit distribution philosophy.

In keeping with the Company's total compensation approach, base salaries, coupled with annual incentive awards, are targeted to be competitive with the upper quartiles of base salaries and incentive awards made to executives with comparable responsibilities at other companies in the real estate sector.

Annual Incentive Awards. Annual incentives are paid in cash and restricted shares of the Company's Common Stock and are intended to reward executives for improved short-term performance as measured against specific performance criteria relative to their respective businesses. In general, annual cash incentive awards paid to executives are determined by the pre-incentive, pre-tax profit of the business operations for which they are responsible. The annual cash incentive awards may be increased or decreased depending upon the pre-tax return on investment from those operations (the "PROI Modifier"), customer satisfaction as measured by the Company's Customer Satisfaction Index ("CSI"), and the results against specific individual performance measures established at the beginning of the fiscal year. This approach is intended to motivate executives to improve the Company's overall performance in a balanced manner.

In 2001, certain executives, including two of the Named Executive Officers, earned annual cash incentive awards based upon a specific percentage of the Company's (or a particular business unit's) pre-incentive, pre-tax profit, as adjusted by the PROI Modifier. Annual incentive bonuses for certain other executives, including two of the Named Executive Officers, were determined by a combination of a percentage participation in the Company's (or a particular business unit's) pre-incentive, pretax profit, as adjusted by the PROI Modifier, CSI, and assessment of their individual job performance as determined against their specific performance measures established at the beginning of the fiscal year.

Cash incentive compensation earned by the Company's executive officers is primarily determined by the Company's performance, or by the performance of the particular business unit for which an executive is responsible. Therefore, as a result of the Company's improved performance in 2001, executive officers earned more cash incentive compensation in 2001, than they did in 2000. Of the total cash compensation earned by the Named Executive Officers in 2001, 79% was from incentives determined by the Company's performance, up 4 percentage points from 75% in 2000.

Long-Term Incentive Compensation. Long-term incentive compensation is generally awarded in the form of stock option grants, as well as Performance Unit awards under the Company's Unit Performance Program.

By providing executives with an ownership stake in the Company, stock options are intended to align executive interests with stockholder interests and to motivate executives to continually improve the long-term performance of the Company. As shown in the table entitled "Option/SAR Grants in Last Fiscal Year" at page 30, in 2001 stock option grants were made to each of the Named Executive Officers, except Mr. Nafilyan. Mr. Nafilyan's long-term incentive compensation is linked to the performance of Kaufman & Broad S.A., the Company's majority owned publicly-traded French subsidiary. Grants made to Company executives, including the Named Executive Officers, during the fourth quarter of fiscal 2001 represent their annual discretionary grants for fiscal year 2002.

In 1998, the Committee adopted an Executive Stock Ownership Policy, designed to further the Company's strategy of closely aligning the interests of management and shareholders. The policy requires senior corporate and divisional managers to achieve ownership levels of the Company's Common Stock. Early in 2001, the target ownership levels were met by all original executives covered under the policy.

In 2001, the Compensation Committee also made awards of Performance Units under the Unit Performance Program, which was first implemented in 1996. This long-term incentive compensation program is intended to motivate senior management toward improving the Company's long-term performance by providing incentives tied to specified long-term performance objectives for the Company. Participants in the Unit Performance Program include all executive officers (except Mr. Nafilyan), division presidents and certain other senior managers.

The value of Performance Units awarded under the Unit Performance Program is determined over the period that the Performance Unit is outstanding by (i) the Company's cumulative earnings per share and (ii) the average pre-tax return on investment of the specific operations for which the participating executive is responsible. The weighting of both factors, as well as the individual performance targets for each executive, are established on an annual basis by the Compensation Committee. For all Performance Units awarded in 2001, earnings per share will determine 75% of the value of the award and pre-tax return on investment will determine 25% of the value of the award. Performance Unit payouts, if any, may be paid in cash or in stock or stock equivalents, at the discretion of Company management. It is management's current intention, absent special circumstances, to pay out Performance Units in stock or stock equivalents only. Please see "Long-Term Incentive Plans —

Awards in Last Fiscal Year" at page 32 for the Performance Units granted to each Named Executive Officer in 2001.

The value of Performance Units awarded under the Unit Performance Program is realized, if at all, three years after the date of award. Performance Units awarded at the beginning of fiscal 1999 vested at the end of fiscal 2001 and were paid out in shares of the Company's Common Stock, underscoring the Compensation Committee's commitment to aligning executive interests with stockholder interests through increasing the levels of stock ownership by the Company's executives. Please see "Summary Compensation Table" at pages 28 and 29 for the shares of Common Stock issued to each of the other Named Executive Officers upon the vesting of their Performance Units in 2001. No employees of Kaufman & Broad S.A., the Company's French subsidiary, including Mr. Nafilyan, participate in the Unit Performance Program.

Compensation of Chief Executive Officer in 2001. In keeping with the Company's compensation objectives, Mr. Karatz' compensation is largely driven by cash and stock-based incentives that are directly tied to the Company's financial performance. Base and incentive compensation paid to Mr. Karatz for fiscal year 2001 were paid pursuant to the terms of an agreement he entered into with the Company in 1995. On July 11, 2001, the Board amended and restated the 1995 agreement and extended the term for an additional seven years, until December 31, 2008. Pursuant to the amended and restated agreement, Mr. Karatz received a one-time retention grant of 350,000 shares of restricted stock. The restrictions on these shares lapse on the earlier of December 31, 2008 or certain other triggering events specified in the amended employment agreement. Please see "Employment Agreements and Change in Control Arrangements" at pages 24 – 26 for a more detailed description of Mr. Karatz' 1995 employment agreement and his amended and restated employment agreement. The amended and restated agreement provides that the Board of Directors may, in its discretion, increase or decrease Mr. Karatz' base salary from time to time, provided that any decrease does not fall below $900,000, which was Mr. Karatz' base salary in 2001.

Mr. Karatz also received an annual incentive bonus of cash, Common Stock and restricted Common Stock for 2001, the amount of which was primarily determined by formulas based on the Company's pre-incentive, pre-tax profit and pre-tax return on investment. Mr. Karatz' 2001 incentive bonus was paid pursuant to the formula under his 1995 employment agreement, which specifies a $3 million limit on the amount of his bonus that may be paid in cash. For 2001, Mr. Karatz earned $1,781,225 over this cap. Accordingly, in lieu of a cash payment for this amount, Mr. Karatz received an award for 50,369 shares of three-year restricted Common Stock. The value of the shares issued on the grant date was 110% of the cash value of this portion of his incentive bonus, with a view toward compensating Mr. Karatz for the deferral and risk of loss associated with his receipt of restricted stock. The additional 42,738 shares of Common Stock that Mr. Karatz earned pursuant to the stock-based portion of his incentive bonus were withheld by the Company to cover a portion of his 2001 income tax obligations.

Incentive compensation paid to Mr. Karatz under his employment agreement is largely made under and subject to the limitations set forth in the Performance-Based Incentive Plan for Senior Management, 1998 Stock Incentive Plan, and the 2001 Stock Incentive Plan, each of which have been approved by the Company's stockholders and are designed to qualify incentive compensation in excess of $1 million paid to the Named Executive

Officers for a tax deduction under Section 162(m) of the Internal Revenue Code. Under his employment agreement Mr. Karatz is also entitled to receive other benefits afforded to other executives of the Company and, accordingly, in 2001 Mr. Karatz received a discretionary award of 700 Performance Units under the Unit Performance Program in accordance with the principles described above. He also received an award of 600,000 options in late 2001, representing his annual discretionary grant for fiscal 2002.

Policy on Deductibility of Compensation

The Company intends to comply with the requirements of Section 162(m) of the Internal Revenue Code with respect to maintaining tax deductibility for all executive compensation, except in circumstances when the Compensation Committee believes that such compliance would not be in the best interests of the Company or its stockholders. The Company believes that all executive officer compensation paid in 2001 met the deductibility requirements of Section 162(m).

Management Development and Compensation Committee

The Management Development and Compensation Committee is responsible for approving the compensation strategy of the Company. The committee approves and monitors principal executive compensation programs, including those covering the Named Executive Officers. For each of the Company's executive officers, the committee approves annual base salary, annual incentive bonus awards, and long-term incentive awards. The Management Development and Compensation Committee also approves all officer nominations and annual merit increase guidelines for all Company employees. The committee is composed entirely of non-employee directors.

This report is respectfully submitted by the members of the Management Development and Compensation Committee:

Dr. Ray R. Irani, *Chairman*
Jane Evans
Dr. Barry Munitz
Luis G. Nogales

KB HOME

COMMON STOCK PRICE PERFORMANCE

The graphs below compare the cumulative total return(a) of KB Home, the S&P 500 Index, the S&P Homebuilding Index and the Dow Jones Home Construction Index (b) for the last five fiscal year-end periods. The Dow Jones Construction Index is presented for informational purposes only.

Last Five Fiscal Years



$300
$250
$200
$150
$100
$50
KB Home
S&P Homebuilding Index
Dow Jones Home Construction
S&P 500 Index
1996
1997
1998
1999
2000
2001

	1996	1997	1998	1999	2000	2001
KB Home	100	171	202	179	258	279
S&P Homebuilding Index	100	149	166	122	189	216
Dow Jones Home Construction	100	143	139	103	161	207
S&P 500 Index	100	129	159	192	184	162

The above graph is based upon the Common Stock and index prices calculated as of the last trading day before December 1st of the fiscal year-end periods presented. The Company's November 30, 2001 closing Common Stock price on the New York Stock Exchange was $33.62 per share. On February 28, 2002, the Company's Common Stock closed at $43.65 per share. The performance of the Company's Common Stock depicted in the graphs above represents past performance only and is not indicative of future performance.

(a) Total return assumes $100 invested at market close on November 30, 1996 in the Company, the S&P 500 Index, the S&P Homebuilding Index, and the Dow Jones Home Construction Index including reinvestment of dividends.

(b) The three companies that comprise the S&P Homebuilding Index are: Centex Corporation, Pulte Homes, Inc. and the Company. The ten companies that comprise the Dow Jones Home Construction Index are: Centex Corporation, Champion Enterprises, Inc., Clayton Homes, Inc., D.R. Horton, Inc., Lennar Corporation, MDC Holdings, Inc., NVR, Inc., Pulte Homes, Inc., Toll Brothers, Inc. and the Company.

Employment Agreements and Change in Control Arrangements

Employment Agreements

Mr. Karatz was employed under an employment agreement that he entered into with the Company in 1995 (the "1995 Agreement") that provided for a term through November 30, 2001. Effective July 11, 2001, the 1995 Agreement was amended and restated, pursuant to which, among other things, the term of the agreement was extended through December 31, 2008.

For the 2001 fiscal year, the amended and restated employment agreement provided that Mr. Karatz' annual incentive bonus would be payable pursuant to the terms of the 1995 Agreement. The annual incentive bonus formula in the 1995 Agreement provided Mr. Karatz with an opportunity to earn an annual cash incentive bonus in an amount equal to 1.25% of the Company's pre-incentive, pre-tax profit. The formula further provided that no such bonus would be paid in any year in which the Company did not achieve a specified minimum pre-tax return on equity and, if paid, the cash portion of such bonus could not exceed $3,000,000. In addition, the Management Development and Compensation Committee has the discretion to increase or decrease Mr. Karatz' annual incentive bonus depending on the PROI Modifier. See the "Management Development and Compensation Committee Report on Executive Compensation" at page 18 for a description of the PROI Modifier. In 2001, Mr. Karatz' annual incentive cash bonus exceeded the cash limit and, accordingly, he was paid the excess in restricted shares of Common Stock. The bonus formula in the 1995 Agreement also included an opportunity to earn an annual award of Common Stock. The number of shares of Common Stock awarded each year, if any, was determined by dividing (i) the product of .50 times the Company's pre-incentive, pre-tax profit in excess of $50,000,000 by (ii) the average trading price of the Company's Common Stock on the date of grant. No annual bonus of Common Stock could be awarded to Mr. Karatz pursuant to this formula in any year in which the Company did not generate pre-incentive, pre-tax profit exceeding $50,000,000 and, if such level is exceeded, there is a specified limit on the number of shares that may be awarded. Pursuant to the terms of the 1995 Agreement, shares awarded pursuant to this formula were to be restricted until October 10, 2000, his 55th birthday. Consistent with the terms of the 1995 Agreement, the shares that would have been awarded on January 15, 2002 as a part of his 2001 bonus were not restricted. These shares were, however, withheld by the Company to cover a portion of Mr. Karatz' 2001 income tax obligation.

For the 2002 fiscal year and each subsequent year through December 31, 2008, subject to the approval of the Company's stockholders of an amendment to any plan that permits an aggregate amount of $5 million of cash compensation to qualify for tax deductibility under Section 162(m) of the Internal Revenue Code, Mr. Karatz shall be entitled to annual incentive compensation ranging from 1% to 2% of the Company's pre-tax, pre-incentive income depending on the specified return on equity of the Company for the year. Such incentive compensation will be paid 75% in cash, and 25% in shares of three-year restricted stock, unless the cash amount exceeds $5 million, in which case any excess will also be paid in three-year restricted stock. Any restricted stock granted under the amended and restated employment agreement will vest on the third anniversary of the date of grant and will vest earlier in the event of Mr. Karatz' death, disability, involuntary termination by the Company with out cause or his voluntary termination for good reason. The amended and restated employment agreement, however, provides that if the Code Section 162(m) plan amendment is not approved by stockholders, Mr. Karatz' incentive compensation in 2002, and for the remainder of the term of the amended and restated employment agreement, will be paid pursuant to the formula under the 1995 Agreement. See "Proposal Two: Amendment to the Perfomance-Based Incentive Plan for Senior Management" at pages 35 – 38 for the proposed Code Section 162(m) plan amendment.

The new performance-based annual incentive bonus formula in Mr. Karatz' amended and restated agreement more closely aligns with stockholders' interests than did the formula in the 1995 Agreement in several respects, including:

- Under Mr. Karatz' 1995 Agreement, if a specified minimum return on equity was achieved, he earned a fixed amount equal to 1.75% of the Company's pretax, pre-incentive income. Under the amended and restated agreement, he will earn a range from 1% to 2% of the Company's pretax, pre-incentive income depending on the Company's return on equity for the year. Therefore, his bonus opportunity under the amended and restated contract is subject to more downside risk as percentage of the entire award than under the formula in his 1995 Agreement.

- The performance-based incentive bonus formula under the amended and restated agreement requires substantially higher return on equity hurdles as a condition of payout than was contained in the 1995 Agreement. If the formula under the amended and restated agreement had been in place in 2001, to earn the same incentive bonus as Mr. Karatz did in 2001, the Company's return on equity hurdle would have been 11% higher than the 10% hurdle contained in the 1995 Agreement.

Upon signing the amended and restated employment agreement, Mr. Karatz received a one-time retention grant of 350,000 restricted shares of Common Stock. The shares vest on December 31, 2008 provided Mr. Karatz is still employed by the Company at that time. These shares may vest earlier in the event of his death, disability, involuntary termination by the Company without cause or his voluntary termination for good reason.

Under the amended and restated agreement, Mr. Karatz is entitled to a specified minimum annual base salary of $900,000, which is subject to annual adjustment in the discretion of the Board of Directors. Mr. Karatz is also entitled to a modified nonqualified retirement arrangement pursuant to which he will now receive an annual pension equal to 100% of his average base salary during the final three years of his employment, payable for 25 years, if he continues in the employment of the Company until November 30, 2008. If Mr. Karatz retires or his employment is terminated before such date, he will be entitled to a lesser amount pursuant to defined formula. The retirement arrangement is structured so that upon Mr. Karatz' death, the Company will recover the after-tax cost to the Company of his retirement benefit. The retirement arrangement also contemplates certain benefits prior to retirement in the event of death, disability, or a "change in ownership" of the Company. In addition, under the amended and restated employment agreement, Mr. Karatz is entitled to receive other benefits generally awarded to Company executives, which, in 2001 included a discretionary stock option grant, and an award of one-year sale restricted stock under the PROI Modifier. Please see the "Management Development and Compensation Committee Report" at pages 20 – 21 for additional information on compensation paid to Mr. Karatz during the year.

In the event Mr. Karatz' employment with the Company is terminated prior to the expiration of the amended and restated agreement, Mr. Karatz or his estate, as applicable, will receive the following:

- in the event his employment is terminated as a result of his death or disability, an amount equal to two times Mr. Karatz's average annual compensation for the three fiscal years prior to the date of the termination of his employment;
- in the event his employment is terminated as a result of an involuntary termination of his employment by the Company without cause or his voluntary termination for good reason, an amount equal to three times his average annual compensation for the three fiscal years prior to the date of the termination of his employment; and
- in the event his employment is terminated within 18 months following a "change of ownership" of the Company, an amount equal to three times his average annual compensation for the three fiscal years prior to the date of the termination of his employment and if Mr. Karatz is subject to an excise tax under Section 4999 of the Internal Revenue Code, with respect to the payments or distributions in the nature of compensation made to him by the Company in connection with a change in ownership of the Company, an additional amount so as to place him in the same after-tax position he would have been in had the excise tax not applied.

Upon Mr. Karatz's termination of employment on or after the expiration of his amended and restated employment agreement or upon his earlier retirement with the consent of the Board of Directors, the Company will continue to provide him and his family medical and dental benefits for Mr. Karatz' lifetime and such benefits will be reduced if Mr. Karatz becomes re-employed and is eligible to receive comparable benefits from another employer.

No other Named Executive Officer has an employment agreement with the Company.

Change in Control Arrangements

In 2001, the Company put in place a Change in Control Plan in which ten senior corporate executives currently participate, including Mr. Mezger. The plan is designed to encourage the retention of senior executives in the event of a change in control of the Company, which could play a key role in the continuing success of the Company in the event of a change in control. The Plan provides that if there is a "change in control" of the Company and a participating executive is terminated within a specified period after such change in ownership, other than for "cause" or "disability", as defined in the plan, or if the executive terminates for "Good Reason", the terminated executive will be entitled to receive an amount equal to one or two years' average salary and cash incentive bonus, depending on the executive.

Under the KB Home 1988 Employee Stock Plan, the KB Home Performance-Based Incentive Plan for Senior Management, the KB Home 1998 Stock Incentive Plan, the KB Home 1999 Incentive Plan and the KB Home 2001 Stock Incentive Plan, all outstanding stock options will become fully exercisable and all restrictions on outstanding shares of restricted Common Stock or other awards shall lapse upon a "change of ownership" of the Company. A change of ownership will be deemed to occur if (i) current members of the Board of Directors or other directors elected by three-quarters of the current members or their respective replacements (excluding certain individuals who took office in connection with an acquisition of 20% or more of the Company's voting securities or in connection with an election contest) cease to represent a majority of the Board or (ii) the Board determines that a change of ownership has occurred.

The KB Home Unit Performance Program, which is administered under the Company's employee stock plans, provides that upon a change of ownership each outstanding Performance Unit will be paid in cash at the target level.

As part of the Company's overall strategy to utilize technology and e-business initiatives which support and facilitate achievement of the business objectives, during 2000 the Company launched the e.KB Equity Incentive Program. This Program was established to motivate executive performance in connection with the Company's e-business initiatives or investments. The program provided executives with an opportunity to receive a portion of any future distributions made by the Company's e-business initiatives after the Company has recouped its investment. No new interests were granted to executives under the e.KB Equity Incentive Program in 2001, and no distributions were made during the year. The operating agreements for each of the pre-existing e.KB LLCs under the e.KB Equity Incentive Program provide that each unvested interest held by a participant shall vest upon a change in ownership.

The Kaufman & Broad S.A. Incentive Plan, the primary equity-based incentive plan for employees of the Company's publicly held French subsidiary, provides that in the event of a change of ownership all outstanding options shall become fully exercisable.

The Non-Employee Directors Stock Plan provides that upon a change of ownership, all outstanding options will become immediately exercisable and Stock Units shall immediately vest and will be paid in cash or shares of Common Stock, in accordance with the prior election made by each participating director. The KB Home Directors' Legacy Program provides that upon a change of ownership of the Company, all participating directors shall become immediately vested under the program, and the Company shall create an irrevocable trust into which it shall transfer sufficient assets (including the directors' life insurance policies) to make the designated charitable contributions for the participating directors.

The Company also maintains a non-qualified Executive Deferred Compensation Plan. From 1985 to 1992, pursuant to the plan Messrs. Karatz and Nafilyan deferred receipt of a certain amount of pre-tax income, plus a Company matching contribution, until retirement, termination or certain other events, including a "change in control." A change in control is defined in the plan to include the acquisition by a person or "group" (as defined) of 25% or more of the Company's voting power, a transaction which results in a change in a majority of the then-incumbent Board or the Company ceasing to be publicly owned. No new contributions to the Executive Deferred Compensation Plan may be made, but the Company continues to pay interest on prior contributions still held in the plan.

Executive Compensation

Summary Compensation Table

The following Summary Compensation Table sets forth the total compensation earned by each of the Named Executive Officers for the fiscal years ended November 30, 2001, 2000 and 1999.

		Annual Compensation			Long-Term Compensation			
					Awards		Payouts	
Name and Position	Fiscal Year	Salary($)	Bonus($)(a)	Other Annual Compensation ($)(b)	Restricted Stock Awards($)(c)	Securities Underlying Options/ SARS(#)	LTIP Payouts ($)(d)	All Other Compensation ($)(e)
Bruce Karatz								
Chairman and	2001	$895,833	$6,621,838	—0—	$12,188,806	602,328	$1,300,250	$93,402
Chief Executive	2000	847,083	4,313,800	—0—	1,977,825	500,000	773,518	73,186
Officer	1999	811,667	2,948,363	—0—	1,666,436	750,000	450,000	71,912
Jeffrey T. Mezger								
Chief Operating								
Officer and	2001	418,333	1,897,062	$321,168	474,265	298,148	780,150	22,800
Executive Vice	2000	400,000	1,269,370	359,890	317,343	125,000	442,010	9,000
President	1999	275,000	1,023,605	—0—	—0—	113,815	112,500	9,000
Guy Nafilyan								
Chairman, President	2001	303,811	1,121,537	—0—	—0—	—0—	—0—	11,014
and Chief Executive	2000	295,680	1,146,899	—0—	—0—	—0—	—0—	6,211
Officer of Kaufman	1999	324,226	1,023,617	—0—	—0—	10,000	—0—	3,892
& Broad S.A.								
John E. Goodwin								
Regional General	2001	259,167	1,025,634	—0—	256,408	50,000	572,110	15,350
Manager	2000	250,000	800,467	—0—	200,117	40,000	331,508	15,000
	1999	177,917	600,150	—0—	139,535	29,367	112,500	20,175
Robert Freed								
Regional General	2001	197,917	997,389	—0—	191,253	36,944	390,075	3,500
Manager	2000	173,917	816,314	—0—	185,329	40,000	165,754	6,548
	1999	163,750	510,575	—0—	127,644	22,688	112,500	6,188

(a) Of the total annual bonus compensation reported for Mr. Karatz in 2001, $3,621,838 was paid in shares of the Company's Common Stock, the number of which was determined by reference to the closing price of the Company's Common Stock on the New York Stock Exchange on the date of grant (January 15, 2002). Of these shares, 42,738 (or $1,662,490) were withheld by the Company to satisfy Mr. Karatz' tax liability.

(b) The Named Executive Officers listed in this table receive certain personal benefits; however, for all such officers other than Mr. Mezger, such benefits did not exceed the lesser of $50,000 or 10% of such officer's salary and bonus for any of the years reported. In late 1999, Mr. Mezger was promoted to Chief Operating Officer and Executive Vice President of the Company, which promotion required that he relocate to the Company's Los Angeles headquarters. To facilitate this transition, the Company agreed to pay certain of Mr. Mezger's related relocation and housing expenses, in addition to the benefits he received under the Company's relocation program available to all employees. This arrangement resulted in an agreed upon amount of approximately $30,000 per month in reimbursements through the end of 2001.

(c) For 2001, the Named Executive Officers received the following awards of Common Stock as a result of the PROI Modifier: Mr. Karatz 30,728 shares; Mr. Mezger 12,192 shares; Mr. Nafilyan -0-; Mr. Goodwin 6,591 shares; and Mr. Freed 4,917 shares. These shares are restricted from sale for one year from the date of grant (January 15, 2002). The value of these awards was determined by reference to the average trading price of the Company's Common Stock on the New York Stock Exchange on the date of grant. The actual number of shares delivered to the Named Executive Officers was less than the amount shown because shares were withheld for income tax purposes. These shares are restricted from sale for one year from the date of grant.

Also included for Mr. Karatz is the value of a one-time retention grant of 350,000 shares of restricted Common Stock which were granted on July 11, 2001, the effective date of Mr. Karatz' amended and restated employment agreement with the Company. The shares vest on December 31, 2008, if Mr. Karatz continues to be employed by the Company at that time. The value of this award was determined by reference to the average trading price of the Company's Common Stock on the New York Stock Exchange on the date of grant.

(d) Payouts in 2001 to all participants under the Company's long-term incentive program, the Unit Performance Program, were made in shares of Common Stock. Accordingly, in 2001 the Named Executive Officers earned the following payouts under the Unit Performance Program: Mr. Karatz 33,425 shares; Mr. Mezger 20,055 shares; Mr. Nafilyan -0- shares; Mr. Goodwin 14,707 shares; and Mr. Freed 10,028 shares. The actual number of shares delivered to the Named Executive Officers was less than the amount shown because shares were withheld for income tax purposes.

(e) These amounts represent the Company's aggregate contributions to the Company's 401(k) Savings Plan, Supplemental Nonqualified Deferred Compensation Plan and the amount of interest earned on the Executive Deferred Compensation Plan at a rate in excess of 120% of the applicable federal rate. In fiscal 2001, the Named Executive Officers accrued the following respective amounts under such plans: Mr. Karatz $10,200, $43,550 and $39,652; Mr. Mezger $10,200, $12,600 and $-0-; Mr. Nafilyan $-0-, $-0- and $11,014; Mr. Goodwin $10,200, $5,150 and $-0-; and Mr. Freed $3,500, $-0- and $-0-.

Option/SAR Grants in Last Fiscal Year

The following table summarizes information relating to stock option grants, including original grants and reimbursement option grants pursuant to the Company's Executive Stock Ownership Policy, during 2001 to the Named Executive Officers. All options granted are for shares of the Company's Common Stock. No stock appreciation rights have been granted at any time under the Company's employee stock plans.

Name	Number of Securities Underlying Options Granted (#) (a) (b)	Percent of Total Options Granted to Employees in Fiscal Year	Exercise or Base Price ($/SH) (c)	Grant Date	Expiration Date	Potential Realizable Value at Assumed Annual Rate of Stock Price Appreciation for Option Term (d)	
						5%($)	10%($)
Bruce Karatz	2,328	0.1%	$33.570	2/19/01	2/19/16	$ 84,319	$ 248,305
	600,000	28.1	27.900	10/30/01	10/30/16	18,061,258	53,187,134
Jeffrey T. Mezger	41,690	1.9	26.870	2/23/01	2/23/16	1,208,626	3,559,186
	250,000	11.7	27.900	10/30/01	10/30/16	7,525,524	22,161,306
	6,458	0.3	32.490	11/16/01	11/16/16	226,381	666,652
Guy Nafilyan	—0—	—0—	—0—	—0—	—0—	—0—	—0—
John E. Goodwin	50,000	2.3	27.900	10/30/01	10/30/16	1,505,105	4,432,261
Robert Freed	11,994	0.6	33.557	2/19/01	2/19/16	434,250	1,278,787
	25,000	1.2	27.900	10/30/01	10/30/16	752,552	2,216,131

(a) Except as noted below, options reported are original option grants and are exercisable in cumulative 33% installments commencing one year from the date of grant, with full vesting occurring on the third anniversary of the date of grant. The options granted on October 30, 2001 represent annual discretionary awards to the Named Executive Officers for fiscal 2002.

(b) The options granted to the Named Executive Officers on dates other than October 30, 2001 were reimbursement grants in connection with the Company's Executive Stock Ownership Policy. The Executive Stock Ownership Policy, adopted in 1998, requires the Named Executive Officers and certain other Company executives to attain specified levels of stock ownership within three years of becoming subject to the policy. Executives may receive reimbursement options to the extent original grant options are exercised to acquire shares in accordance with the Executive Stock Ownership Policy, and some of the shares acquired are sold to pay for the exercise price and tax liability. Executives receive that number of reimbursement options equal to the number of shares sold to cover the exercise price and the tax liability; the reimbursement options are fully vested on the date of grant and have an exercise price equal to the market value on the date of grant. Reimbursement option grants under the Executive Stock Ownership Policy are made only in connection with the exercise of an original option grant, and are not available with respect to the exercise of a reimbursement option. Further, the reimbursement option feature is available only for options exercised to increase share ownership in compliance with the Executive Stock Ownership Policy; grants of such options will cease to be made once a participating executive achieves his or her target stock ownership level.

(c) All options were granted at market value on the date of grant. The term "market value" as used with respect to this table was computed as the average of the high and low stock prices for the Company's Common Stock on the New York Stock Exchange on the date of grant. The exercise price and tax withholding obligations related to exercise may be paid by delivery of already owned shares or by withholding a number of the underlying shares, subject to certain conditions.

(d) Gains are net of the option exercise price, but before taxes associated with exercise. These amounts represent certain assumed rates of appreciation over the 15-year term of the options. Actual gains, if any, on stock option exercises are dependent on the future performance of the Company's Common Stock, overall stock market conditions, as well as the optionholders' continued employment through the vesting period. The amounts reflected in this table may not necessarily be achieved, or may be exceeded.

Aggregated Option/SAR Exercises in Last Fiscal Year and Fiscal Year End Option/SAR Value

			Number of Unexercised Options Held at Fiscal Year End(#)		Value of Unexercised In-the-Money Options at Fiscal Year End($)(c)	
Name	Shares Acquired on Exercise(a)	Value Realized($)(b)	Exercisable	Unexercisable	Exercisable	Unexercisable
Bruce Karatz	812,847	$23,369,260	848,688	1,152,123	$10,612,785	$9,396,681
Jeffrey T. Mezger	54,000	341,222	166,009	368,332	1,809,847	2,656,872
Guy Nafilyan	20,000	361,480	76,667	3,333	1,095,187	37,263
John E. Goodwin	—0—	—0—	66,617	90,832	808,455	713,319
Robert Freed	20,757	208,914	51,740	64,165	516,817	543,863

(a) Of the options exercised by Mr. Karatz in fiscal 2001, 809,272 were exercised in connection with the settlement of his divorce in December 2000. At that time, Mr. Karatz also transferred ownership of 426,761 vested options to his ex-wife in connection with the settlement.

The balance of the options exercised by Mr. Karatz, as well as the transactions reported for Messrs. Mezger and Freed, were exercises in accordance with the Company's Executive Stock Ownership Policy. See footnote (b) to the table entitled "Option/SAR Grants in Last Fiscal Year" at page 30.

(b) Represents the difference between the market value of the Company's Common Stock at exercise minus the exercise price of the options.

(c) Represents the difference between the $33.62 closing price of the Company's Common Stock on November 30, 2001 on the New York Stock Exchange and the exercise price of the options.

Long-Term Incentive Plans — Awards in Last Fiscal Year

The following table provides information on long-term incentive awards granted in 2001 to the Named Executive Officers under the Unit Performance Program. Please also see the "Management Development and Compensation Committee Report on Executive Compensation" at pages 19 – 20.

Name	Number of Performance Units(#)(a)	Performance Period	Estimated Future Payout in Shares of Common Stock		
			Threshold(#)(b)	Target(#)	Maximum(#)
Bruce Karatz	700	12/1/00 – 11/30/03	11,840	23,681	35,521
Jeffrey T. Mezger	500	12/1/00 - 11/30/03	8,457	16,915	25,372
Guy Nafilyan	—0—	12/1/00 – 11/30/03	—0—	—0—	—0—
John E. Goodwin	250	12/1/00 – 11/30/03	4,229	8,457	12,686
Robert Freed	250	12/1/00 – 11/30/03	4,229	8,457	12,686

(a) At the beginning of fiscal 2001, the Company awarded Performance Units under the UPP for the fiscal 2001 – 2003 performance period. Each Performance Unit represents the opportunity to receive an award payable in shares of Common Stock. The target award for each Performance Unit is 33.83 shares of Common Stock. The actual number of shares awarded at the end of the performance period will depend upon the Company's cumulative EPS (weighted at 75%) and average PROI (weighted at 25%) during the performance period. The target number of shares will be awarded if a specified, targeted cumulative EPS and average PROI are achieved for the period. The threshold number of shares (16.92 shares per Performance Unit), equal to 50% of the target number, will be awarded if a specified minimum cumulative EPS and average PROI are achieved for the period. Achievement of either the specified minimum cumulative EPS or average PROI, but not both, would result in a smaller payout than the threshold number of shares. The maximum number of shares (50.75 shares per Performance Unit), equal to 150% of the target number, will be awarded if the specified maximum cumulative EPS and average PROI for the period are achieved or exceeded. The dollar value of any payout in shares will depend on the number of shares awarded at the end of the performance period and the market value of the Common Stock at that time.

(b) No award will be made upon the vesting of a Performance Unit if neither the specified minimum cumulative EPS nor the specified minimum average PROI is achieved for the 2001 – 2003 performance period.

Certain Relationships and Related Party Transactions

American CityVista

In August 2000, the Company and Mr. Henry Cisneros formed American CityVista, a joint venture limited liability company to build single-family homes and townhouse communities in the central zones of major metropolitan areas where new residential development has not occurred in recent years. On February 10, 2001, American CityVista commenced sales in its first community, Lago Vista in San Antonio, Texas. American CityVista is jointly capitalized by the Company and Mr. Cisneros, with Mr. Cisneros having a 65% majority ownership interest in the venture, and the Company owning the remaining 35%. Mr. Cisneros is Chairman of the Board and Chief Executive Officer of American CityVista. Mr. Karatz is a director of American CityVista, which also has a third, jointly-selected outside director. As of February 27, 2002, the Company had contributed $2,100,000 to the joint venture. In addition, in 2001 the Company made payments totaling $140,000 to the venture to reimburse American CityVista for its promotional efforts on behalf of the Company.

Since August 2000, Mr. Cisneros has served on the Board of Directors of the Company. Mr. Cisneros is neither an employee of the Company nor does he receive any compensation or other benefits from the Company other than those received by all non-employee directors of the Company.

Temple-Inland Inc.

In the ordinary course of its business, the Company's Texas homebuilding operations directly and indirectly purchase certain building materials, including drywall, siding, and lumber, from subsidiaries of Temple-Inland Inc. In 2001, the Company received $328,685 in trade allowances on building materials that it purchased from Temple-Inland. In addition, Guaranty Bank, another subsidiary of Temple-Inland, is a participating lender under the Company's primary unsecured credit facility. The Company also maintains some of its day-to-day checking accounts with Guaranty Bank. The Company's purchase of building materials from, and its financing arrangements with, Temple-Inland and its subsidiary savings bank were negotiated on arms-length bases, and the terms of such transactions are consistent with the terms under which the Company purchases materials from other suppliers and secures financing from other banks.

Mr. Kenneth M. Jastrow, II, is Chairman and Chief Executive Officer of Temple-Inland, and was elected to the Board of Directors of the Company in December 2001. Mr. James A. Johnson is a director of the Company and is also a director of Temple-Inland.

KB Home Mortgage Company

Through its mortgage banking subsidiary, KB Home Mortgage Company, the Company offers home mortgage loans to its employees and directors. These mortgage loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other customers and do not involve more than the normal risk of collectability. Such loans are typically promptly sold to third-party mortgage purchasers.

Audit and Compliance Committee Report

The Company's Audit and Compliance Committee acts under a written Audit Committee Charter. Each of the members of the Audit Committee is independent as defined by the Audit Committee Charter and the listing standards of the NYSE.

The Audit Committee reviews the Company's financial reporting process and its internal controls processes on behalf of the Board of Directors. Management has the primary responsibility for the financial statements, the reporting process and assurance for the adequacy of controls. The Company's independent auditors are responsible for expressing an opinion on the conformity of the Company's audited financial statements to generally accepted accounting principles used in the United States.

In this context, the Audit Committee has reviewed and discussed with management and the independent auditors the Company's audited financial statements. The Audit Committee has discussed with the independent auditors the matters required to be discussed by Statement on Auditing Standards No. 61 (Communication with Audit Committees). In addition, the Audit Committee has received from the independent auditors the written disclosures required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees) and discussed with them their independence from the Company and its management. Further, the Audit Committee has considered whether the independent auditors provision of non-audit services to the Company is compatible with the auditors' independence.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors, and the Board has approved, that the audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended November 30, 2001, for filing with the Securities and Exchange Commission.

This report is respectfully submitted by the members of the Audit and Compliance Committee:

Dr. Barry Munitz, *Chairman*
Ron Burkle
Jane Evans
Sanford C. Sigoloff

Proposal Two:
Amendment to The Performance-Based Incentive Plan for Senior Management

Stockholder approval of an amendment to the KB Home Performance-Based Incentive Plan for Senior Management (the "Performance-Based Incentive Plan") is being sought this year. The primary purposes of the Performance-Based Incentive Plan are to motivate senior executives of the Company through performance-based incentives designed to achieve long-range performance goals, while also qualifying such compensation for deductibility under Section 162(m) of the Internal Revenue Code.

In recognition of the significant growth and improved performance of the Company since the Performance-Based Incentive Plan was adopted in 1995, your Board of Directors is recommending an amendment to the plan to increase the limits on the amount of any cash award that may be paid thereunder. The proposed increase will more appropriately reflect the current size, scope and profitability of the Company — all of which have grown exponentially since the Performance-Based Incentive Plan was adopted. The proposed increase will ensure that the Company (i) remains competitive in attracting and retaining highly skilled executive talent and (ii) continues to motivate its senior executives to further the aggressive growth of the Company, thereby increasing shareholder value, while at the same time continuing to maintain deductibility under Code Section 162(m).

Description of the Performance-Based Incentive Plan

The following summary of the Performance-Based Incentive Plan is qualified in its entirety by reference to the plan, a copy of which may be obtained by making a written request to the Secretary of the Company and will be available at the Annual Meeting.

The purposes of the Performance-Based Incentive Plan are to promote the interests of the Company and its stockholders by (i) attracting and retaining exceptional senior executive employees, (ii) motivating such employees by means of performance-based incentives to achieve long-range performance goals, (iii) enabling such employees to participate in the long-term growth and financial success of the Company, and (iv) qualifying the compensation paid under the plan as performance-based for purposes of Code Section 162(m).

Awards may be made under the Performance-Based Incentive Plan to officers of the Company or its subsidiaries, as designated by the Management Development and Compensation Committee. Currently, Messrs. Karatz and Mezger are the only officers whom the Management Development and Compensation Committee have selected to participate in the Performance-Based Incentive Plan.

At the commencement of each performance period (i.e., the fiscal year), the Compensation Committee establishes performance goals and corresponding target awards based on one or more objective performance criteria. Such goals, criteria and target awards may vary among participants. The performance criteria may include one or more of the following objective measurements, as determined in accordance with generally accepted accounting principles: pre-tax income, after-tax income, cash flow, return on equity, return on capital, earnings per share, unit volume, net sales or service quality, as measured by preset quality objectives.

Awards are based upon the level of achievement of the pre-established performance goals. Awards may be paid in cash, stock options, SARs, restricted stock or a combination thereof. The awards are paid as soon as practicable after the performance period, except to the extent cash awards may be deferred under any deferred compensation plan that may be adopted by the Company. Under the current provisions of the Performance-Based Incentive Plan, annual cash awards to a participant other than the Chief Executive Officer may not exceed $2 million and annual cash awards to the Chief Executive Officer may not exceed $3 million. No more than an aggregate total of 1,000,000 shares may be issued under the Performance-Based Incentive Plan. No more than 100,000 shares may be issued to any participant in any year; provided, however, that this number may be increased in any year to the extent that stock-based awards in prior years under the Performance-Based Incentive Plan to that participant represented less than 100,000 shares.

The Management Development and Compensation Committee has full power to administer and interpret the Performance-Based Incentive Plan and to establish rules for its administration. The Management Development and Compensation Committee or the Board of Directors may amend, suspend or terminate the Performance-Based Incentive Plan at any time.

Discussion of Internal Revenue Code Section 162(m)

Under the provisions of Code Section 162(m), the allowable deduction for compensation paid or accrued with respect to the Named Executive Officers is limited to $1 million per year. However, certain types of compensation are exempted from this limitation, including performance-based compensation. "Performance-based compensation" is compensation paid (i) upon the attainment of an objective performance goal or goals, (ii) upon approval by the Compensation Committee, which committee must be comprised entirely of outside directors, and (iii) pursuant to a plan as to which stockholders have approved certain material terms, specifically the eligibility, per-person limits, and the business criteria upon which the performance goals are based. The Company intends that awards under the Performance-Based Incentive Plan continue to qualify as "performance-based compensation" so that these awards will not be subject to the deductibility limitation.

Reason for the Proposed Amendment

Stockholders initially approved the Performance-Based Incentive Plan at the Company's 1995 Annual Stockholders Meeting; and re-approved the plan without amendment at the 2001 Annual Stockholders Meeting, thereby preserving full tax deductibility of awards under the Performance-Based Incentive Plan for an additional five years, as required under Treasury Regulations promulgated under Code Section 162(m).

Since 1995 when the Performance-Based Incentive Plan was adopted, the Company has experienced remarkable growth on all measures and has demonstrated steady profitability, while at the same time significantly improving its operating efficiency:

	1995	2001	Growth 1995-2001
Unit Deliveries . . .	7,857	24,868	3.2x
Revenues	$1.4 billion	$4.6 billion	3.3x
Net Income	$29 million	$214 million	7.4x
Diluted EPS	$.58	$5.50	9.5x
Unit Backlog	1,412	11,225	7.9x

Perhaps most importantly, the Company's stock price has outperformed the S&P 500, the S&P

Homebuilding Index and the Dow Jones Home Construction Index. See the "Common Stock Price Performance" graph at pages 22 – 23. The graph illustrates that $100 invested in the Company's Common Stock in November 1996 increased to $279 by November 2001. This solid growth and profitable performance is, in the view of your Board of Directors, largely attributable to the strong, innovative leadership provided by the Company's senior executives.

In 2001, Mr. Karatz' employment agreement with the Company which was entered into in 1995 (the "1995 Agreement") was amended and restated. The amended and restated employment agreement was negotiated by the Management Development and Compensation Committee and was approved by the full Board of Directors. Subject to stockholder approval of an amendment of a plan that permits an aggregate amount of $5 million in cash compensation to qualify for tax deductibility under Code Section 162(m), the amended and restated employment agreement provides for a new incentive compensation formula that is directly tied to higher return on equity measures than were contained in his 1995 Agreement. This new formula subjects Mr. Karatz' annual incentive bonus payout to greater "downside risk" than the 1995 Agreement if the Company does not achieve the higher return on equity measures specified in such formula. The new formula also provides an increased payout opportunity if the performance of the Company exceeds those measures, thereby creating greater motivation to continually improve the performance of the Company. In this manner, Mr. Karatz' amended and restated employment agreement is even more closely linked with the interests of the Company's stockholders than was his 1995 Agreement. See "Employment Agreements and Change in Control Arrangements" at pages 24 – 26.

Accordingly, to allow for the new higher return on equity based cash incentive bonus formula in Mr. Karatz' amended and restated employment agreement and in view of the Company's tremendous growth since the plan was initially approved in 1995, your Board of Directors, is requesting stockholders to approve an amendment to the Performance-Based Incentive Plan to increase from $3 million to $5 million the maximum amount of cash incentive compensation that may be paid pursuant to the plan in a given year to the Chief Executive Officer.

In the event stockholders disapprove this Proposal, (i) the incentive compensation formula in Mr. Karatz' amended employment agreement will not go into effect and his future incentive compensation will be paid pursuant to the formula established under his 1995 Agreement and (ii) any incentive compensation that exceeds the maximum cash amount currently allowable under the Performance-Based Incentive Plan will be paid in shares of restricted Common Stock.

Mr. Mezger does not have a formal employment agreement with the Company. However, he receives an annual cash incentive bonus based on the achievement of pre-established performance measures that are set by the Management Development and Compensation Committee and paid under the plan. See the "Management Development and Compensation Committee Report on Executive Compensation" at pages 18 – 19. So that the Company may continue to provide Mr. Mezger with performance-based compensation opportunities that provide appropriate motivation relative to the size, growth and profitability of the Company, your Board of Directors is requesting stockholders approve an amendment to the Performance-Based Incentive Plan to increase the maximum amount of cash incentive compensation payable under the plan in a given year to any individual other than the

Chief Executive Officer from $2 million to $3 million.

The actual amount of payments for the 2002 fiscal year under the amended cash incentive compensation limits proposed for the Performance-Based Incentive Plan are not currently determinable because such amounts are dependent on future attainment of the performance goals with respect to such payments. Set forth below, however, is the actual performance-based incentive compensation that was earned by Messrs. Karatz and Mezger for fiscal 2001, as well as the incentive compensation that would have been earned by Messrs. Karatz and Mezger in the 2001 fiscal year if the amendments to the Performance-Based Incentive Plan and the incentive compensation formula under Mr. Karatz' amended and restated employment agreement had been in effect in the 2001 fiscal year.

	2001 Incentive Compensation: Actual	
Participant	Cash	Total
Bruce Karatz	$3,000,000	$6,621,838
Jeffrey T. Mezger	$1,897,062	$1,897,062

	2001 Incentive Compensation: Proforma	
Participant	Cash	Total
Bruce Karatz	$5,000,000	$7,650,000
Jeffrey T. Mezger	$1,897,062	$1,897,062

Stockholder Approval

The affirmative vote of the holders of a majority of the shares of Common Stock present in person or represented by proxy and entitled to vote at the Annual Meeting will be required to approve the proposed amendment to the Performance-Based Incentive Plan.

Board Recommendation

In view of the continuous strength of the Company's performance since the Performance-Based Incentive Plan was adopted in 1995, and the need to ensure that the Company is able to continue to motivate its senior executives to further the aggressive growth of the Company, thereby increasing shareholder value while at the same time continuing to maintain tax deductibility under Section 162(m), **your Board of Directors recommends a vote "for" this proposal.**

Other Matters

Section 16(a) Beneficial Ownership Reporting Compliance

Based upon its review of Forms 3, 4 and 5 and any amendments thereto furnished to the Company in compliance with Section 16 of the Securities Exchange Act of 1934, as amended, all such Forms were filed on a timely basis by the Company's reporting persons during 2001.

Financial Statements

The Company's audited consolidated financial statements and notes thereto, including selected financial information and management's discussion and analysis of financial condition and results of operations for the fiscal year ended November 30, 2001 are included at pages 32 through 64 of the Company's 2001 Annual Report to Stockholders, which is being mailed to stockholders concurrently with this Proxy Statement. Additional copies of the Annual Report are available without charge upon request. The financial statements, the report of independent auditors thereon, selected financial information, and management's discussion and analysis of financial condition and results of operations in the Annual Report are incorporated by reference herein.

Independent Accountants

The firm of Ernst & Young LLP served as the Company's independent auditors for 2001. This firm has advised the Company that it has no direct or indirect financial interest in the Company. For the 2001 fiscal year, the Company paid Ernst & Young LLP the following fees:

Audit Fees	Audit Related	Financial Information Systems Design and Implementation Fees	All Other Fees
$491,198	$247,629	$—0—	$133,483

Audit related services generally include fees for statutory and pension audits, foreign and domestic registration statements, operational internal audit procedures and accounting consultations. Representatives of Ernst & Young LLP are expected to be present at the Annual Meeting, with the opportunity to make a statement should they desire to do so, and will be available to respond to appropriate questions from stockholders.

Other Business

The Board of Directors knows of no business other than that described herein that will be presented for consideration at the Annual Meeting. If, however, other business shall properly come before the Annual Meeting, the persons named in the enclosed form of proxy intend to vote the shares represented by properly delivered proxies on such matters in accordance with their judgment in the best interest of the Company.

Stockholder Proposals for 2003 Annual Meeting

Any proposal of a stockholder intended to be presented at the Company's 2003 Annual Meeting of Stockholders must be received by the Company for inclusion in the Proxy Statement and form of proxy for that meeting no later than October 24, 2002. Further, management proxies for the Company's 2003 Annual Meeting of Stockholders will use their discretionary voting authority with respect to any proposal presented at the meeting by a stockholder who does not provide the Company with written notice of such proposal prior to January 10, 2003.

Cost and Method of Proxy Solicitation

The entire cost of preparing, assembling, printing and mailing the Notice of Meeting, this Proxy Statement, and the proxy itself, and the cost of soliciting proxies relating to the meeting will be borne by the Company. In addition to use of the mails, proxies may be solicited by officers, directors, and other regular employees of the Company by telephone, facsimile, or personal solicitation, and no additional compensation will be paid to such individuals. The Company will, if requested, reimburse banks, brokerage houses, and other custodians, nominees and certain fiduciaries for their reasonable expenses incurred in mailing proxy material to their principals. The Company will use the services of Georgeson Shareholder Communications Inc., a professional soliciting organization, to assist in proxy solicitation and in distributing proxy materials to institutions, brokerage houses, custodians, nominees and other fiduciaries. The Company estimates the costs for such services will not exceed $15,000.

By Order of the Board of Directors,

Kimberly N. King
Secretary

March 5, 2002
Los Angeles, California

10990 WILSHIRE BOULEVARD, LOS ANGELES, CA 90024
www.kbhome.com

PROXY

KB HOME

Annual Meeting of Stockholders April 11, 2002

CONFIDENTIAL INSTRUCTIONS TO WACHOVIA BANK, N.A.
TRUSTEE FOR THE KB HOME GRANTOR STOCK TRUST

With respect to the voting at the Annual Meeting of Stockholders of KB Home (the "Company") to be held on April 11, 2002, or any adjournment or postponement thereof, the undersigned participant in the Company's employee stock option plans hereby directs Wachovia Bank, N.A., as Trustee of the Company's Grantor Stock Trust, to vote all of the shares for which the undersigned is entitled to direct the vote under the Grantor Stock Trust in accordance with the following instructions:

The votes that the undersigned is entitled to direct under the Company's Grantor Stock Trust will be voted as directed on the reverse side hereof. If this card is signed and returned, but no choices are indicated, the votes that the undersigned is entitled to direct will be voted FOR Proposals 1 and 2, and upon such other business as may come before the Annual Meeting in accordance with the recommendation of the Board of Directors.

PLEASE MARK, DATE AND SIGN THESE INSTRUCTIONS AND RETURN THEM PROMPTLY, EVEN IF YOU PLAN TO ATTEND THE ANNUAL MEETING.

(Continued and to be signed on the other side.)

▲ FOLD AND DETACH HERE ▲

INSTRUCTION CARD **KB HOME**

ANNUAL MEETING OF STOCKHOLDERS APRIL 11, 2002

Dear Fellow Employee:

Just a reminder, your vote and your investment in KB Home are very important. Please complete and return your Confidential Instruction Card for tabulation by no later than April 5, 2002 to ensure that your vote is counted.

Bruce Karatz
Chairman and
Chief Executive Officer

indicated in this example. X

Your Directors recommend a vote "**FOR**":

ELECTION OF DIRECTORS in Class I

	FOR (Except as marked to the contrary)	WITHHOLD AUTHORITY to vote for nominees listed
Nominees: 01 Jane Evans 02 James A. Johnson 03 Dr. Barry Munitz 04 Sanford C. Sigoloff	☐	☐

withhold authority to vote for any individual nominee, strike a line through the nominee's name.

	FOR	AGAINST	ABSTAIN
2. Approval of amendment to PERFORMANCE-BASED INCENTIVE PLAN FOR SENIOR MANAGEMENT	☐	☐	☐

IF YOU WISH TO VOTE BY TELEPHONE, PLEASE READ THE INSTRUCTIONS BELOW ***

By checking the box to the right, I consent to future access of KB Home's Annual Reports, Proxy Statements, prospectuses and other communications electronically via the Internet. I understand that the Company may no longer distribute printed materials to me for any future stockholder meeting until such consent is revoked. I understand that I may revoke this consent at any time by contacting the Company's transfer agent, Mellon Investor Services, Ridgefield, Park, NJ and that costs normally associated with electronic access, such as usage and telephone charges, will be my responsibility. ☐

nature(s) ______________________________ Date __________, 2002

e: Please sign EXACTLY as your name appears hereon. When signing as attorney, executor, administrator, trustee or guardian, please give full title. If more than one trustee, all should i. Joint owners should sign.

▲ FOLD AND DETACH HERE ▲

☎ VOTE BY TELEPHONE ☎

QUICK ★★★ EASY ★★★ IMMEDIATE

Your telephone vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card.

Call our toll free number 1.800.435.6710 on a touch tone telephone at any time of the day or night. There is NO CHARGE to you for this call.

You will be asked to enter the 11-digit Control Number located in the box in the lower right hand corner of this form.

OPTION 1: To vote as the Board of Directors recommends on *BOTH* proposals, press 1.

When asked, please confirm by pressing 1.

OPTION 2: If you choose to vote on each Proposal separately, press 0. You will hear these instructions:

- Proposal 1: to vote **FOR ALL** nominees, press **1**;
  to **WITHHOLD AUTHORITY** for all nominees, press **9**;
  to **WITHHOLD AUTHORITY** for an individual nominee, press **0** and listen to the instructions.
- Proposal 2: to vote **FOR**, press **1**; to vote **AGAINST**, press **9**; to **ABSTAIN**, press **0**.

When asked, please confirm your vote by pressing 1.

PLEASE DO NOT RETURN THE ABOVE PROXY CARD IF YOU HAVE VOTED BY TELEPHONE

PROXY

KB HOME

Annual Meeting of Stockholders April 11, 2002

CONFIDENTIAL INSTRUCTIONS TO WACHOVIA BANK, N.A.
TRUSTEE FOR THE KB HOME GRANTOR STOCK TRUST

With respect to the voting at the Annual Meeting of Stockholders of KB Home (the "Company") to be held on April 11, 2002, or any adjournment or postponement thereof, the undersigned participant in the Company's employee stock option plans hereby directs Wachovia Bank, N.A., as Trustee of the Company's Grantor Stock Trust, to vote all of the shares for which the undersigned is entitled to direct the vote under the Grantor Stock Trust in accordance with the following instructions:

The votes that the undersigned is entitled to direct under the Company's Grantor Stock Trust will be voted as directed on the reverse side hereof. If this card is signed and returned, but no choices are indicated, the votes that the undersigned is entitled to direct will be voted FOR Proposals 1 and 2, and upon such other business as may come before the Annual Meeting in accordance with the recommendation of the Board of Directors.

PLEASE MARK, DATE AND SIGN THESE INSTRUCTIONS AND RETURN THEM PROMPTLY, EVEN IF YOU PLAN TO ATTEND THE ANNUAL MEETING.

(Continued and to be signed on the other side.)

▲ FOLD AND DETACH HERE ▲

INSTRUCTION CARD **KB HOME**

ANNUAL MEETING OF STOCKHOLDERS APRIL 11, 2002

Dear Fellow Employee:

Just a reminder, your vote and your investment in KB Home are very important. Please complete and return your Confidential Instruction Card for tabulation by no later than April 5, 2002 to ensure that your vote is counted.

Bruce Karatz
Chairman and
Chief Executive Officer

indicated in this example. X

Your Directors recommend a vote **"FOR"**:

ELECTION OF DIRECTORS in Class I

	FOR (Except as marked to the contrary)	WITHHOLD AUTHORITY to vote for nominees listed
Nominees: 01 Jane Evans 02 James A. Johnson 03 Dr. Barry Munitz 04 Sanford C. Sigoloff	☐	☐

ı withhold authority to vote for any individual nominee, strike a line through the nominee's name.

	FOR	AGAINST	ABSTAIN
2. Approval of amendment to PERFORMANCE-BASED INCENTIVE PLAN FOR SENIOR MANAGEMENT	☐	☐	☐

* IF YOU WISH TO VOTE BY TELEPHONE, PLEASE READ THE INSTRUCTIONS BELOW ***

By checking the box to the right, I consent to future access of KB Home's Annual Reports, Proxy Statements, prospectuses and other communications electronically via the Internet. I understand that the Company may no longer distribute printed materials to me for any future stockholder meeting until such consent is revoked. I understand that I may revoke this consent at any time by contacting the Company's transfer agent, Mellon Investor Services, Ridgefield, Park, NJ and that costs normally associated with electronic access, such as usage and telephone charges, will be my responsibility. ☐

nature(s) ______________________________ Date __________, 2002

e: Please sign EXACTLY as your name appears hereon. When signing as attorney, executor, administrator, trustee or guardian, please give full title. If more than one trustee, all should ı. Joint owners should sign.

▲ FOLD AND DETACH HERE ▲

☎ VOTE BY TELEPHONE ☎

QUICK ★★★ EASY ★★★ IMMEDIATE

Your telephone vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card.

Call our toll free number 1.800.435.6710 on a touch tone telephone at any time of the day or night. There is NO CHARGE to you for this call.

You will be asked to enter the 11-digit Control Number located in the box in the lower right hand corner of this form.

OPTION 1: To vote as the Board of Directors recommends on *BOTH* proposals, press 1.

When asked, please confirm by pressing 1.

OPTION 2: If you choose to vote on each Proposal separately, press 0. You will hear these instructions:

- Proposal 1: to vote **FOR ALL** nominees, press **1**;
  to **WITHHOLD AUTHORITY** for all nominees, press **9**;
  to **WITHHOLD AUTHORITY** for an individual nominee, press **0** and listen to the instructions.
- Proposal 2: to vote **FOR**, press **1**; to vote **AGAINST**, press **9**; to **ABSTAIN**, press **0**.

When asked, please confirm your vote by pressing 1.

PLEASE DO NOT RETURN THE ABOVE PROXY CARD IF YOU HAVE VOTED BY TELEPHONE

PROXY

KB HOME

Annual Meeting of Stockholders April 11, 2002

**CONFIDENTIAL INSTRUCTIONS TO WACHOVIA BANK, N.A.
TRUSTEE FOR THE KB HOME GRANTOR STOCK TRUST**

With respect to the voting at the Annual Meeting of Stockholders of KB Home (the "Company") to be held on April 11, 2002, or any adjournment or postponement thereof, the undersigned participant in the Company's employee stock option plans hereby directs Wachovia Bank, N.A., as Trustee of the Company's Grantor Stock Trust, to vote all of the shares for which the *undersigned is entitled to direct the vote under the Grantor Stock Trust in accordance with the following instructions:*

The votes that the undersigned is entitled to direct under the Company's Grantor Stock Trust will be voted as directed on the reverse side hereof. If this card is signed and returned, but no choices are indicated, the votes that the undersigned is entitled to direct will be voted FOR Proposals 1 and 2, and upon such other business as may come before the Annual Meeting in accordance with the recommendation of the Board of Directors.

PLEASE MARK, DATE AND SIGN THESE INSTRUCTIONS AND RETURN THEM PROMPTLY, EVEN IF YOU PLAN TO ATTEND THE ANNUAL MEETING.

(Continued and to be signed on the other side.)

▲ FOLD AND DETACH HERE ▲

INSTRUCTION CARD **KB HOME**

ANNUAL MEETING OF STOCKHOLDERS APRIL 11, 2002

Dear Fellow Employee:

Just a reminder, your vote and your investment in KB Home are very important. Please complete and return your Confidential Instruction Card for tabulation by no later than April 5, 2002 to ensure that your vote is counted.

Bruce Karatz
Chairman and
Chief Executive Officer

your votes as indicated in this example. X

Your Directors recommend a vote **"FOR"**:

ELECTION OF DIRECTORS in Class I

	FOR (Except as marked to the contrary)	WITHHOLD AUTHORITY to vote for nominees listed
Nominees: 01 Jane Evans 02 James A. Johnson 03 Dr. Barry Munitz 04 Sanford C. Sigoloff	☐	☐

withhold authority to vote for any individual nominee, strike a line through the nominee's name.

	FOR	AGAINST	ABSTAIN
2. Approval of amendment to PERFORMANCE-BASED INCENTIVE PLAN FOR SENIOR MANAGEMENT	☐	☐	☐

IF YOU WISH TO VOTE BY TELEPHONE, PLEASE READ THE INSTRUCTIONS BELOW ***

By checking the box to the right, I consent to future access of KB Home's Annual Reports, Proxy Statements, prospectuses and other communications electronically via the Internet. I understand that the Company may no longer distribute printed materials to me for any future stockholder meeting until such consent is revoked. I understand that I may revoke this consent at any time by contacting the Company's transfer agent, Mellon Investor Services, Ridgefield, Park, NJ and that costs normally associated with electronic access, such as usage and telephone charges, will be my responsibility. ☐

nature(s) ______________________________ Date __________, 2002

e: Please sign EXACTLY as your name appears hereon. When signing as attorney, executor, administrator, trustee or guardian, please give full title. If more than one trustee, all should i. Joint owners should sign.

▲ FOLD AND DETACH HERE ▲

☎ VOTE BY TELEPHONE ☎

QUICK ★★★ EASY ★★★ IMMEDIATE

Your telephone vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card.

Call our toll free number 1.800.435.6710 on a touch tone telephone at any time of the day or night. There is NO CHARGE to you for this call.

You will be asked to enter the 11-digit Control Number located in the box in the lower right hand corner of this form.

OPTION 1: To vote as the Board of Directors recommends on *BOTH* proposals, press 1.

When asked, please confirm by pressing 1.

OPTION 2: If you choose to vote on each Proposal separately, press 0. You will hear these instructions:

- Proposal 1: to vote **FOR ALL** nominees, press **1**;
  to **WITHHOLD AUTHORITY** for all nominees, press **9**;
  to **WITHHOLD AUTHORITY** for an individual nominee, press **0** and listen to the instructions.
- Proposal 2: to vote **FOR**, press **1**; to vote **AGAINST**, press **9**; to **ABSTAIN**, press **0**.

When asked, please confirm your vote by pressing 1.

PLEASE DO NOT RETURN THE ABOVE PROXY CARD IF YOU HAVE VOTED BY TELEPHONE

PROXY

KB HOME

Annual Meeting of Stockholders April 11, 2002

CONFIDENTIAL INSTRUCTIONS TO WACHOVIA BANK, N.A.
TRUSTEE FOR THE KB HOME GRANTOR STOCK TRUST

With respect to the voting at the Annual Meeting of Stockholders of KB Home (the "Company") to be held on April 11, 2002, or any adjournment or postponement thereof, the undersigned participant in the Company's employee stock option plans hereby directs Wachovia Bank, N.A., as Trustee of the Company's Grantor Stock Trust, to vote all of the shares for which the undersigned is entitled to direct the vote under the Grantor Stock Trust in accordance with the following instructions:

The votes that the undersigned is entitled to direct under the Company's Grantor Stock Trust will be voted as directed on the reverse side hereof. If this card is signed and returned, but no choices are indicated, the votes that the undersigned is entitled to direct will be voted FOR Proposals 1 and 2, and upon such other business as may come before the Annual Meeting in accordance with the recommendation of the Board of Directors.

PLEASE MARK, DATE AND SIGN THESE INSTRUCTIONS AND RETURN THEM PROMPTLY, EVEN IF YOU PLAN TO ATTEND THE ANNUAL MEETING.

(Continued and to be signed on the other side.)

▲ FOLD AND DETACH HERE ▲

INSTRUCTION CARD **KB HOME**

ANNUAL MEETING OF STOCKHOLDERS APRIL 11, 2002

Dear Fellow Employee:

Just a reminder, your vote and your investment in KB Home are very important. Please complete and return your Confidential Instruction Card for tabulation by no later than April 5, 2002 to ensure that your vote is counted.

Bruce Karatz
Chairman and
Chief Executive Officer

your votes as indicated in this example. X

Your Directors recommend a vote "**FOR**":

ELECTION OF DIRECTORS in Class I

	FOR (Except as marked to the contrary)	WITHHOLD AUTHORITY to vote for nominees listed
Nominees: 01 Jane Evans 02 James A. Johnson 03 Dr. Barry Munitz 04 Sanford C. Sigoloff	☐	☐

ı withhold authority to vote for any individual nominee, strike a line through the nominee's name.

	FOR	AGAINST	ABSTAIN
2. Approval of amendment to PERFORMANCE-BASED INCENTIVE PLAN FOR SENIOR MANAGEMENT	☐	☐	☐

* IF YOU WISH TO VOTE BY TELEPHONE, PLEASE READ THE INSTRUCTIONS BELOW ***

By checking the box to the right, I consent to future access of KB Home's Annual Reports, Proxy Statements, prospectuses and other communications electronically via the Internet. I understand that the Company may no longer distribute printed materials to me for any future stockholder meeting until such consent is revoked. I understand that I may revoke this consent at any time by contacting the Company's transfer agent, Mellon Investor Services, Ridgefield, Park, NJ and that costs normally associated with electronic access, such as usage and telephone charges, will be my responsibility. ☐

nature(s) ______________________________ Date __________, 2002

e: Please sign EXACTLY as your name appears hereon. When signing as attorney, executor, administrator, trustee or guardian, please give full title. If more than one trustee, all should ı. Joint owners should sign.

▲ FOLD AND DETACH HERE ▲

☎ VOTE BY TELEPHONE ☎

QUICK ★★★ EASY ★★★ IMMEDIATE

Your telephone vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card.

Call our toll free number 1.800.435.6710 on a touch tone telephone at any time of the day or night. There is NO CHARGE to you for this call.

You will be asked to enter the 11-digit Control Number located in the box in the lower right hand corner of this form.

OPTION 1: To vote as the Board of Directors recommends on *BOTH* proposals, press 1.

When asked, please confirm by pressing 1.

OPTION 2: If you choose to vote on each Proposal separately, press 0. You will hear these instructions:

- Proposal 1: to vote **FOR ALL** nominees, press **1**;
  to **WITHHOLD AUTHORITY** for all nominees, press **9**;
  to **WITHHOLD AUTHORITY** for an individual nominee, press **0** and listen to the instructions.
- Proposal 2: to vote **FOR**, press **1**; to vote **AGAINST**, press **9**; to **ABSTAIN**, press **0**.

When asked, please confirm your vote by pressing 1.

PLEASE DO NOT RETURN THE ABOVE PROXY CARD IF YOU HAVE VOTED BY TELEPHONE

PROXY

Annual Meeting of Stockholders April 11, 2002

**CONFIDENTIAL INSTRUCTIONS TO WACHOVIA BANK, N.A.
TRUSTEE FOR THE KB HOME GRANTOR STOCK TRUST**

With respect to the voting at the Annual Meeting of Stockholders of KB Home (the "Company") to be held on April 11, 2002, or any adjournment or postponement thereof, the undersigned participant in the Company's employee stock option plans hereby directs Wachovia Bank, N.A., as Trustee of the Company's Grantor Stock Trust, to vote all of the shares for which the undersigned is entitled to direct the vote under the Grantor Stock Trust in accordance with the following instructions:

The votes that the undersigned is entitled to direct under the Company's Grantor Stock Trust will be voted as directed on the reverse side hereof. If this card is signed and returned, but no choices are indicated, the votes that the undersigned is entitled to direct will be voted FOR Proposals 1 and 2, and upon such other business as may come before the Annual Meeting in accordance with the recommendation of the Board of Directors.

PLEASE MARK, DATE AND SIGN THESE INSTRUCTIONS AND RETURN THEM PROMPTLY, EVEN IF YOU PLAN TO ATTEND THE ANNUAL MEETING.

(Continued and to be signed on the other side.)

▲ FOLD AND DETACH HERE ▲

INSTRUCTION CARD **KB HOME**

ANNUAL MEETING OF STOCKHOLDERS APRIL 11, 2002

Dear Fellow Employee:

Just a reminder, your vote and your investment in KB Home are very important. Please complete and return your Confidential Instruction Card for tabulation by no later than April 5, 2002 to ensure that your vote is counted.

Bruce Karatz
Chairman and
Chief Executive Officer

your votes as indicated in this example. X

Your Directors recommend a vote **"FOR"**:

ELECTION OF DIRECTORS in Class I.

	FOR (Except as marked to the contrary)	WITHHOLD AUTHORITY to vote for nominees listed
Nominees: 01 Jane Evans 02 James A. Johnson 03 Dr. Barry Munitz 04 Sanford C. Sigoloff	☐	☐

withhold authority to vote for any individual nominee, strike a line through the nominee's name.

	FOR	AGAINST	ABSTAIN
2. Approval of amendment to PERFORMANCE-BASED INCENTIVE PLAN FOR SENIOR MANAGEMENT	☐	☐	☐

*** IF YOU WISH TO VOTE BY TELEPHONE, PLEASE READ THE INSTRUCTIONS BELOW *****

By checking the box to the right, I consent to future access of KB Home's Annual Reports, Proxy Statements, prospectuses and other communications electronically via the Internet. I understand that the Company may no longer distribute printed materials to me for any future stockholder meeting until such consent is revoked. I understand that I may revoke this consent at any time by contacting the Company's transfer agent, Mellon Investor Services, Ridgefield, Park, NJ and that costs normally associated with electronic access, such as usage and telephone charges, will be my responsibility. ☐

nature(s) ______________________________ Date __________, 2002

e: Please sign EXACTLY as your name appears hereon. When signing as attorney, executor, administrator, trustee or guardian, please give full title. If more than one trustee, all should i. Joint owners should sign.

▲ FOLD AND DETACH HERE ▲

☎ VOTE BY TELEPHONE ☎

QUICK ★★★ EASY ★★★ IMMEDIATE

Your telephone vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card.

Call our toll free number 1.800.435.6710 on a touch tone telephone at any time of the day or night. There is NO CHARGE to you for this call.

You will be asked to enter the 11-digit Control Number located in the box in the lower right hand corner of this form.

OPTION 1: To vote as the Board of Directors recommends on *BOTH* proposals, press 1.

When asked, please confirm by pressing 1.

OPTION 2: If you choose to vote on each Proposal separately, press 0. You will hear these instructions:

- Proposal 1: to vote **FOR ALL** nominees, press **1**;
  to **WITHHOLD AUTHORITY** for all nominees, press **9**;
  to **WITHHOLD AUTHORITY** for an individual nominee, press **0** and listen to the instructions.
- Proposal 2: to vote **FOR**, press **1**; to vote **AGAINST**, press **9**; to **ABSTAIN**, press **0**.

When asked, please confirm your vote by pressing 1.

PLEASE DO NOT RETURN THE ABOVE PROXY CARD IF YOU HAVE VOTED BY TELEPHONE

PROXY

KB HOME

Annual Meeting of Stockholders April 11, 2002

CONFIDENTIAL INSTRUCTIONS TO WACHOVIA BANK, N.A.
TRUSTEE FOR THE KB HOME GRANTOR STOCK TRUST

With respect to the voting at the Annual Meeting of Stockholders of KB Home (the "Company") to be held on April 11, 2002, or any adjournment or postponement thereof, the undersigned participant in the Company's employee stock option plans hereby directs Wachovia Bank, N.A., as Trustee of the Company's Grantor Stock Trust, to vote all of the shares for which the undersigned is entitled to direct the vote under the Grantor Stock Trust in accordance with the following instructions:

The votes that the undersigned is entitled to direct under the Company's Grantor Stock Trust will be voted as directed on the reverse side hereof. If this card is signed and returned, but no choices are indicated, the votes that the undersigned is entitled to direct will be voted FOR Proposals 1 and 2, and upon such other business as may come before the Annual Meeting in accordance with the recommendation of the Board of Directors.

PLEASE MARK, DATE AND SIGN THESE INSTRUCTIONS AND RETURN THEM PROMPTLY, EVEN IF YOU PLAN TO ATTEND THE ANNUAL MEETING.

(Continued and to be signed on the other side.)

▲ FOLD AND DETACH HERE ▲

INSTRUCTION CARD **KB HOME**

ANNUAL MEETING OF STOCKHOLDERS APRIL 11, 2002

Dear Fellow Employee:

Just a reminder, your vote and your investment in KB Home are very important. Please complete and return your Confidential Instruction Card for tabulation by no later than April 5, 2002 to ensure that your vote is counted.

Bruce Karatz
Chairman and
Chief Executive Officer

your votes as indicated in this example. X

Your Directors recommend a vote **"FOR"**:

ELECTION OF DIRECTORS in Class I

	FOR (Except as marked to the contrary)	WITHHOLD AUTHORITY to vote for nominees listed
Nominees: 01 Jane Evans 02 James A. Johnson 03 Dr. Barry Munitz 04 Sanford C. Sigoloff	☐	☐

withhold authority to vote for any individual nominee, strike a line through the nominee's name.

	FOR	AGAINST	ABSTAIN
2. Approval of amendment to PERFORMANCE-BASED INCENTIVE PLAN FOR SENIOR MANAGEMENT	☐	☐	☐

*** IF YOU WISH TO VOTE BY TELEPHONE, PLEASE READ THE INSTRUCTIONS BELOW *****

By checking the box to the right, I consent to future access of KB Home's Annual Reports, Proxy Statements, prospectuses and other communications electronically via the Internet. I understand that the Company may no longer distribute printed materials to me for any future stockholder meeting until such consent is revoked. I understand that I may revoke this consent at any time by contacting the Company's transfer agent, Mellon Investor Services, Ridgefield, Park, NJ and that costs normally associated with electronic access, such as usage and telephone charges, will be my responsibility. ☐

nature(s) ______________________________ Date __________, 2002

e: Please sign EXACTLY as your name appears hereon. When signing as attorney, executor, administrator, trustee or guardian, please give full title. If more than one trustee, all should
ı. Joint owners should sign.

▲ FOLD AND DETACH HERE ▲

☎ VOTE BY TELEPHONE ☎

QUICK ★★★ EASY ★★★ IMMEDIATE

Your telephone vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card.

Call our toll free number 1.800.435.6710 on a touch tone telephone at any time of the day or night. There is NO CHARGE to you for this call.

You will be asked to enter the 11-digit Control Number located in the box in the lower right hand corner of this form.

OPTION 1: To vote as the Board of Directors recommends on *BOTH* proposals, press 1.

When asked, please confirm by pressing 1.

OPTION 2: If you choose to vote on each Proposal separately, press 0. You will hear these instructions:

- Proposal 1: to vote **FOR ALL** nominees, press **1**;
  to **WITHHOLD AUTHORITY** for all nominees, press **9**;
  to **WITHHOLD AUTHORITY** for an individual nominee, press **0** and listen to the instructions.
- Proposal 2: to vote **FOR**, press **1**; to vote **AGAINST**, press **9**; to **ABSTAIN**, press **0**.

When asked, please confirm your vote by pressing 1.

PLEASE DO NOT RETURN THE ABOVE PROXY CARD IF YOU HAVE VOTED BY TELEPHONE

PROXY

KB HOME

Annual Meeting of Stockholders April 11, 2002

CONFIDENTIAL INSTRUCTIONS TO WACHOVIA BANK, N.A.
TRUSTEE FOR THE KB HOME GRANTOR STOCK TRUST

With respect to the voting at the Annual Meeting of Stockholders of KB Home (the "Company") to be held on April 11, 2002, or any adjournment or postponement thereof, the undersigned participant in the Company's employee stock option plans hereby directs Wachovia Bank, N.A., as Trustee of the Company's Grantor Stock Trust, to vote all of the shares for which the undersigned is entitled to direct the vote under the Grantor Stock Trust in accordance with the following instructions:

The votes that the undersigned is entitled to direct under the Company's Grantor Stock Trust will be voted as directed on the reverse side hereof. If this card is signed and returned, but no choices are indicated, the votes that the undersigned is entitled to direct will be voted FOR Proposals 1 and 2, and upon such other business as may come before the Annual Meeting in accordance with the recommendation of the Board of Directors.

PLEASE MARK, DATE AND SIGN THESE INSTRUCTIONS AND RETURN THEM PROMPTLY, EVEN IF YOU PLAN TO ATTEND THE ANNUAL MEETING.

(Continued and to be signed on the other side.)

▲ FOLD AND DETACH HERE ▲

INSTRUCTION CARD **KB HOME**

ANNUAL MEETING OF STOCKHOLDERS APRIL 11, 2002

Dear Fellow Employee:

Just a reminder, your vote and your investment in KB Home are very important. Please complete and return your Confidential Instruction Card for tabulation by no later than April 5, 2002 to ensure that your vote is counted.

Bruce Karatz
Chairman and
Chief Executive Officer

your votes as indicated in this example. X

Your Directors recommend a vote "**FOR**":

ELECTION OF DIRECTORS in Class I

	FOR (Except as marked to the contrary)	WITHHOLD AUTHORITY to vote for nominees listed
Nominees: 01 Jane Evans 02 James A. Johnson 03 Dr. Barry Munitz 04 Sanford C. Sigoloff	☐	☐

withhold authority to vote for any individual nominee, strike a line through the nominee's name.

	FOR	AGAINST	ABSTAIN
2. Approval of amendment to PERFORMANCE-BASED INCENTIVE PLAN FOR SENIOR MANAGEMENT	☐	☐	☐

IF YOU WISH TO VOTE BY TELEPHONE, PLEASE READ THE INSTRUCTIONS BELOW ***

By checking the box to the right, I consent to future access of KB Home's Annual Reports, Proxy Statements, prospectuses and other communications electronically via the Internet. I understand that the Company may no longer distribute printed materials to me for any future stockholder meeting until such consent is revoked. I understand that I may revoke this consent at any time by contacting the Company's transfer agent, Mellon Investor Services, Ridgefield, Park, NJ and that costs normally associated with electronic access, such as usage and telephone charges, will be my responsibility. ☐

nature(s) ______________________________ Date __________, 2002

e: Please sign EXACTLY as your name appears hereon. When signing as attorney, executor, administrator, trustee or guardian, please give full title. If more than one trustee, all should 1. Joint owners should sign.

▲ FOLD AND DETACH HERE ▲

☎ VOTE BY TELEPHONE ☎

QUICK ★★★ EASY ★★★ IMMEDIATE

Your telephone vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card.

Call our toll free number 1.800.435.6710 on a touch tone telephone at any time of the day or night. There is NO CHARGE to you for this call.

You will be asked to enter the 11-digit Control Number located in the box in the lower right hand corner of this form.

OPTION 1: To vote as the Board of Directors recommends on *BOTH* proposals, press 1.

When asked, please confirm by pressing 1.

OPTION 2: If you choose to vote on each Proposal separately, press 0. You will hear these instructions:

- Proposal 1: to vote **FOR ALL** nominees, press **1**;
  to **WITHHOLD AUTHORITY** for all nominees, press **9**;
  to **WITHHOLD AUTHORITY** for an individual nominee, press **0** and listen to the instructions.
- Proposal 2: to vote **FOR**, press **1**; to vote **AGAINST**, press **9**; to **ABSTAIN**, press **0**.

When asked, please confirm your vote by pressing 1.

PLEASE DO NOT RETURN THE ABOVE PROXY CARD IF YOU HAVE VOTED BY TELEPHONE